UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

1

CONTENT

2

A free translation from Portuguese into English of Independent Auditor’s Report on individual and consolidated financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB)

Independent auditor’s report on individual and consolidated financial statements

To the Shareholders of

Cosan S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Cosan S.A. (the “Company”), identified as individual and consolidated, respectively, which comprise the statement of financial position as at December 31, 2022, and the respective statement of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and as well as the corresponding notes, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2022, and its individual and consolidated financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3

Emphasis of matter

Restatement of corresponding figures

According to Note 3.3, which describes the effects of the change in the accounting practice adopted by the Company in 2022, the corresponding figures referred to the year ended December 31, 2021, presented for comparison purposes, were adjusted and are being restated, as provided for in NBC TG 23 / IAS8 – Políticas Contábeis, Mudanças de Estimativa e Retificação de Erro. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the Company’s financial statements.

Acquisition of noncontrolling interest in Vale S.A.

As disclosed in Note 1.2.6 to the financial statements, the Company, through its subsidiary Cosan Oito S.A., concluded, on October 14, 2022, the acquisition of a non-controlling interest equivalent to 4.86% in Vale S.A. (“Vale”), for the amount of R$16,924,680 thousand. The investment acquisition was made through debt obtained. Additionally, the Company contracted derivative instruments to hedge itself against the risk of depreciation of Vale’s shares referring to its 3.31% interests, consisting of a combination of call and put positions (collar), in addition to contracting a collar call spread to hedge its right to acquire an additional 1.6% equity interests in Vale.

This matter was considered significant for our audit due to the complexity and volatility of certain financial instruments involved, and the relevance of amounts involved in relation to the Company’s financial statements.

4

How our audit addressed this matter

Our audit procedures included, among others: i) general understanding of the internal control environment including the accounting policies adopted by the Company regarding the acquisition of the non-controlling interest in Vale; ii) involvement of most experienced audit professionals in defining the test strategy, evaluating the audit supporting documentation and supervising the audit procedures performed; iii) involvement of our experts in derivative financial instruments to assist us in the reasonableness tests on the assessment and accounting treatment of these financial instruments; iv) reading of contracts and other documents relevant to the transaction; and v) recalculation of the fair value of financial instruments.

Based on the result of the audit procedures performed on the acquisition of non-controlling interest in Vale S.A., which is consistent with management’s assessment, we consider that the related accounting policies, criteria and assumptions adopted by management are appropriate in the context of the financial statements taken as a whole. We also assessed the adequacy of the disclosures made by the Company in Note 1.2.6 to the financial statements.

Business combinations

As disclosed in Note 8.2 to the financial statements, during the year ended December 31, 2022, the Company’s  subsidiaries, Compass Gás e Energia S.A., Atlântico Participações Ltda., Cosan Lubrificantes e Especialidades S.A. and Millennium Moove Corp. carried out business combinations for the acquisition of Companhia de Gás do Estado do Rio Grande do Sul e Commit Gás e Energia S.A, TUP Porto São Luís S.A., Tirreno Indústria e Comércio de Produtos Químicos Ltda. and Stryker Intermediate Holdings, respectively. Additionally, the Company acquired the control of Tellus Brasil Participações S.A., Janus Brasil Participações S.A., Gamiovapar Empreendimentos e Participações S.A. and Duguetiapar Empreendimentos e Participações S.A. The consideration transferred related to these acquisitions, net of cash acquired and non-controlling interests, consolidated, was R$5,288,696 thousand, intangible assets of R$4,508,809 thousand, goodwill of R$402,055 thousand and gain on bargain purchase of R$99,341 thousand before income tax and social contribution. As a result of these procedures, audit differences were identified which, when material to the financial statements taken as a whole, were adjusted by management.

This matter was considered significant for our audit, due to judgments involved in the identification and determination of the fair value of assets acquired and liabilities assumed, and the consequent determination of goodwill or gain on bargain purchase. In addition, the amounts involved in these transactions are significant in relation to the Company’s financial statements as at December 31, 2022.

How our audit addressed this matter

Our audit procedures included, among others: i) the execution of audit procedures of the opening balances of the acquired companies on the acquisition date as part of the determination of the fair values of acquired assets and liabilities assumed; ii) review of the alignment of the Company’s accounting practices with those of the acquired companies; iii) reading of contracts and other documents relevant to the transaction; and iv) involvement of our corporate finance experts to assist us in the assessment of assumptions and methodologies used by management in measuring and recognizing the fair value of assets acquired and liabilities assumed, and calculation of goodwill or the gain on bargain purchase.

5

Based on the result of the audit procedures performed, which is consistent with management’s assessment, we consider that the Company’s accounting policies related to business combination are appropriate to support the judgments and information included in the context of the financial statements taken as a whole. We also evaluated the adequacy of related disclosures made by the Company in Note 8.2 to the financial statements.

Railway’s concession infrastructure

As disclosed in Note 10.1 to the financial statements, as at December 31, 2022, the Company has recorded in its property and equipment certain assets directly related to the railway concession infrastructure in its subsidiary Rumo S.A., including wagons, locomotives and trackway which amount to R$11,290,894 thousand. The amounts invested in assets related to the railway’s concession infrastructure are significant and essential for the maintenance of the infrastructure used in the rendering of the railway transportation service.

This matter was considered significant for our audit due to the amounts involved in relation to the Company’s financial statements as at December 31, 2022, relevance of additions for the year, and risk that such assets are improperly capitalized.

How our audit addressed this matter

Our audit procedures included, among others: i) a general understanding of the internal control environment, including the criteria adopted to determine the applicability of capitalization; ii) assessment of the nature of capitalized expenditures; iii) extensive testing, on a sample basis, of materials and services applied to the construction works; iv) monitoring of the progress of construction works through on-site physical inspections; v) evaluation of the policies established by the Company for such accounting and their applicability to current accounting standards; and vi) interest capitalization test.

Based on the result of audit procedures performed, which is consistent with management’s assessment, we consider that the criteria and capitalization accounting policies of the assets related to railway concession infrastructure are appropriate in the context of the financial statements taken as a whole. We also evaluated the adequacy of related disclosures made by the Company in Note 10.1 to the financial statements.

Public concession infrastructure referring to the gas distribution service

As disclosed in Notes 10.2 and 10.3 to the financial statements, as at December 31, 2022, the Company has recorded intangible asset of the public concession and contract asset related to the gas distribution service, in the amounts of R$11,614,163 thousand and R$1,110,335 thousand, respectively, referring to the infrastructure of this concession in the subsidiary Compass Gás e Energia S.A.

6

These investments in concession infrastructure are an essential part of the methodology applied by the granting authority to define the tariff to be charged by the Company to end consumers, under the terms of the Service Concession Arrangement.  The definition of which expenditures are eligible and should be capitalized as infrastructure cost as well as the definition of useful life are subject to the executive board’s judgment.

This matter was considered significant for our audit due to particularities in connection with the capitalization process and subsequent assessment of infrastructure expenditures, in addition to the significance of the amounts involved.

How our audit addressed this matter

Our audit procedures involved, among others: i) understanding of the process implemented by management on the accounting for investments in public concession infrastructure related to the gas distribution service, including its classification as an asset qualifying for capitalization; ii) assessment of the nature of these investments with the applied infrastructure; iii) tests on a sample basis of the materials and services applied to the works, as well as the allocation of workforce hours; iv) assessment of the accounting classifications between the contract asset and the intangible asset entitled to this concession, observing the periods of the works; v) the policies established by the Company for such accounting and their applicability to current accounting standards; vi) the interest capitalization, when applicable; vii) use of substantive analytical procedures on additions and amortization; and viii) amortization test of the intangible asset entitled to this concession.

Based on the result of audit procedures performed, which is consistent with management’s assessment, we consider that the criteria and capitalization accounting policies as well as the amortization of public concession infrastructure assets referring to the gas distribution service are appropriate in the context of the financial statements taken as whole. We also evaluated the adequacy of related disclosures made by the Company in Notes 10.2 and 10.3 to the financial statements.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2022, prepared under the responsibility of the Company’s management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed jointly with the audit of the Company’s financial statements. To form our opinion, we evaluate if these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined under Accounting Pronouncement NBC TG 09 - Statement of Value Added.

In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in the referred to Accounting Pronouncement, and are consistent in relation to the individual and consolidated financial statements taken as a whole.

7

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls determined to be necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance of the Company and its subsidiaries are those responsible for overseeing the process of preparing financial statements.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

8

As part of the audit conducted in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•

Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or future conditions may cause the Company to cease to continue as a going concern.Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group’s audit and, consequently, for the audit opinion.

  We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

  We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

9

  From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

  São Paulo, February 28, 2023.

  ERNST & YOUNG

  Auditores Independentes S/S Ltda.

  CRC-SP-034519/O

  Clinton L. Fernandes

  Accountant CRC SP205541/O

10

  Statement of financial position

  (In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Cash and cash equivalents	5.2	1,348,461	1,718,077	13,301,716	16,174,130
Restricted cash	5.3	—	—	8,024	—
Marketable securities	5.3	724,050	893,087	2,422,470	4,372,696
Trade receivables	5.7	—	—	3,769,908	2,580,776
Derivative financial instruments	5.6	—	54,963	1,086,698	194,878
Inventories	7	—	—	1,869,059	1,149,304
Receivables from related parties	5.8	381,547	135,924	235,541	98,280
Receivable income tax and social contribution		272,130	222,981	560,789	442,957
Other receivable taxes	6	8,366	33,616	1,324,203	921,472
Receivable dividends and interest on equity	16	609,456	540,091	161,147	519,965
Sectorial financial assets	5.10	—	—	148,955	489,601
Other financial assets		—	—	88,961	466
Other assets		119,266	124,851	560,080	348,658
		3,463,276	3,723,590	25,537,551	27,293,183
Current assets held for sale	10.5	—	—	40,383	—
Current assets		3,463,276	3,723,590	25,577,934	27,293,183

Trade receivables	5.7	—	—	157,634	165,077
Marketable securities	5.3	—	—	19,677,296	15,311
Restricted cash	5.3	35,039	31,181	131,909	58,990
Deferred income tax and social contribution	14	1,857,620	777,686	4,474,124	3,051,628
Receivables from related parties	5.8	355,793	393,440	241,001	318,211
Receivable income tax and social contribution		—	—	434,886	344,059
Other receivable taxes	6	31,774	42,932	1,074,923	1,879,695
Judicial deposits	15	360,563	431,591	814,444	923,061
Derivative financial instruments	5.6	1,368,809	2,507,893	3,065,054	4,538,048
Sectorial financial assets	5.10	—	—	193,378	68,709
Other assets		62,432	67,613	201,811	179,598
Other financial assets		—	—	277	319,727
Investments in subsidiaries and associates	8.1	31,230,371	14,787,469	2,913,943	780,067
Investments in joint ventures	9	1,266,926	10,936,663	11,221,356	10,936,663
Fixed assets	10.1	46,044	53,007	18,948,436	16,648,553
Intangible assets	10.2	2,247	1804	22,121,942	17,781,498
Contract assets	10.3	—	—	1,118,715	705,982
Right-of-use assets	10.4	23,032	34,171	8,012,869	7,947,267
Investment properties	10.5	—	—	14,103,060	3,886,696
Non-current assets		36,640,650	30,065,450	108,907,058	70,548,840
Total assets		40,103,926	33,789,040	134,484,992	97,842,023

  The accompanying notes are an integral part of these financial statements.

11

  Statement of financial position

  (In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Liabilities
Loans, financing and debentures	5.4	802,549	269,793	4,542,205	4,241,368
Lease liabilities	5.5	7,676	8,423	550,529	405,820
Financial derivatives	5.6	—	31,202	1,039,357	925,650
Suppliers	5.9	115,146	4,506	4,318,362	3,253,504
Employee benefits payables		49,301	57,393	659,521	552,991
Income tax and social contribution payable		7,876	4,013	204,387	71,224
Other taxes payable	13	141,216	134,956	760,041	536,220
Dividends payable	16	279,979	754,282	892,006	799,634
Concessions payable	12	—	—	256,759	160,771
Related party payables	5.8	1,237,490	302,607	387,736	287,609
Sectorial Financial Liabilities	5.10	—	—	67,419	85,866
Other financial liabilities	5	—	—	924,562	726,423
Other current liabilities		543,084	368,188	1,195,329	909,956
Current Liabilities		3,184,317	1,935,363	15,798,213	12,957,036
Loans, financing and debentures	5.4	4,673,079	7,894,463	48,445,011	41,417,669
Lease Liabilities	5.5	22,689	31,624	2,981,629	2,861,858
Financial derivatives	5.6	618,947	110,278	4,251,575	150,511
Suppliers	5.9	—	—	61,489	—
Other taxes payable	13	148,620	141,423	153,688	146,889
Provision for legal expenses	15	349,357	361,859	1,801,186	1,644,061
Concessions payable	12	—	—	3,094,651	2,893,477
Investments with unsecured liabilities	8.1	146,473	356,442	—	—
Related party payables	5.8	9,221,407	7,397,822	—	—
Post-employment benefit obligations	22	312	219	575,840	669,475
Deferred income tax and social contribution liability	14	—	—	5,469,368	3,818,056
Sectorial Financial Liabilities	5.10	—	—	1,549,197	1,286,417
Deferred or anticipated revenue		—	—	624,801	36,440
Other financial liabilities	5	—	—	29,985	—
Other current liabilities		1,085,558	818,610	1,478,960	1,090,112
Non-current liabilities		16,266,442	17,112,740	70,517,380	56,014,965
Total liabilities		19,450,759	19,048,103	86,315,593	68,972,001
Shareholders’ equity	16
Share capital		8,402,544	6,365,853	8,402,544	6,365,853
Treasury shares		(107,140)	(69,064)	(107,140)	(69,064)
Additional paid-in capital		2,319,928	(1,690,235)	2,319,928	(1,690,235)
Accumulated other comprehensive income		567,546	(521,609)	567,546	(521,609)
Retained earnings		9,470,289	10,655,992	9,470,289	10,655,992
Shareholders’ equity attributable to:
Controlling shareholders		20,653,167	14,740,937	20,653,167	14,740,937
Non-controlling shareholders	8.3	—	—	27,516,232	14,129,085
Total shareholders’ equity		20,653,167	14,740,937	48,169,399	28,870,022
Total liabilities and shareholders' equity		40,103,926	33,789,040	134,484,992	97,842,023

  The accompanying notes are an integral part of these financial statements.

12

  Statement of profit or loss

  (In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
					(Restated Note 3.3)
Net operating revenue	18	—	—	39,737,368	24,907,150
Cost of goods sold and services provided	19	—	—	(30,753,137)	(19,123,250)
Gross profit		—	—	8,984,231	5,783,900

Selling expenses	19	—	—	(1,276,279)	(716,210)
General and administrative expenses	19	(300,262)	(295,476)	(1,976,331)	(1,498,612)
Other income, net	20	137,397	381,380	1,752,222	387,440
Operating result		(162,865)	85,904	(1,500,388)	(1,827,382)

Earnings before equity income and net financial revenue		(162,865)	85,904	7,483,843	3,956,518

Equity income in associates	8.1	3,926,759	6,748,458	468,743	129,159
Equity income of joint ventures	9	(333,622)	(177,217)	(92,179)	4,590,631
Equity income		3,593,137	6,571,241	376,564	4,719,790

Financial expenses		(1,970,687)	(1,130,433)	(4,706,535)	(3,027,089)
Financial revenue		277,734	208,103	5,777,521	1,234,950
Foreign exchange, net		649,899	(500,948)	260,746	(608,655)
Net effect of derivatives		(2,299,389)	261,433	(6,489,668)	(375,491)
Net financial results	21	(3,342,443)	(1,161,845)	(5,157,936)	(2,776,285)

Earnings before income tax and social contribution		87,829	5,495,300	2,702,471	5,900,023
Income tax and social contribution	14
Current		—	312	(1,246,990)	(191,012)
Deferred		1,088,203	627,604	1,365,394	641,765
		1,088,203	627,916	118,404	450,753
Net income for the year		1,176,032	6,123,216	2,820,875	6,350,776
Net income attributable to:
Controlling shareholders		1,176,032	6,123,216	1,176,032	6,123,216
Non-controlling shareholders		—	—	1,644,843	227,560
		1,176,032	6,123,216	2,820,875	6,350,776
Earnings per share	17
Basic				R$0.6292	R$3.3378
Diluted				R$0.6264	R$3.3264

  The accompanying notes are an integral part of these financial statements.

13

  Statement of other comprehensive income

  (In thousands of Reais)

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Net income for the year	1,176,032	6,123,216	2,820,875	6,350,776
Other comprehensive income
Items that may be subsequently reclassified to financial result:
FX rate differences on conversion of operations abroad	1,032,232	297,044	917,548	310,467
Income from cash flow hedge accounting	58	(609,532)	723	(601,415)
Variation in fair value of financial assets, net of taxes	11,144	1,369	22,395	2,269
	1,043,434	(311,119)	940,666	(288,679)
Items that shall not be reclassified to financial result:
Actuarial gains with defined benefit plan, net of taxes	45,721	42,120	53,018	41,832
	45,721	42,120	53,018	41,832
Comprehensive income for the year	2,265,187	5,854,217	3,814,559	6,103,929
Comprehensive income attributable to:
Controlling shareholders	2,265,187	5,854,217	2,264,811	5,840,670
Non-controlling shareholders	—	—	1,549,748	263,259
	2,265,187	5,854,217	3,814,559	6,103,929

  The accompanying notes are an integral part of these financial statements.

14

  Statement of changes in equity

  (In thousands of Reais)

	Share capital	Treasury shares	Capital reserve		Accumulated other comprehensive income	Profit reserve				Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
			Corporate transactions - Law 6,404/76	Capital transactions		Legal	Statutory reserve	Unrealized profits	Retained earnings

Balance as of January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Net income for the year	—	—	—	—	—	—	—	—	—	6,123,216	6,123,216	227,560	6,350,776
Comprehensive income for the year (Note 16)
Income from cash flow hedge accounting	—	—	—	—	(609,532)	—	—	—	—	—	(609,532)	8,117	(601,415)
FXrate differences on conversion of operations abroad	—	—	—	—	297,044	—	—	—	—	—	297,044	13,423	310,467
Actuarial gains with defined benefit plan, net of taxes	—	—	—	—	42,120	—	—	—	—	—	42,120	(288)	41,832
Variation in fair value of financial assets	—	—	—	—	1,369	—	—	—	—	—	1,369	900	2,269
Total comprehensive income	—	—	—	—	(268,999)	—	—	—	—	6,123,216	5,854,217	249,712	6,103,929
Shareholder contributions and distributions to shareholders
Capital increase	638,375	—	—	(638,375)	—	—	—	—	—	—	—	2,252,306	2,252,306
Disposal of treasury shares	—	4,603	—	3,825	—	—	—	—	—	—	8,428	—	8,428
Cancellation of treasury shares	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share-based compensation	—	18,136	—	(30,795)	—	—	—	—	—	—	(12,659)	(12,866)	(25,525)
Dividends	—	—	—	—	—	—	(328,267)	—	(83,863)	(1,454,263)	(1,866,393)	(162,457)	(2,028,850)
Legal reserve	—	—	—	—	—	306,160	—	—	—	(306,160)	—	—	—
Statutory reserve	—	—	—	—	—	—	4,362,793	—	—	(4,362,793)	—	—	—
Own shares acquired	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Minority shareholder addition due to business combination	—	—	—	—	—	—	—	—	—	—	—	2,115,554	2,115,554
Corporate reorganization	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Share-based payment transactions	—	—	—	(7,942)	—	—	—	—	—	—	(7,942)	28,274	20,332
Total contributions and distributions	638,375	514,877	—	(2,073,844)	—	306,160	3,537,610	—	(83,863)	(6,123,216)	(3,283,901)	15,056,945	11,773,044
Changes in interest in subsidiaries
Change of interest in subsidiary (Note 8)	—	—	—	1,322,956	—	—	—	—	—	—	1,322,956	(1,835,721)	(512,765)
	—	—	—	1,322,956	—	—	—	—	—	—	1,322,956	(1,835,721)	(512,765)
Total transactions with the Company's shareholders	638,375	514,877	—	(750,888)	—	306,160	3,537,610	—	(83,863)	(6,123,216)	(1,960,945)	13,221,224	11,260,279
Balance as of December 31, 2021	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022

  The accompanying notes are an integral part of these financial statements.

15

  Statement of changes in equity

  (In thousands of Reais)

	Share capital	Treasury share	Capital reserve		Accumulated other comprehensive income	Profit reserve				Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
			Corporate transactions - Law 6,404/76	Capital transactions		Legal	Statutory reserve	Unrealized profits	Retained earnings

Balance as of January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022
Net income for the year	—	—	—	—	—	—	—	—	—	1,176,032	1,176,032	1,644,843	2,820,875
Comprehensive income for the year (Note 16)
Income from cash flow hedge accounting	—	—	—	—	58	—	—	—	—	—	58	665	723
FXrate differences on conversion of operations abroad	—	—	—	—	1,032,232	—	—	—	—	—	1,032,232	(114,684)	917,548
Actuarial gains with defined benefit plan, net of taxes	—	—	—	—	45,721	—	—	—	—	—	45,721	7,297	53,018
Variation in fair value of financial assets	—	—	—	—	11,144	—	—	—	—	—	11,144	11,251	22,395
Total comprehensive income	—	—	—	—	1,089,155	—	—	—	—	1,176,032	2,265,187	1,549,372	3,814,559
Shareholder contributions and distributions to shareholders
Capital increase (Note 16) (Note 1.2.6.iv)	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	8,115,000	8,115,000
Disposal of treasury shares (Note 16)	—	1,752	—	618	—	—	—	—	—	—	2,370	—	2,370
Share-based payment	—	19,678	—	(30,930)	—	—	—	—	—	—	(11,252)	5,636	(5,616)
Dividends (Note 16)	—	—	—	—	—	—	(45,736)	—	—	(279,308)	(325,044)	(912,735)	(1,237,779)
Legal reserve (Note 16)	—	—	—	—	—	58,802	—	—	—	(58,802)	—	—	—
Statutory reserve (Note 16)	—	—	—	—	—	—	837,922	—	—	(837,922)	—	—	—
Own shares acquired (Note 16)	—	(59,506)	—	—	—	—	—	—	—	—	(59,506)	—	(59,506)
Minority shareholder addition due to business combination (Note 8.2)	—	—	—	—	—	—	—	—	—	—	—	10,062,503	10,062,503
Share-based payment transactions	—	—	—	55,391	—	—	—	—	—	—	55,391	(218,746)	(163,355)
Total contributions and distributions	2,036,691	(38,076)	—	25,079	—	(289,951)	(631,571)	—	(264,181)	(1,176,032)	(338,041)	17,051,658	16,713,617
Changes in interest in subsidiaries
Acquisition of non-controlling interest (Note 8.3)	—	—	—	—	—	—	—	—	—	—	—	(1,092,374)	(1,092,374)
Change of interest in subsidiary (Note 8.3)	—	—	—	3,985,084	—	—	—	—	—	—	3,985,084	(4,121,509)	(136,425)
	—	—	—	3,985,084	—	—	—	—	—	—	3,985,084	(5,213,883)	(1,228,799)
Total transactions with the Company's shareholders	2,036,691	(38,076)	—	4,010,163	—	(289,951)	(631,571)	—	(264,181)	(1,176,032)	3,647,043	11,837,775	15,484,818
Balance as of December 31, 2022	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399

  The accompanying notes are an integral part of these financial statements.

16

  Statement of cash flow

  (In thousands of Reais)

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash flows from operating activities
Earnings before income tax and social contribution		87,829	5,495,300	2,702,471	5,900,023
Adjustments for:
Depreciation and amortization	19	13,936	13,403	3,014,480	2,221,536
Equity income of subsidiaries and associates	8.1	(3,926,759)	(6,748,458)	(468,743)	(129,159)
Equity income of joint ventures	9	333,622	177,217	92,179	(4,590,631)
Loss (profit) on disposal of fixed and intangible assets	20	2,323	667	13,035	(6,774)
Share-based payment transactions	23	41,832	26,672	99,088	50,414
Variation in fair value of investment properties	10.5	—	—	(1,311,691)	(17,116)
Provision for legal expenses,
receivables and tax installments	20	41,463	93,039	370,764	250,109
Interest, derivatives, monetary and foreign exchange variations, net		3,396,305	1,180,557	6,521,930	3,141,765
Bargain purchase gain	20	(99,341)	(416,268)	(99,341)	(416,268)
Sectorial financial assets and liabilities, net	5.10	—	—	339,854	246,101
Provision for employee benefits		26,682	44,140	380,967	335,502
Allowance for expected credit losses		—	—	28,463	(3,034)
Tax credit recovery		—	(14,136)	(110,541)	(648,315)
Results from the sale of investments	20	(54,707)	—	(988,077)	—
(Profit) loss on energy derivative transactions		—	—	(248,123)	58,701
Others		(79,854)	(14,514)	343,713	87,229
		(216,669)	(162,381)	10,680,428	6,480,083
Variation in:
Trade receivable		—	—	(6,327)	(315,607)
Inventories		—	—	(423,430)	(243,620)
Other taxes, net		17,286	(26,161)	553,584	164,732
Income tax and social contribution		4,428	(17,688)	(1,090,684)	(905,284)
Related parties, net		(326,210)	(31,638)	(139,621)	(134,838)
Suppliers		106,705	167	510,616	679,774
Employee benefits payables		(34,773)	(15,676)	(249,244)	(143,445)
Provision for legal expenses		(4,115)	(6,400)	(328,394)	(118,411)
Other financial liabilities		—	—	110,659	108,849
Judicial deposits		2,369	(37,777)	(2,670)	(58,725)
Deferred or anticipated income		—	—	592,601	—
Purchase of tax credits		—	—	—	(208,118)
Post-employment benefit obligation		—	—	(90,411)	(34,004)
Financial instruments derivatives		—	—	(65,939)	—
Other assets and liabilities, net		3,409	(59,820)	(78,936)	(49,404)
		(230,901)	(194,993)	(708,196)	(1,258,101)
Net cash (used in) generated from operating activities		(447,570)	(357,374)	19,972,232	5,221,982

Cash flow from investing activities
Capital contribution to subsidiaries and associates		(8,475,590)	(439,964)	(86,205)	(416,375)
Capital reduction in subsidiaries		—	—	(19,217)	—
Acquisition of subsidiary, net of acquired cash	8.2	(525,115)	(592,733)	(5,288,696)	(592,733)
Sale (purchase) of bonds and securities, net		241,786	(62,347)	(13,911,737)	1,107,942
Restricted cash		(3,858)	(31,181)	(58,179)	21,142
Dividends received from subsidiaries and associates	16	1,849,651	895,022	323,096	16,426
Dividends received from joint venture	16	1,174,771	588,562	1,174,771	819,729
Acquisition of instruments designated at fair value		—	—	(190,990)	(14,168)
Additions to fixed, intangible and contract assets		(2,471)	(723)	(4,531,374)	(4,066,728)
Proceeds from the sale of investments		87,200	—	1,969,789	632
Proceeds from mergers by consolidation		—	353,601	—	8,125,855
Cash received on the sale of property, plant and equipment and intangible assets		—	—	9,319	3,090
Others		—	(4,475)	—	392
Net cash (used in) generated from investing activities		(5,653,626)	705,762	(20,609,423)	5,005,204
17

  Statement of cash flow

  (In thousands of Reais)

Cash flow from financing activities
Funding from loans, financing and debentures	5.4	9,450,210	1,986,070	23,886,960	11,390,562
Principal repayment of loans,
financing and debentures	5.4	—	(5,427)	(15,278,378)	(8,612,361)
Payment of interest on
loans, financing and debentures	5.4	(830,380)	(262,407)	(3,441,978)	(1,916,413)
Payment of derivative financial instruments		(658,874)	(123,042)	(2,079,805)	(639,639)
Receipt of derivative financial instruments		226,684	520,674	291,619	1,708,196
Payment of derivative financial instruments, except debt		(287,640)	(227,012)	(283,337)	(227,012)
Receipt of derivative financial instruments, except debt		146,979	197,679	146,979	197,679
Principal repayment of leases	5.5	(5,051)	(3,689)	(400,248)	(421,394)
Payment of interest on leases	5.5	(3,933)	(3,554)	(211,611)	(142,484)
Transaction costs related to loans and financing		—	—	(94,196)	—
Funds from capital contributions by
non-controlling shareholders		—	—	8,126,823	2,252,306
Related parties		(1,231,979)	(387,534)	—	—
Repurchase of own shares		(59,506)	(4,778)	(84,591)	(34,529)
Proceeds from the sale of treasury shares		2,370	8,428	2,370	8,428
Acquisition of non-controlling shareholders’ shares		(25,582)	(290,285)	(487,721)	(698,147)
Dividends paid		(799,347)	(1,181,011)	(1,908,171)	(1,318,902)
Dividends paid to preferred shareholders		—	—	—	(522,592)
Proceeds from consideration asset		—	—	—	69,155
Payment of share-based compensation		—	(14,688)	(15,597)	(45,024)
Others		—	963	—	1,397
Net cash generated from financing activities		5,923,951	210,387	8,169,118	1,049,226
(Decrease) increase in cash and cash equivalents		(177,245)	558,775	(2,468,073)	11,276,412

Cash and cash equivalents at the beginning of the year		1,718,077	1,149,267	16,174,130	4,614,053
Effect of the foreign exchange variation on the
cash balance and cash equivalents		(192,371)	10,035	(404,341)	283,665
Cash and cash equivalents at the end of the year		1,348,461	1,718,077	13,301,716	16,174,130
Additional information
Income taxes and social contribution paid		—	—	318,845	462,120

  The accompanying notes are an integral part of these financial statements.

  Non-cash transactions:

    Recognition of interest on equity approved and not yet paid by Raízen S.A. (“Raízen”) totaling R$126,798 (R$222,798 on December 31, 2021) and by Compass Gás e Energia S.A. (“Compass Gás e Energia”) totaling R$112,764 (no impact as of December 31, 2021).
    Acquisition of assets for the construction of a gas pipeline and logistics operation assets, with payments made in installments totaling R$246,564 (R$263,143 on December 31, 2021).
    Recognition of right-of-use of R$246,517 (R$105,279 on December 31, 2021), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 10.4).

  Disclosure of interest and dividends:

  Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Cash flow from financing activities is defined as interest received or paid.

18

  Statement of value added

  (In thousands of Reais)

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Revenues
Net sales	—	—	47,417,080	29,923,191
Other operating income, net	243,655	438,045	2,488,297	864,357
Impairment loss on trade receivables	—	—	(16,544)	3,034
	243,655	438,045	49,888,833	30,790,582
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	16,994,544	10,104,416
Materials, energy, third-party services and others	205,564	179,774	15,863,840	10,807,171
	205,564	179,774	32,858,384	20,911,587
Gross value added	38,091	258,271	17,030,449	9,878,995
Retention
Depreciation and amortization	13,936	13,403	3,014,480	2,221,536
	13,936	13,403	3,014,480	2,221,536
Net value added	24,155	244,868	14,015,969	7,657,459
Value added transferred in
Equity income in associates	3,926,759	6,748,458	468,743	129,159
Equity income in joint ventures	(333,622)	(177,217)	(92,179)	4,590,631
Financial revenue	277,734	208,103	5,777,521	1,010,427
	3,870,871	6,779,344	6,154,085	5,730,217
Value added to be distributed	3,895,026	7,024,212	20,170,054	13,387,676
Distribution of value added
Personnel and payroll charges	157,309	142,101	2,214,637	1,654,638
Direct remuneration	141,010	127,345	1,805,369	1,299,017
Benefits	9,970	8,031	341,624	283,228
FGTS and others	6,329	6,725	67,644	72,393
Taxes, fees and contributions	(1,058,494)	(611,053)	4,056,804	1,462,879
Federal	(1,067,479)	(616,039)	1,930,941	76,547
State	—	—	1,890,934	1,251,735
Municipal	8,985	4,986	234,929	134,597
Financial expenses and rents	3,620,179	1,369,948	11,077,738	3,919,383
Interest and foreign exchange variation	3,296,927	1,326,823	10,583,018	3,582,517
Rents	—	—	142,280	135,019
Others	323,252	43,125	352,440	201,847
Equity Remuneration	1,176,032	6,123,216	2,820,875	6,350,776
Proposed dividends	279,308	1,454,263	279,308	1,454,263
Retained profits	896,724	4,668,953	896,724	4,668,953
Non-controlling shareholders' equity interest	—	—	1,644,843	227,560

  The accompanying notes are an integral part of these financial statements.

19

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

1. OPERATIONS

Cosan S.A. ("Cosan" or "the Company") is a publicly traded company that trades under the symbol "CSAN3" on the B3 S.A. - Brasil, Bolsa, Balcão ("B3") in the special Novo Mercado segment. The Company's American Depositary Shares ("ADSs") are traded under the symbol "CSAN" on the New York Stock Exchange. Cosan is a corporation (sociedade anônima) headquartered in the city of São Paulo, state of São Paulo. Cosan's ultimate controlling shareholder is Mr. Rubens Ometto Silveira Mello.

1.1. CORPORATE REORGANIZATION

On January 22, 2021, the shareholders of Cosan Limited, former parent company of Cosan S.A. and Cosan Logística S.A. (“Cosan Log”), approved the intra-group reorganization, announced on July 3, 2020, consisting of the merger of companies under common control, as provided for in Art. 264, Paragraph 4, of Law No. 6,404, according to which Cosan Limited and Cosan Log were merged into Cosan S.A., or the “Corporate Reorganization”, with Cosan S.A. being the remaining entity.

The Corporate Reorganization was completed on March 1, 2021, with the goal of simplifying the corporate structure, unifying and consolidating Cosan S.A.’s, Cosan Limited’s, and Cosan Log’s free floats, in order to increase share liquidity and unlock value within the Company's group portfolio. Following the merger, all shareholders of Cosan Limited, Cosan S.A., and Cosan Log received direct ownership of the outstanding shares of Cosan S.A. As a result, Cosan S.A. issued ADSs listed on the NYSE or common shares listed on the B3’s Novo Mercado segment to Cosan Limited shareholders immediately prior to the merger's approval. As for Cosan Log, holders of Cosan Log shares immediately prior to the merger's approval became owners of common shares in Cosan S.A.

1.2. MAIN RECENT EVENTS

1.2.1. AQUISITION OF SULGÁS’ CONTROL

On January 3, 2022, the subsidiary Compass Um Participações S.A. (“Compass Um”) purchased 51% of the share capital of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”). See Note 8.2.

1.2.2. AQUISITION OF TUP PORTO SÃO LUÍS’ CONTROL

On February 11, 2022, the subsidiary Atlântico Participações S.A. (“Atlântico”) purchased an additional 51% of TUP Porto São Luís S.A. (“Porto São Luís” or “Porto”), bringing its total share capital to 100% of the Porto. See Note 8.2.

1.2.3. ACQUISITION OF PETROCHOICE’S AND TIRRENO’S CONTROL

On May 23 and 31, 2022, the subsidiary Cosan Lubes Investments Limited (“CLI” or “Moove” segment), through its subsidiaries, acquired 100% of Stryker Intermediate Holdings Inc. and its operating subsidiaries (together referred to as “PetroChoice”) and Tirreno Indústria e Comércio de Produtos Químicos Ltda. (“Tirreno”), respectively. See Note 8.2.

1.2.4. ACQUISITION OF COMMIT’S CONTROL

On July 11, 2022, the subsidiary Compass Gás e Energia acquired 51% of Petrobras Gás S.A.’s (“Gaspetro”) share capital. On July 12, 2022, the change of Gaspetro's corporate name to Commit Gás e Energia S.A. ("Commit") was announced. See Note 8.2.

20

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.2.5. SALE OF DISTRIBUTORS BY COMMIT

The distributors that were classified as available-for-sale assets on the Commit acquisition date were sold to the shareholders who held the preemptive right, as presented below:

Date of sale	Acquirer	Acquiree	Participation	Value
07/21/2022	State of Paraíba	PBGas	41.50%	47,251
07/21/2022	Termogás S.A.	Cebgás	24.00%	561
07/22/2022	State of Alagoas	Algás(i)	12.06%	27,067
07/25/2022	State of Bahia	BahiaGas	41.50%	574,778
07/26/2022	State of Ceara	Cegás(ii)	12.06%	76,399
07/29/2022	Brasilia Energy Company	Cebgás	8.00%	187
11/08/2022	Termogás S.A.	Gasap	37.25%	297
11/08/2022	Termogás S.A.	Gaspisa	22.11%	398
11/08/2022	Termogás S.A.	Rongás	41.50%	504
11/08/2022	Termogás S.A.	GoiásGas	30.46%	663
12/21/2022	State of Piauí	Gaspisa	15.14%	437
				728,542

(i)	After the State of Alagoas exercised its right of preference, Commit retained a 29.44% stake in Algás.
(ii)	After the State of Ceará exercised its right of preference, Commit retained a 29.44% stake in Cegás.

Given that the transactions are not subject to prior approval by the Administrative Council for Economic Defense ("CADE") under current legislation, there are no effects that suspend or prohibit the transactions’ completion.

1.2.6. ACQUISITION OF EQUITY INTEREST IN VALE

During the fourth quarter ended December 31, 2022, Cosan completed the transaction related to the acquisition of a non-controlling interest in Vale S.A. ("Vale") which was divided into: (i) assets acquired; (ii) debt incurred; (iii) structured derivatives; and (iv) issuance of preferred shares.

Vale is a Brazilian mining company that operates in 20 countries that also operates in logistics – via railroads, ports, terminals and infrastructure – in energy.

(i)    Acquired assets

On October 14, 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”) completed the investment started in September 2022 of R$16,924,680 in Vale, which consisted of the following steps: (a) acquisition of 1.55% of shares in the spot market for R$4,918,245 with exposure to share price changes; (b) purchase of 3.31% of shares in a private transaction for R$11,117,824 with partial protection via derivatives (Collar); and (c) purchase of a Call Spread instrument, which consists of another derivative protection (Collar) and a forward transaction (Collar with Forward) and enables the acquisition of an additional 1.6% of Vale's shares at a predetermined price per share for a total of R$888,611. The funds for this investment totaled R$17,315,178 and came from (i) total contracted debts of R$16,569,660; (ii) collar premium of R$499,197; and (iii) call spread collar premium of R$246,321.

21

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 Our Vale interest represent 4.95% of Vale's total outstanding shares and 4.61% of the total share capital as of January 31, 2023, the most current information available to the market.

(ii)   Debts incurred

The following loans were contracted for the acquisition of assets:

Creditor	Value	Maturities	Charges (p.a.)
JP Morgan S.A. (i)	5,141,775	10/01/2027	EUR+3.28%
Citibank S.A. (i)	3,427,885	10/01/2027	JP¥+ 0.25%
Banco Bradesco BBI S.A.	4,000,000	09/27/2023	CDI+1.35%
Banco Itaú BBA S.A.	4,000,000	09/16/2023	CDI+1.35%
Total	16,569,660

(i)	The charges for these operations bear pre-fixed interest, raised in foreign currency for €1,009,650 thousand and JP¥95,298,449 thousand with JP Morgan S.A. and Citibank S.A., respectively. Subsequently, derivative financial instruments were structured for these financings, which converted such operations into Reais at a cost of CDI+0.45% p.a.

The financing from JP Morgan S.A. and Citibank is guaranteed by 100% of Vale's shares in the Collar structure, referring to Cosan Oito's 3.31% acquired stake.

(iii) Structured derivatives

For protection regarding the acquisition of the equity interest of 3.31%, derivatives were structured consisting of a combination of call and put positions (Collar) that mitigate the risk of Vale's share price devaluation below a certain value, while also allowing Cosan Oito to participate in future share value increases. At the inception of the transaction, a net premium of R$499,197 was received for the difference between the put and call options.

To safeguard the right to acquire the additional equity interest of 1.6%, derivatives were structured consisting of a combination of call and put options (Call Spread Collar) that mitigate share value depreciation while also allowing Cosan Oito to participate in future share value increases. At the inception of the transaction, a net premium of R$246,321 was received for the difference between the put and call options.

(iv) Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.3% and 26.9% of the share capital from the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

22

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gás e Energia and the Commercial Notes issued by Itaú BBA S.A. and Bradesco banks, respectively. As a result, Cosan Nove now holds 39.0% of Raízen's shares and Cosan Dez now holds 88.0% of Compass Gás e Energia's shares.

Cosan Nove and Cosan Dez redeemed in advance the commercial notes contributed for a total of R$8,229,987 (includes principal plus interest accrual until the redemption date) with the proceeds from the issuance of preferred shares described in item (ii).

1.2.7. ACQUISITION OF TELLUS’, JANUS’, DUGUETIAPAR’S AND GAMIOVAPAR’S CONTROL

On September 30, 2022, the Company entered into a Share Purchase Agreement with Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for the acquisition of an additional 12.4% equity interest in Tellus Brasil Participações S.A. (“Tellus”), Duguetiapar Empreendimentos e Participações (“Duguetiapar”) and Gamiovapar Empreendimentos e Participações S.A. (“Gamiovapar”). Additionally, the Company entered into a Share Purchase Agreement with Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for the acquisition of an additional 12.4% equity interest in Janus Brasil Participações S.A. (“Janus”). The transaction was completed on October 20, 2022. See Note 8.2.

1.2.8. DISPOSAL OF EQUITY INTEREST IN PORT ELEVATIONS

On November 14, 2022, the subsidiary Rumo concluded the sale of 80% of its equity interest in the wholly-owned subsidiary Elevações Portuárias S.A. ("EPSA"), which operates and controls terminals T16 and T19 in the Port of Santos/SP, to Corredor Logística e Infraestrutura Sul ("CLI SUL"), a company wholly-owned by Corredor Logística e Infraestrutura ("CLI"), in line with the strategy of forming long-term partnerships and focusing on rail logistics and the execution of strategic expansion projects. As per Note 20, the subsidiary Rumo received a net amount of R$1,394,669, with a result of R$955,584.

1.3. RUSSIA-UKRAINE CONFLICT

Several countries imposed sanctions on Russia, Belarus, and certain regions of Ukraine following the outbreak of war in Ukraine in late February 2022. The geopolitical situation abruptly changed, with uncertainty about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances restrict the freedom of operation of Cosan Group companies in the Russian region, causing distortion and volatility in its activities. The war also contributed to increased volatility in currency markets, energy prices, raw materials and other input costs, as well as supply chain tensions and a rise in inflation in many countries.

Risks related to cybersecurity, loss of reputation, potential additional sanctions, export controls and other regulations (including restrictions on transferring funds to and from Russia) have increased. The ongoing war may continue to affect production and consumer demand. The Cosan Group evaluated the consequences of the war in its Financial Statements, mainly considering the impacts on major judgments and significant estimates, in addition to the operations that may be affected, such as:

23

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

i.	Transported volume of fertilizers;
ii.	Production of sugarcane, due to unfavorable conditions for obtaining fertilizer;
iii.	An increase in oil prices as a result of a more limited supply of Russian oil may reduce our margins and put pressure on the acquisition costs of basic inputs such as diesel oil;
iv.	Debt and third-party capital for our financing and investment activities, influenced by measures to contain inflation implemented by the Brazilian government and the Central Bank of Brazil, such as an increase in the basic interest rate;
v.	Acquisition of rail tracks by Rumo: although Rumo is able to obtain rail tracks from other non-Russian suppliers, the prices charged and the deadlines required by these suppliers may be unfavorable in comparison to previous commercial conditions.

There have been no effects on the annual financial statements to date. The Cosan Group will continue to monitor the facts surrounding the conflict in order to assess potential impacts on the business and, as a result, on the financial statements.

2. STATEMENT OF COMPLIANCE

These individual and consolidated financial statements were prepared and are being presented in accordance with Brazilian accounting practices, which include the Brazilian Corporate Law, the rules of the Brazilian Securities Commission ("CVM"), and the pronouncements of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis ("CPC")), as well as international accounting standards (International Financial Reporting Standards, or "IFRS") issued by the International Accounting Standards Board (“IASB”).

The presentation of individual and consolidated Value Added Statements (“VAS”) are required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies CPC 09 – Value Added Statements. The IFRS standards do not require the presentation of this statement. As a result, under the IFRS, this statement is presented as supplementary information, notwithstanding the financial statements as a whole.

Only the relevant information in the financial statements is hereby disclosed, and it corresponds to those used by Management in its management.

These financial statements were authorized for issuance by the Board of Directors on February 28, 2023.

24

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

3. ACCOUNTING POLICIES

Accounting policies are included in the explanatory notes, except for those described below:

3.1. FUNCTIONAL CURRENCY AND FOREIGN CURRENCY

The individual and consolidated financial statements are presented in Reais, which is the functional currency of the Company, its subsidiaries and joint ventures in Brazil, because it is the currency of the primary economic environment in which they operate, consume, and generate resources. The main functional currencies of the subsidiaries located outside Brazil are the US Dollar, the Euro or the Pound Sterling. Unless otherwise specified, all balances have been rounded to the nearest thousand.

Monetary assets and liabilities denominated and calculated in foreign currencies at the balance sheet date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date. Foreign currency differences resulting from conversions are generally accounted for in profit or loss.

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition, are converted into Reais at the balance sheet date using the foreign exchange rates in effect at the time. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences are recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the amount accumulated in the translation reserve related to that foreign operation is reclassified to financial result as part of the gain or loss on disposal.

The following table presents the foreign exchange rate, expressed in Reais for the years indicated, as informed by the Central Bank of Brazil (“BACEN”):

Currency	12/31/2022	12/31/2021
Dollar (USD)	BRL 5.22	BRL 5.58
Pound Sterling (£)	BRL 6.28	BRL 7.92
Euro (€)	BRL 5.57	BRL 6.55
Yen (¥)	BRL 0.04	BRL 0.05

25

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

3.2. USE OF JUDGMENTS AND ESTIMATES

Management used judgments and estimates in preparing these financial statements, which affect the application of Cosan Group's accounting policies as well as the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Underlying estimates and assumptions are continually reviewed and recognized prospectively, when applicable. The following explanatory notes contain information on critical judgments, assumptions, and estimates of uncertainties in the application of accounting policies that have a greater impact on the amounts recognized in the financial statements:

  Note 5.5 – Lease Liabilities
  Note 5.7 – Accounts receivable from customers
  Note 5.10 – Sectorial financial assets and liabilities
  Note 5.11 - Fair value measurement
  Note 8.2 – Acquisition of subsidiaries
  Note 9 – Investments in joint venture
  Notes 10.1 and 10.2 – Fixed  assets, intangible assets and premium
  Notes 10.5 – Investment properties
  Note 11 – Commitments
  Note 14 – Income tax and social contribution
  Note 15 – Provision for legal expenses
  Note 22 – Post-employment benefit obligations
  Note 23 – Share-based compensation
26

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

 3.3. CHANGE IN THE PRESENTATION AND CLASSIFICATION OF THE AMORTIZATION EXPENSE OF THE CONCESSION RIGHT'S INTANGIBLE ASSETS

The indirect subsidiary Comgás applies the intangible asset model in accordance with ICPC 01 / IFRIC 12 and CPC 04 / IAS 38 for the accounting of natural gas distribution concession contracts. However, note that the standards do not specify the classification of the amortization of concession assets in the income statement. As a result, since the acquisition of Companhia de Gás de São Paulo – Comgás (“Comgás”) in November 2012, the Company has applied an accounting policy consistent with its understanding of the essence of the operation at the time, classifying the amortization of the asset as concession as general and administrative expenses because it is not directly attributable to the gas distribution process and thus does not contribute to the cost of sales.

Because of the advancement of the Brazilian market in the gas distribution segment and the entry of new market participants, the Company was able to reassess this policy on January 1, 2022, and voluntarily change the presentation of the classification of the amortization of the concession agreement of general and administrative expenses for costs of sales, because the Company understands that such a presentation provides more relevant information to the users of its financial statements and is more in line with the practices adopted by the market. This reclassification does not impact regulatory margins or the main indicators used by the Company.

The application of the change in accounting policy resulted in the following reclassification in the income statement in the comparative year:

	Consolidated
	12/31/2021
	Reported	Reclassified	Restated
Net operating revenue	24,907,150	—	24,907,150
Cost of goods sold
and services provided	(18,568,049)	(555,201)	(19,123,250)
Gross profit	6,339,101	(555,201)	5,783,900

Selling expenses	(716,210)	—	(716,210)
General and administrative expenses	(2,053,813)	555,201	(1,498,612)
Other operating income, net	387,440	—	387,440
Operational result	(2,382,583)	555,201	(1,827,382)

Earnings before equity income
and financial revenue, net	3,956,518	—	3,956,518

Equity Income	4,719,790	—	4,719,790
Financial result, net	(2,776,285)	—	(2,776,285)

Earnings before income tax
and social contribution	5,900,023	—	5,900,023

Income tax and social contribution	450,753	—	450,753

Net income for the year	6,350,776	—	6,350,776

This reclassification was also reflected in Note 4 - Segment information.

27

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported Segments

  Raízen: operates in (i) the production, commercialization, origination, and trading of first and second power generation, (ii) commercialization of natural gas and acting as a commercial representative regarding the sale of lubricants at fueling stations, (iii) operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio. After the completion of Raízen's corporate reorganization on June 1, 2021, our senior management began to view Raízen as a single reportable segment. Consequently, our previously reported segment information for all periods presented has been restated to reflect changes in reportable segments.
  Gas and Energy: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Logistics: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Cosan Investimentos is divided into two reportable sub-segments: (i) Land: management of agricultural properties; and (ii) Other Investments: mining and logistics projects, digital platforms for logistics services, in addition to the investment in the Climate Tech Fund, a fund managed by Fifth Wall that specializes in technological innovation.

Reconciliation:

  Corporate Cosan: This segment represents Cosan's corporate structure, which includes expenses with consulting services, personnel and various legal claims. In addition to the investment made in Vale, the Corporate segment also includes other investments.

Even though Raízen is an equity method joint venture that is not proportionally consolidated, Management continues to review segment-specific data. In the column titled "Deconsolidation of joint ventures," the reconciliation between these segments is demonstrated.

28

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	December 31, 2022
	Reported Segments						Reconciliation
					Cosan Investimentos		Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
	Raízen	Gas and Energy	Moove	Logistics	Lands	Other Investments				Consolidated
Result
Gross operating revenue	259,262,308	25,361,549	10,984,268	10,449,453	865,700	11,873	—	(259,262,308)	(63,036)	47,609,807
Domestic market (i)	197,402,638	25,361,549	10,327,853	10,174,985	865,700	11,873	—	(197,402,638)	(63,036)	46,678,924
Foreign market (i)	61,859,670	—	656,415	274,468	—	—	—	(61,859,670)	—	930,883
Net operating revenue	244,293,722	20,133,787	8,980,077	9,841,508	834,616	10,416	—	(244,293,722)	(63,036)	39,737,368
Cost of goods sold and
services provided	(233,658,136)	(16,561,153)	(6,990,171)	(6,695,147)	(560,274)	(9,428)	—	233,658,136	63,036	(30,753,137)
Gross profit	10,635,586	3,572,634	1,989,906	3,146,361	274,342	988	—	(10,635,586)	—	8,984,231
Selling expenses	(5,148,014)	(163,256)	(1,072,488)	(30,619)	—	(9,916)	—	5,148,014	—	(1,276,279)
General and administrative expenses	(2,425,318)	(781,730)	(347,591)	(468,574)	(45,535)	(68,404)	(264,497)	2,425,318	—	(1,976,331)
Other income (expenses), net	283,606	(91,905)	29,002	348,543	1,302,442	(3)	164,143	(283,606)	—	1,752,222
Equity in associates’ earnings	(119,338)	147,878	—	40,462	20,799	(57)	3,051,158	119,338	(2,791,497)	468,743
Equity income in
joint ventures	—	—	—	—	—	—	(92,179)	—	—	(92,179)
Financial result	(4,105,064)	(416,397)	(101,872)	(2,329,035)	4,106	3,851	(2,318,589)	4,105,064	—	(5,157,936)
Financial expenses	(3,010,398)	(1,331,114)	(114,249)	(1,521,478)	(3,550)	7,698	(1,743,842)	3,010,398	—	(4,706,535)
Financial revenue	811,948	898,103	75,817	1,108,620	7,656	5,101	3,682,224	(811,948)	—	5,777,521
Foreign exchange variation	963,060	102,655	(15,394)	374,859	—	(8,948)	(192,426)	(963,060)	—	260,746
Derivatives	(2,869,674)	(86,041)	(48,046)	(2,291,036)	—	—	(4,064,545)	2,869,674	—	(6,489,668)
Income tax and social contribution	864,710	(329,185)	(10,062)	(193,116)	(74,915)	(68)	725,750	(864,710)	—	118,404
Income for the year	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875

Result attributed to:
Controlling shareholders	(66,054)	1,572,263	340,914	156,380	749,840	(64,306)	1,212,438	66,054	(2,791,497)	1,176,032
Non-controlling shareholders	52,222	365,776	145,981	357,642	731,399	(9,303)	53,348	(52,222)	—	1,644,843
	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875
Other selected information
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	5,159	14,004	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,869	850,715	5,003,118	1,552,286	(72,233)	2,872,629	(12,524,020)	(2,791,497)	10,874,887
Additions to fixed assets, intangible assets
and contract assets	9,339,898	1,659,202	109,263	2,717,745	19,212	23,481	2,471	(9,339,898)	—	4,531,374

EBITDA reconciliation
Income for the year	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875
Income taxes and social contribution	(864,710)	329,185	10,062	193,116	74,915	68	(725,750)	864,710	—	(118,404)
Financial result	4,105,064	416,397	101,872	2,329,035	(4,106)	(3,851)	2,318,589	(4,105,064)	—	5,157,936
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	5,159	14,004	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,869	850,715	5,003,118	1,552,286	(72,233)	2,872,629	(12,524,020)	(2,791,497)	10,874,887

(i)      Domestic market: sales within each entity's country of residence; Foreign market: export sales.

29

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	December 31, 2021 (Restated)
	Reported Segments					Reconciliation
					Cosan Investimentos	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments

	Raízen	Gas and Energy	Moove	Logistics	Lands				Consolidated
Result
Gross operating revenue	188,825,984	15,711,939	7,697,074	6,925,628	32,695	4,973	(188,825,984)	(50,538)	30,321,771
Domestic market (i)	182,035,680	15,711,939	7,021,757	6,588,282	32,695	4,973	(182,035,680)	(50,538)	29,309,108
Foreign market (i)	6,790,304	—	675,317	337,346	—	—	(6,790,304)	—	1,012,663
Net operating revenue	175,047,270	12,330,209	6,112,457	6,479,031	31,502	4,489	(175,047,270)	(50,538)	24,907,150
Cost of goods sold and
services provided	(163,367,574)	(9,755,425)	(4,808,643)	(4,605,187)	—	(4,533)	163,367,574	50,538	(19,123,250)
Gross profit	11,679,696	2,574,784	1,303,814	1,873,844	31,502	(44)	(11,679,696)	—	5,783,900
Selling expenses	(3,882,690)	(125,412)	(551,520)	(32,533)	—	(6,745)	3,882,690	—	(716,210)
General and administrative expenses	(1,788,180)	(502,048)	(269,810)	(405,414)	(6,499)	(314,841)	1,788,180	—	(1,498,612)
Other income (expenses), net	717,792	25,569	23,414	(64,189)	21.017	381,629	(717,792)	—	387,440
Equity in associates’ earnings	(43,534)	—	—	11,791	—	2,006,200	43,534	(1,888,832)	129,159
Equity income in
joint ventures	—	—	—	—	—	4,590,631	—	—	4,590,631
Financial result	(1,967,124)	(289,616)	(63,797)	(1,330,736)	3,199	(1,095,335)	1,967,124	—	(2,776,285)
Financial expenses	(1,606,724)	(900,783)	(61,870)	(1,086,354)	(51)	(978,031)	1,606,724	—	(3,027,089)
Financial revenue	580,266	703,204	58,071	375,941	3,250	94,484	(580,266)	—	1,234,950
Foreign exchange variation	(1,076,722)	(60,953)	(66,118)	(11,761)	—	(469,823)	1,076,722	—	(608,655)
Derivatives	136,056	(31,084)	6,120	(608,562)	—	258,035	(136,056)	—	(375,491)
Income tax and social contribution	(1,350,252)	59,360	(147,138)	(13,765)	(4,215)	556,511	1,350,252	—	450,753
Income for the year	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776

Result attributed to:
Controlling shareholders	3,379,014	1,650,725	205,139	10,465	22,502	6,123,217	(3,379,014)	(1,888,832)	6,123,216
Non-controlling shareholders	(13,306)	91,912	89,824	28,533	22,502	(5,211)	13,306	—	227,560
	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776
Other selected information
Depreciation and amortization	6,393,642	559,994	96,852	1,548,289	39	16,362	(6,393,642)	—	2,221,536
EBITDA	13,076,726	2,532,887	602,750	2,931,788	46,059	6,673,192	(13,076,726)	(1,888,832)	10,897,844
Additions to fixed assets, intangible assets
and contract assets	5,282,100	1,269,886	42,536	2,746,692	278	8,201	(5,282,100)	—	4,067,593

EBITDA reconciliation
Income for the year	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776
Income taxes and social contribution	1,350,252	(59,360)	147,138	13,765	4,215	(556,511)	(1,350,252)	—	(450,753)
Financial result	1,967,124	289,616	63,797	1,330,736	(3,199)	1,095,335	(1,967,124)	—	2,776,285
Depreciation and amortization	6,393,642	559,994	96,852	1,548,289	39	16,362	(6,393,642)	—	2,221,536
EBITDA	13,076,726	2,532,887	602,750	2,931,788	46,059	6,673,192	(13,076,726)	(1,888,832)	10,897,844

(i)      Domestic market: sales within each entity's country of residence; Foreign market: export sales.

30

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	December 31, 2022
	Reported Segments						Reconciliation
					Cosan Investimentos		Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
	Raízen	Gas and Energy	Moove	Logistics	Lands	Other Investments				Consolidated
Balance sheet items:
Cash and cash equivalents	4,902,800	3,405,648	865,370	7,385,421	25,582	110,228	1,509,467	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	91,103	20,310,264	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1843	—	(10,316,720)	—	3,927,542
Derivative financial instruments - assets	7,023,284	391,863	—	874,843	—	—	2,885,046	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	—	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	—	88,511	(230,780)	—	89,238
Other current assets	10,285,568	1,037,587	405,314	724,415	74,623	110,517	1,705,199	(10,285,568)	(1,167,488)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	900	3,040,182	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	—	15,751,855	—	(15,819,178)	2,913,943
Investments in joint ventures	1,371,430	—	—	—	—	—	11,221,356	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	—	(3,254,850)	—	9,992
Fixed assets	25,210,448	671,573	805,377	17,049,188	34	363,374	58,890	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	475,337	2,290	(9,337,192)	—	22,121,942
Contract assets	3,297,856	1,110,335	8,380	—	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	790	23,032	(9,556,152)	—	8,012,869
investment properties	—	—	—	—	14,103,060	—	—	—	—	14,103,060
Loans, financing and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	—	(25,088,135)	33,551,302	—	(52,987,216)
Lease liabilities	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(818)	(30,364)	10,568,042	—	(3,532,158)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	—	(3,459,490)	4,909,074	—	(5,290,932)
Suppliers	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(790)	(115,198)	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(7,232)	(49,281)	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(906,844)	(397,704)	(1,786,009)	(905,816)	(3,105)	(1,230,804)	7,176,122	609,462	(4,620,820)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(66,883)	(3,335,333)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities)
allocated by segment	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399
Total assets	109,894,718	25,124,200	8,081,113	45,951,748	14,830,918	1,154,100	56,596,092	(109,894,718)	(17,253,179)	134,484,992

Shareholders’ equity attributable to:
Controlling shareholders	22,507,108	4,310,836	1,647,259	4,613,308	4,187,415	1,060,360	20,653,169	(22,507,108)	(15,819,180)	20,653,167
Non-controlling shareholders	3,573,148	4,171,046	702,001	10,797,146	9,196,809	14,912	2,634,318	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399

31

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	December 31, 2021
	Reported Segments					Reconciliation
					Cosan Investimentos	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
	Raízen	Gas and Energy	Moove	Logistics	Lands				Consolidated
Balance sheet items:
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments - assets	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	two	(14,297,068)	—	1,149,304
Sectorial financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,560	(8,562,180)	(240,675)	6,755,242
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint ventures	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Fixed assets	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Contract assets	2,941,390	684,970	21.011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Loans, financing and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,154)	26,967,092	—	(45,659,037)
Lease liabilities	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,354)	10,685,524	—	(3,267,678)
Derivative financial instruments - liabilities	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Suppliers	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payables	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sectorial financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,099)	9,591,918	148,171	(3,491,837)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,338)	8,647,572	761,666	(10,298,510)
Total assets (net of liabilities)
allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022
Total assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,651	(110,136,182)	(14,704,944)	97,842,023

Shareholders’ equity attributable to:
Controlling shareholders	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling shareholders	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders’ equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

32

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1. NET OPERATING REVENUE BY SEGMENT

	12/31/2022	12/31/2021
Reported Segments
Raízen
Ethanol	29,652,112	27,464,271
Sugar	23,695,768	13,946,480
Gasoline	66,586,914	55,158,035
Diesel	106,684,577	71,828,092
Cogeneration	3,688,108	3,968,947
Others	13,986,243	7,288,547
Intercompany eliminations (i)	—	(4,607,102)
	244,293,722	175,047,270
Gas and Energy
Natural gas distribution
Industrial	13,460,397	7,386,258
Residential	2,103,984	1,610,286
Cogeneration	970,208	637,489
Automotive	958,363	364,664
Commercial	776,042	448,615
Construction revenue	1,217,818	1,020,176
Others	408,431	242,226
	19,895,243	11,709,714
Electricity commercialization	238,544	620,495
	20,133,787	12,330,209
Moove
Finished product	8,094,216	5,088,102
Base oil	596,443	457,991
Services	289,418	566,364
	8,980,077	6,112,457
Logistics
North operations	7,635,243	4,518,982
South operations	1,739,391	1,624,084
Container operations	466,874	335,965
	9,841,508	6,479,031
Cosan Investimentos
Lands
Lease and sale of lands	834,616	31,502
	834,616	31,502

Other Investments
Digital platforms	2,804	—
Logistic services	7,612	—
	10,416	—

Reconciliation
Cosan Corporate	—	4,489
Deconsolidation of joint
venture, adjustments and eliminations	(244,356,758)	(175,097,808)
Total	39,737,368	24,907,150

(i)On June 1, 2021, Raízen S.A. started to consolidate Raízen Energia and, with that, the balances between the entities started to be presented net.

33

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net revenue		Other non-current assets
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Brazil	34,128,831	21,571,783	11,957,039	12,551,261
Europe (i)	3,080,840	2,551,739	7,762	10,515
Latin America (ii)	697,117	632,235	7,294	6,320
North America (iii)	1,770,487	81,384	17,173	—
Asia and others	60,093	70,009	—	—
Total	39,737,368	24,907,150	11,989,268	12,568,096

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	United States of America.

4.3. MAIN CUSTOMERS

On December 31, 2022, one customer contributed 9.89% of Rumo's net operating revenue, or approximately R$858,831, to the subsidiary's net operating revenue. This same customer contributed approximately R$660,860 to the subsidiary's net revenue in 2021, accounting for approximately 10.04% of the subsidiary's net revenue.

34

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

  FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through financial result) transaction costs, with the exception of those measured at amortized cost and maintained within a business model with the goal of obtaining contractual cash flows that meet the principal and interest only criterion.

Debt financial instruments are subsequently measured at fair value through financial result, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company's business model for managing the assets; and (ii) whether the contractual cash flows from the instruments represent only principal and interest payments on the outstanding principal amount.

The Company started recognizing its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the "Principal and Interest" criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets, dividends and interest on equity receivable, and other financial assets.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or market convention (regular trades) are recorded on the trade date, i.e., the date on which the Company enters into an agreement to buy or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from these assets have expired or when the Company has transferred substantially all risks and rewards associated with ownership.

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through financial result. A financial liability is categorized as measured at fair value through financial result if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net result, including interest, is included in the financial result. Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the financial result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in the financial result.

35

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The financial assets and liabilities are as follows:

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Fair value through financial result
Cash and cash equivalents	5.2	759,965	683,036	1,134,030	1,680,328
Marketable securities	5.3	724,050	893,087	22,099,766	4,388,007
Derivative financial instruments	5.6	1,368,809	2,562,856	4,151,752	4,732,926
Other financial assets		—	—	89,238	320,193
		2,852,824	4,138,979	27,474,786	11,121,454
Amortized cost
Cash and cash equivalents	5.2	588,496	1,035,041	12,167,686	14,493,802
Trade receivables	5.2	—	—	3,927,542	2,745,853
Restricted cash	5.3	35,039	31,181	139,933	58,990
Receivables from related parties	5.8	737,340	529,364	476,542	416,491
Sectorial financial assets	5.10	—	—	342,333	558,310
Dividends and interest on equity receivable	16	609,456	540,091	161,147	519,965
		1,970,331	2,135,677	17,215,183	18,793,411
Total		4,823,155	6,274,656	44,689,969	29,914,865
Liabilities
Amortized cost
Loans, financing and debentures	5.4	(5,475,628)	(8,164,256)	(21,620,197)	(25,444,437)
Suppliers	5.9	(115,146)	(4,506)	(4,379,851)	(3,253,504)
Consideration payable		—	—	(223,960)	(234,960)
Other financial liabilities (i)		—	—	(954,547)	(726,423)
Lease liabilities	5.5	(30,365)	(40,047)	(3,532,158)	(3,267,678)
Lease and concession in installments	12	—	—	(3,351,410)	(3,054,248)
Related parties payable	5.8	(10,458,897)	(7,700,429)	(387,736)	(287,609)
Dividends payable	16	(279,979)	(754,282)	(892,006)	(799,634)
Sectorial financial liabilities	5.10	—	—	(1,616,616)	(1,372,283)
Installment of tax debts	13	(202,140)	(194,228)	(208,760)	(200,664)
		(16,562,155)	(16,857,748)	(37,167,241)	(38,641,440)
Fair value through financial result
Loans, financing and debentures	5.4	—	—	(31,367,019)	(20,214,600)
Derivative financial instruments	5.6	(618,947)	(141,480)	(5,290,932)	(1,076,161)
		(618,947)	(141,480)	(36,657,951)	(21,290,761)
Total		(17,181,102)	(16,999,228)	(73,825,192)	(59,932,201)

36

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)

The Company’s subsidiaries seek to improve their working capital efficiency by negotiating longer payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring or drawn risk) with third-party intermediaries, such as financial institutions.

On December 31, 2022, Rumo and Moove had advanced R$710,736 and R$64,099 with financial institutions, respectively, compared to R$514,716 and R$57,704 on December 31, 2021. The counterparties for these transactions were first-rate banks, with an average rate of 14.53% p.a. (10.60% p.a. on December 31, 2021) for Rumo and CDI + 2.5% p.a. (CDI + 2.5% p.a. on December 31, 2021) for Moove. The average term of these transactions, which are recorded at present value using the above rate, is approximately 109 and 102 days (90 and 107 days on December 31, 2021). The financial charges embedded in the transaction are recorded as financial revenue, totaling R$96,752 for the fiscal year ending December 31, 2022 (R$27,155 for the fiscal year ending December 31, 2021).

We also have a voluntary supply chain finance ("SCF") program that allows suppliers, at their sole discretion, to take advantage of our credit rating. Subsidiaries and their suppliers agree to commercial terms for the goods and services we purchase, including prices, quantities and payment terms, regardless of whether the supplier chooses to participate in the SCF program. The subsidiaries and its suppliers agree to the commercial terms for the goods and services we purchase, including prices, quantities, and payment terms. There are no modifications to any of our payment obligations to our suppliers. Under the SCF program, neither the Company nor any of its subsidiaries provide any guarantees. When contracted, the Company and its subsidiaries pay the financial institution the full nominal value of the originating obligation on the original payment date.

For the SCF program, the subsidiaries Rumo and Compass have supplier advances with financial institutions totaling R$107,133 and R$72,579 on December 31, 2022 (R$62,070 and R$91,933 on December 31, 2021).

The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the statement of cash flows as operating activities as this more accurately reflects the cash expenditure from the perspective of the Company's operations.

5.1. NET DEBT

The information in the table below presents a reconciliation of net debt, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that is intended to measure financial performance but excludes or includes amounts that would not be adjusted for in the most comparable GAAP measure.

Net debt is also used to calculate certain leverage ratios. However, net debt is not a measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards.

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Loans and financing	5.4	5,475,628	8,164,256	52,987,216	45,659,037
Lease liabilities	5.5	30,365	40,047	3,532,158	3,267,678
Financial instruments and derivatives		(706,733)	(2,150,914)	1,228,928	(3,633,381)
		4,799,260	6,053,389	57,748,302	45,293,334
(-) Cash and cash equivalents	5.2	(1,348,461)	(1,718,077)	(13,301,716)	(16,174,130)
(-) Marketable securities	5.3	(724,050)	(893,087)	(22,099,766)	(4,388,007)
		(2,072,511)	(2,611,164)	(35,401,482)	(20,562,137)
Net debt		2,726,749	3,442,225	22,346,820	24,731,197

(i)      Reconciliation of derivative financial instruments, debt and non-debt related, according to Note 5.6.

37

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Covenants

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Debt		Goal	Index
4th issue debenture	Comgás	Short-term debt / total debt (iii) cannot exceed 0.6x	0.17
Debentures 4th to 9th issues		Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.64
BNDES
Resolution 4,131
Debenture 1st issue	Cosan		1.72
Senior Notes 2027	Cosan Luxembourg S.A.	Proforma net debt (iv) / pro forma EBITDA (ii) | (iv) cannot exceed 3.5x	2.19
Senior Notes 2029
Debenture (11th, 12th, 13th and 14th)	Rumo	ICJ (viii) = EBITDA / Financial result(v) cannot be less than 2.0x	2.87
ECA
Senior Notes 2028 (vi)	Rumo Luxembourg S.à r.l.	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	2.25
Senior Notes 2032 (vi)
NC	Rumo
ECA
Debentures (vii)
BNDES	Sulgás		0.35
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.64
	Brado	ICSD (ix) cannot be less than 2.0x	2.84
	Brado	Net debt (i) / EBITDA (ii) cannot exceed 3.0x	1.72
NC	Brado	Net debt (i) / EBITDA (ii) cannot exceed 3.3x
Syndicated Loan	CLI	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.98
		ICSD (ix) cannot be less than 2.5x at the end of each quarter	4.42

38

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents and marketable securities.

(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.

(iii)	Total debt is the sum of current and non-current loans, financing and debentures, leasing, as well as current and non-current derivative financial instruments.

(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures.

(v)	The financial result of net debt is represented by the cost of net debt.

(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.

Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The subsidiary Rumo is subject to step-up of 25 basis points, which would increase the interest rate to 4.45% p.a., if these targets are not met.

(vii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio of 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.

(viii)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).

(ix)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) Commitments

The 2nd Malha Paulista Debenture is linked to the sustainable goal of reducing greenhouse gas emissions per TKU by 15% by 2023, using December 2019 as the base date. If this target is met, the Company will benefit from a 25 basis point step-down in each series, lowering the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

On December 31, 2022, the Company and its subsidiaries were complying with all financial and non-financial covenants.

The terms of the loans include provisions for cross-default.

39

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.2. CASH AND CASH EQUIVALENTS

Accounting policy:

Cash and cash equivalents consist of cash on hand, demand deposits, and highly liquid investments with maturities of three months or less from the date of acquisition, and are subject to an insignificant risk of devaluation.

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash and bank accounts	147	258	307,819	98,116
Savings account	184,386	525,249	974,198	2,594,723
Financial investments	1,163,928	1,192,570	12,019,699	13,481,291
	1,348,461	1,718,077	13,301,716	16,174,130

Financial investments include the following:

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Applications in investment funds
Repurchase agreements	759,965	683,036	1,181,280	1,680,328
Others	—	—	123,052	—
	759,965	683,036	1,304,332	1,680,328
Applications in banks
Certificate of bank deposits - CDB	403,823	509,376	10,396,376	8,744,999
Repurchase agreements	—	—	96,841	974,494
Others(i)	140	158	222,150	2,081,470
	403,963	509,534	10,715,367	11,800,963
	1,163,928	1,192,570	12,019,699	13,481,291

(i)	As of December 31, 2021, the balance was primarily comprised of investments in time deposits in relation to Rumo Luxembourg’s amounts, via the raised Senior Notes (Bond) that matures in 2032, and with a weighted remuneration of 49 bps (0.47% p.a.).

As of December 31, 2022 and December 31, 2021, the interest rates on the Company's onshore financial investments approximated 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI"). Offshore financial investments are remunerated at rates around 100% of Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is included in Note 5.12.

40

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

Accounting policy:

The valuation and classification of marketable securities are based on their fair value, as determined by the financial result. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of depreciation.

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Marketable securities
Financial investment in listed entities (i)	—	—	19,586,193	—
Equity financial assets (ii)	724,050	893,087	2,421,297	4,371,645
ESG funds	—	—	91,103	15,311
Certificate of bank deposits - CDB	—	—	1,173	1,051
	724,050	893,087	22,099,766	4,388,007
Current	724,050	893,087	2,422,470	4,372,696
Non-current	—	—	19,677,296	15,311
Total	724,050	893,087	22,099,766	4,388,007
Restricted cash
Securities pledged as collateral	35,039	31,181	139,933	58,990
	35,039	31,181	139,933	58,990
Current	—	—	8,024	—
Non-current	35,039	31,181	131,909	58,990
Total	35,039	31,181	139,933	58,990

(i)	According to Note 1.2.6, financial investment in Vale is measured at fair value using the closing date result. Such investment was classified as non-current assets, as the Company does not intend to sell these shares in the short term, although these shares are extremely liquid and readily convertible into cash.
(ii)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

41

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.4. LOANS, FINANCING AND DEBENTURES

Accounting policy:

Initial measurement is at fair value, net of transaction costs, and subsequent measurement is at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expires, they are deregistered. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in the income statement.

Classified as current liabilities unless there is an unconditional right to defer settlement for at least one year after the date of the balance sheet.

Initial measurement of financial guarantee contracts issued by the Company is at fair value, and if not designated at fair value in the financial result, the financial guarantee contracts are subsequently measured at the higher amount between:

  the amount of the obligation under the contract; and
  the amount initially recognized less, as applicable, the accumulated amortization recognized according to revenue recognition policies.

The terms and conditions of the outstanding loans are as follows:

	Financial Charges		Parent Company
Description	Indexer	Interest Rate	12/31/2022	12/31/2021	Maturity	Goal
No Warranty
Senior Notes due 2029 (i)	Prefixed	—	—	4,226,142	09/01/2029	Acquisition
Debentures	CDI + 2.65%	16.66%	1,819,837	1,858,837	08/01/2025	Investments
	CDI + 1.50%	15.35%	407,308	—	05/01/2028	Investments
	CDI + 1.65%	15.53%	787,519	774,215	08/01/2028	Investments
	CDI + 2.00%	15.92%	946,379	930,301	08/01/2031	Investments
	IPCA + 5.75%	12.15%	394,008	374,761	08/01/2031	Investments
	CDI + 1.90%	15.81%	1,120,577	—	01/05/2032	Investments
			5,475,628	8,164,256
Current			802,549	269,793
Non-current			4,673,079	7,894,463

(i)	Cosan transferred the Senior Notes due 2029 to Cosan Luxembourg S.A. (“Cosan Lux”) and recognized a loan agreement between the parties, as shown in Note 5.8.

42

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Financial Charges		Consolidated
Description	Indexer	Interest Rate	12/31/2022	12/31/2021	Maturity	Goal
With guarantee
Resolution 4,131	Prefixed	—	—	148,932	11/01/2022	Working capital
	Prefixed	2.95%	868,367	—	10/01/2024	Investments
	Prefixed	0.25%	578,708	—	10/01/2024	Investments
	Prefixed	3.20%	2,009,452	—	10/01/2025	Investments
	Prefixed	0.25%	1,338,697	—	10/01/2025	Investments
	Prefixed	3.40%	1,966,061	—	10/01/2026	Investments
	Prefixed	0.25%	1,309,330	—	10/01/2026	Investments
	Prefixed	3.56%	816,172	—	10/01/2027	Investments
	Prefixed	0.25%	543,160	—	10/01/2027	Investments
BNDES	Prefixed	3.50%	378	727	01/01/2024	Investments
	Prefixed	5.86%	280,919	461,756	01/01/2025	Investments
	IPCA + 3.25%	9.50%	1,653,501	945,663	01/04/2029	Investments
	IPCA + 4.10%	10.40%	131,885	154,843	01/04/2029	Investments
	URTJLP	9.29%	2,221,900	2,598,623	07/01/2031	Investments
	IPCA + 5.74%	12.14%	544,925	—	04/01/2036	Investments
Debentures	CDI + 1.79%	15.68%	754,785	753,770	06/01/2027	Investments
	CDI + 1.30%	15.13%	759,175	746,725	10/01/2027	Investments
	IPCA + 4.77%	10.63%	632,440	694,898	06/01/2031	Investments
Bank credit note	IPCA	6.59%	806,028	646,624	01/01/2048	Investments
Export credit note	CDI + 1.03%	14.84%	98,003	86,707	02/01/2023	Investments
	CDI + 0.80%	14.56%	355,770	515,928	12/01/2023	Investments
	CDI + 2.07%	16.33%	50,467	—	03/01/2025	Working capital
	CDI + 2.25%	16.81%	62,760	60,700	01/05/2026	Investments
Export Credit Agency (“ECA”)	Euribor + 0.58%	1.94%	68,455	95,460	09/01/2026	Investments
	IPCA + 4.10%	18.47%	73,717	—	01/01/2030	Investments
			17,925,055	7,911,356
No Warranty
Debentures	CDI +0.50%	—	—	2,033,161	10/01/2022	Investments
	IPCA + 7.48%	—	—	165,478	12/01/2022	Investments
	IPCA + 5.87%	12.28%	907,366	873,474	12/01/2023	Investments
	CDI + 1.95%	15.87%	824,866	717,651	08/01/2024	Investments
	IPCA + 4.33%	10.64%	523,837	501,278	10/01/2024	Investments
	CDI + 2.65%	16.66%	1,819,837	1,858,837	08/01/2025	Investments
	IPCA + 7.36%	13.86%	114,014	108,451	12/01/2025	Investments
	IPCA + 4.68%	10.53%	518,680	543,752	02/01/2026	Investments
	CDI + 1.45%	15.30%	399,616	—	12/01/2026	Investments
	IGPM + 6.10%	12.36%	372,171	352,235	05/01/2028	Investments
	CDI + 1.50%	15.35%	407,308	—	05/01/2028	Investments
	CDI + 1.65%	15.53%	787,519	774,215	08/01/2028	Investments
	IPCA + 4.50%	10.34%	1,523,382	1,483,873	02/01/2029	Investments
	IPCA + 3.90%	9.71%	1,048,252	1,018,844	10/01/2029	Investments
	IPCA + 6.80%	12.77%	893,852	891,972	04/01/2030	Investments
	IPCA + 3.60%	9.39%	367,476	361,862	12/01/2030	Working capital
	IPCA + 5.12%	11.48%	491,153	484,974	08/01/2031	Investments
	CDI + 2.00%	15.92%	946,379	930,301	08/01/2031	Investments
	IPCA + 5.75%	12.15%	394,008	374,761	08/01/2031	Investments
	CDI + 1.90%	15.81%	1,120,577	—	01/05/2032	Investments
	IPCA + 5.99%	11.91%	435,780	—	06/01/2032	Investments
	IPCA + 5.73%	11.64%	537,261	505,584	10/01/2033	Investments
	IPCA + 4.00%	9.81%	941,203	952,671	12/01/2035	Investments
	IPCA + 4.54%	10.38%	80,987	126,668	06/01/2036	Investments
	IPCA + 5.22%	11.59%	467,841	477,578	08/01/2036	Investments
Senior Notes due 2023	Prefixed	—	—	685,550	03/01/2023	Acquisition
Senior Notes due 2025	Prefixed	—	—	2,981,335	01/01/2022	Acquisition
Senior Notes due 2029	Prefixed	5.50%	3,953,564	4,226,142	09/01/2029	Acquisition
Senior Notes due 2027	Prefixed	7.00%	3,587,265	4,305,928	01/01/2027	Acquisition
Senior Notes due 2028	Prefixed	5.25%	2,196,083	2,700,621	01/01/2028	Acquisition
Senior Notes due 2032	Prefixed	4.20%	2,124,051	2,800,716	01/01/2032	Acquisition
Perpetual Notes	Prefixed	8.25%	2,641,732	2,825,420	11/01/2040	Acquisition
Working capital	CDI + 1.60%	15.47%	100,170	100,157	06/01/2023	Working capital
	SOFR + 1.50%	1.50%	2,334,615	—	05/01/2027	Acquisition
Resolution 4,131	Prefixed	5.50%	45,124	—	05/01/2023	Investments
	Prefixed	3.67%	395,285	438,823	05/01/2023	Investments
	Prefixed	1.36%	377,705	414,378	02/01/2024	Investments
	Prefixed	2.13%	1,000,957	—	02/01/2025	Investments
Prepayment	1.27%	1.27%	151,871	166,355	7/1/2023	Working capital
	3M Libor + 1.00%	1.59%	104,667	111,955	10/01/2023	Working capital
Loans abroad	Prefixed	—	—	857	09/01/2022	Investments
	Prefixed	—	—	37,674	11/01/2022	Working capital
	6M Libor + 1.50%	—	—	263,501	12/01/2022	Acquisition
	Prefixed	1.90%	125,707	150,649	12/01/2023	Investments
			35,062,161	37,747,681
Total			52,987,216	45,659,037
Current			4,542,205	4,241,368
Non-current			48,445,011	41,417,669

43

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts that have linked derivatives, the effective rates are shown in Note 5.6.

To calculate the average rates it was considered, on an annual basis, the annual average CDI of 13.65% p.a. (9.15% p.a. on December 31, 2021) and TJLP of 7.20% p.a. (5.32% p.a. on December 31, 2021).

Loans, financing and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
1 to 2 years	571,971	569,676	4,534,638	4,339,743
2 to 3 years	571,564	569,676	6,663,907	2,968,458
3 to 4 years	—	571,582	5,631,841	4,029,690
4 to 5 years	372,687	—	8,550,932	984,015
5 to 6 years	772,925	365,786	4,836,087	6,902,914
6 to 7 years	428,001	370,455	6,527,516	4,701,952
7 to 8 years	794,668	4,604,494	2,180,672	6,595,854
Over 8 years	1,161,263	842,794	9,519,418	10,895,043
	4,673,079	7,894,463	48,445,011	41,417,669

The following currencies are used for the book values of loans, financing, and debt obligations:

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Real	5,475,628	3,938,114	24,450,190	23,304,742
American Dollar	—	4,226,142	18,912,917	21,806,154
Euro	—	—	5,728,508	96,317
Yen	—	—	3,769,894	—
Pound Sterling	—	—	125,707	451,824
	5,475,628	8,164,256	52,987,216	45,659,037

All debts with maturity dates denominated in US Dollars, Euros and Yen are hedged against foreign exchange risk through derivatives (Note 5.6), except for perpetual bonds.

Below are the changes in loans, financing, and debentures during the year ended December 31, 2022:

44

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company	Consolidated
Balance as of January 1, 2021	—	15,427,227
Corporate reorganization	5,982,343	26,817,519
Funding	1,986,070	11,390,562
Amortization of principal	(5,427)	(8,612,361)
Interest payment	(262,407)	(1,916,413)
Interest, foreign exchange variation and fair value	463,677	2,552,503
Balance as of December 31, 2021	8,164,256	45,659,037
Business combination (Note 8.2)	—	12,825
Funding (i)	9,450,210	23,886,960
Amortization of principal (i)	—	(15,278,378)
Interest payment	(830,380)	(3,441,978)
Transfer (ii)	(12,196,109)	—
Interest, foreign exchange variation and fair value	887,651	2,148,750
Balance as of December 31, 2022	5,475,628	52,987,216

(i)      The presented values are primarily attributable to the acquisition of Vale’s shares. See Note 1.2.6.

(ii)    The amount relates to the transfer of Senior Note debts due 2029 for Cosan Lux, as well as the transfer of Commercial Notes to Cosan Nove and Cosan Dez.

a)     Guarantees

The subsidiary Rumo has entered into financing agreements with financial institutions, focused on investments, which are also guaranteed according to each agreement, by bank guarantees, with an average cost of 0.66% p.a. or by collateral agreements and escrows. The balance of contracted bank guarantees was R$3,037,453 on December 31, 2022, compared to R$3,328,076 on December 31, 2021.

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes SRL (“Moove Argentina”), with an average annual cost of 0.18%, and a bank guarantee with first-rate banks for the payment of third parties, with an average annual cost of 3.90%. The balance of contracted guarantees on December 31, 2022 was R$44,813.

The subsidiary Cosan Oito has guarantees with the banks related to the transaction described in Note 1.2.6.

b)     Unused lines of credit

The Company and its subsidiaries had unused bank lines of credit totaling R$3,052,287 on December 31, 2022 (R$3,648,023 on December 31, 2021). The use of these credit lines is subject to certain contractual terms.

c)     Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

45

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.5. LEASE LIABILITIES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company's incremental borrowing rate is generally used as the discount rate.

Lease assets and liabilities are initially measured at present value. The lease payments included in calculating the lease liability are as follows:

  fixed payments, including fixed payments in essence;
  index or rate dependent variable lease payments, which are initially calculated using the index or rate at the start date;
  amounts expected to be paid by the lessee under residual value guarantees; and
  the purchase option exercise price if the lessee is reasonably certain to exercise that option, and the payment of lease termination penalties if the lease term reflects the lessee's option to terminate the lease.

To calculate the incremental borrowing rate, the Company:

  where possible, uses the most recent third-party financing received by the individual tenant as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received;
  uses an accrual approach that begins with a credit risk-adjusted risk-free interest rate for leases held by the Company that have not had any recent third-party financing; and
  makes specific adjustments to the lease, e.g., term, country, currency and security.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate take effect, the lease liability is remeasured and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The financial cost is charged to the financial result over the lease term to generate a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles, as well as all leases of low-value assets, are recognized as an expense in the income statement on a straight-line basis. A short-term lease is a lease with a term of twelve months or less. Low-value assets include IT equipment and small office furnishings.

In determining the lease term, the Company considers all facts and circumstances that create a financial incentive to exercise or not exercise the extension option. Extension options (or periods after termination options) are only included in the lease term if there is a substantial likelihood that they will be exercised (or not terminated).

For warehouse, retail store and equipment leases, the following factors are typically most relevant:

  If there are significant penalties for terminating (or not extending), the group is normally reasonably certain to extend (or not terminate).
  If leased property improvements are expected to have a significant remaining value, the Company has a good chance of extending the lease (or not terminate).
  Otherwise, the Company considers other factors, including historical lease durations and the costs and business interruption required to replace the leased asset.

46

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Most extension options on office and vehicle leases were not included in the lease liability because the Company could replace the assets without significant cost or business interruption.

The subsequent valuation of the lease liability is valued using the effective interest rate method and the cost-amortization method. It is reassessed when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid under the residual value guarantee, if the Company changes its assessment, if an option will be exercised on purchase, extension, or termination, or if the revised lease payment is essentially fixed.

	Parent Company	Consolidated
Balance as of January 1, 2021	28,145	79,763
Corporate reorganization	9,711	2,950,960
Business combination	—	3,281
Additions	274	142,105
Settlement interest and foreign exchange variation	3,191	359,400
Amortization of principal	(3,689)	(421,394)
Interest payment	(3,554)	(142,484)
Contractual readjustment	5,969	338,659
Transfers between liabilities	—	(42,612)
Balance as of December 31, 2021	40,047	3,267,678
Business combination (Note 8.2)	—	174,229
Additions	542	224,714
Write-offs	(7,769)	(116,157)
Settlement interest and foreign exchange variation	3,437	377,449
Amortization of principal	(5,051)	(400,248)
Interest payment	(3,933)	(211,611)
Contractual readjustment	3,092	221,077
Transfers between liabilities	—	(4,973)
Balance as of December 31, 2022	30,365	3,532,158
Current	7,676	550,529
Non-current	22,689	2,981,629
	30,365	3,532,158

The lease agreements vary in length, with the final maturity occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGP-M and IPCA) or may incur interest based on the TJLP or CDI, and some of the contracts have renewal or call options that were considered in determining their classification as a finance lease.

In addition to the amortization and allocation of interest and foreign exchange rate variation highlighted in the preceding tables, the following impacts on the result were recorded for lease agreements not included in the measurement of lease liabilities:

	Consolidated
	12/31/2022	12/31/2021
Variable lease payments not included in the
recognition of lease obligations	56,612	35,482
Expenses related to short-term leases	14,986	30,507
Low asset leasing costs,
excluding short-term leases	1,445	978
	73,043	66,967

47

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Additional Information

The subsidiaries, in full compliance with the regulations, in the measurement and remeasurement of their lease and right-of-use liabilities, discounted the present value of the future lease installments without considering the projected future inflation in the installments to be discounted.

The incremental interest rate (nominal) used by the Company and its subsidiaries was determined based on the interest rates adjusted to the Brazilian market and the terms of their contracts. Rates ranging from 10.9% to 14.8% were used, depending on the term of each contract.

In compliance with CVM Instruction Circular Letter 2/2019, in transactions in which the incremental rate is used, if the measurement were made at the present value of the expected installments plus projected future inflation, the balances of lease liabilities, right-of-use, of the financial expense and depreciation expense for the year ended December 31, 2022, are presented in the column “Circular Letter”:

	2022			2021
Accounts	Registered	Circular Letter	% Variation	Registered	Circular Letter	% Variation
Lease liabilities	(2,356,738)	(2,542,492)	8.00%	(2,121,577)	(2,287,777)	8.00%
Residual right-of-use	6,728,345	6,725,560	—	6,743,631	6,755,661	—
Financial expense	(273,058)	(289,010)	6.00%	(253,446)	(265,511)	5.00%
Depreciation expense	(328,848)	(334,245)	2.00%	(280,462)	(285,462)	2.00%

The balances recorded by the subsidiary Rumo include the Malha Central contract and the addendum for the renewal of the Malha Paulista contract, which have an identified implicit rate, so that their valuation does not generate distortions in the liabilities and in the right-of-use object of CVM’s Circular Letter. The lease liability for these agreements was R$2,065,002 as of December 31, 2022, compared to R$1,185,207 as of December 31, 2021. As of December 31, 2022, the potential PIS and COFINS credit included in liabilities is of R$6,318 (R$6,154 as of December 31, 2021).

48

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policy:

Initial recognition of derivatives at fair value occurs on the date a derivative contract is entered into, and derivatives are subsequently remeasured at fair value at the end of each reporting period. Whether subsequent changes in fair value are recorded depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company identifies certain derivatives as:

i.            fair value hedge of recognized assets or liabilities or of a firm commitment (fair value hedge); or

ii.            hedge of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecasted transactions (cash flow hedge).

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately registered in the income statement and included in other financial revenue (expenses).

The fair values of derivative financial instruments designated in hedging relationships are disclosed below. The total fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company evaluates, both at the beginning of the hedging relationship and on an ongoing basis, whether the hedging instruments are anticipated to be highly effective in offsetting changes in the fair value or cash flows of the respective attributable hedged items. The actual results of each hedge for the hedged risk fall between 60% and 140%.

The Company maintains a portfolio of energy contracts (purchase and sale) designed to meet supply and demand for energy consumption or supply. In addition, there is a portfolio of forward positions comprising contracts. There is no purchase commitment associated with this portfolio's sales contract.

Taking into account its policies and risk limits, the Company has the flexibility to manage the contracts in this portfolio in order to profit from changes in market prices. This portfolio contains contracts that may be settled net in cash or another financial instrument (for example: by entering into an offsetting contract with the counterparty; or by "unwinding a position" from the contract prior to its exercise or expiration; or shortly after purchase, selling for the purpose of generating a profit from short-term fluctuations in price or gain on resale margin).

These energy purchase and sale transactions occur on an active market and qualify as financial instruments because they are settled at net cash value and are easily convertible to cash. These contracts are treated as derivatives and are recognized in the balance sheet at fair value on the date the derivative is entered into and remeasured at fair value on the balance sheet date.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the company or the counterparty.

The estimated fair value of these derivatives is based in part on price quotations published in active markets, to the extent that such observable market data exists, and in part on valuation techniques that take into account: (i) prices established in recent purchase and sale transactions, (ii) margin of risk in the supply, and (iii) projected market price in the availability period. A fair value gain or loss is recognized at the base date whenever the fair value at initial recognition for these contracts differs from the transaction price.

Observing the market value of Vale's shares, the company determined the fair value of its equity financial assets and classified them accordingly. The equity forward was also measured and classified at fair value through financial result based on the Black & Scholes pricing model, which utilizes the stock price, volatility of the underlying stock, and interest rates as significant input parameters.

49

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company				Consolidated
	Notional		Fair Value		Notional		Fair Value
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Foreign exchange rate derivatives
Forward agreements (i)	—	2,994,267	—	(220)	53,012	3,313,428	(485)	21,305
FX option agreements	—	—	—	—	676,214	—	25,360	—
Commodity option agreements(ii)	—	—	—	—	—	—	21,744	—
	—	2,994,267	—	(220)	729,226	3,313,428	46,619	21,305
Electricity derivatives
Forward agreements	—	—	—	—	—	1,407,476	—	(248,123)
	—	—	—	—	—	1,407,476	—	(248,123)
FX and interest rate risk
Swap agreements (interest) (iii)	9,255,278	324,300	(195,017)	(75,618)	9,255,278	3,019,917	(155,518)	154,654
Swap agreements (interest and FX) (iv)	7,318,840	5,495,733	901,749	2,226,752	17,191,070	13,223,981	790,840	3,380,554
Forward agreements (interest and FX) (v)	—	—	—	—	12,811,427	—	760,152	—
Swap agreements (interest and inflation) (iii)	—	—	—	—	10,070,343	6,590,408	(500,444)	77,913
	16,574,118	5,820,033	706,732	2,151,134	49,328,118	22,834,306	895,030	3,613,121
Share price risk
Swap agreements (TRS) (vi)	1,515,827	1,074,113	43,130	270,462	1,515,827	1,074,113	43,130	270,462
Call Spread (v)	—	—	—	—	5,594,212	—	1,954,493	—
Collar (Vale Shares) (v)	—	—	—	—	16,931,662	—	(4,078,452)	—
	1,515,827	1,074,113	43,130	270,462	24,041,701	1,074,113	(2,080,829)	270,462
Total financial instruments			749,862	2,421,376			(1,139,180)	3,656,765
Current assets			—	54,963			1,086,698	194,878
Non-current assets			1,368,809	2,507,893			3,065,054	4,538,048
Current liabilities			—	(31,202)			(1,039,357)	(925,650)
Non-current liabilities			(618,947)	(110,278)			(4,251,575)	(150,511)
Total			749,862	2,421,376			(1,139,180)	3,656,765

50

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.

(ii)	Call options on Brent for hedging purposes, intended to provide protection in the event that the commodity's price rises above the agreed-upon price due to the Ukraine-Russia war.

(iii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into post-fixed debt.

(iv)	The Company and its subsidiary Rumo conduct interest and foreign exchange swap operations, making the Company active in U.S. Dollar + fixed interest and passive in a portion of the CDI. In interest and inflation Swap operations, the Company is active in Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) ("IPCA") + fixed interest and passive in CDI percentage.

(v)	The Company structured derivatives, as described in Note 1.2.6, to protect against price fluctuations in Vale's shares.

(vi)	The Company entered into a Total Return Swap ("TRS") agreement with commercial banks. According to the TRS, which will have a financial settlement, Cosan will receive the return on the price variation of CSAN3 and RAIL3 shares, adjusted for dividends for the period, and will pay annual interest referenced to CDI + Spread. The contracted equivalent quantity of CSAN3 shares with TRS was 77,236,212 shares, and the initial total was R$1,265,790. The total initial value of RAIL3 shares through the TRS was R$244,647 and their contracted equivalent value was 15,440,900 shares. A portion of these operations is guaranteed by RAIL3 shares of Rumo S.A.'s subsidiary. The Company's mark-to-market result for financial expenses on December 31, 2022 was R$375,693 (a financial revenue of R$57,704 on December 31, 2021).

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent Company		Consolidated
	Note	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Derivative financial instruments	5.1	706,733	2,150,914	(1,228,928)	3,633,381
Non-derivative financial instruments		43,129	270,462	89,748	23,384
		749,862	2,421,376	(1,139,180)	3,656,765

Derivatives are only used for economic hedging purposes and not as speculative investments.

51

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through financial result.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

		Registered value		Accumulated fair value
	Notional	12/31/2022	12/31/2021	12/31/2022	12/31/2021
FX rate risk hedge
Designated items
Senior Notes 2025 (Rumo Luxembourg)	—	—	—	—	259,866
Senior Notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,196,083)	(2,700,621)	(336,161)	43,154
Senior Notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,124,051)	(2,938,939)	(629,220)	(679,564)
PPE 1 (Moove)	(157,800)	(156,884)	—	2,389	—
PPE 2 (Moove)	(110,400)	(104,667)	—	2,624	—
Total debt	(5,319,175)	(4,581,685)	(5,639,560)	(960,368)	(376,544)
Derivative financial instruments
Swaps Senior Notes 2025 (Rumo Luxembourg)	—	—	—	—	(120,326)
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(418,674)	266,526	685,200	277,542
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(128,986)	675,572	804,558	675,572
Swap PPE 1 (Moove)	157,800	(11,079)	—	(11,079)	—
Swap PPE 2 (Moove)	110,400	(7,067)	—	(7,067)	—
Total derivatives	5,319,175	(565,806)	942,098	1,471,612	832,788
Total	—	(5,147,491)	(4,697,462)	511,244	456,244

		Registered value		Accumulated fair value
	Notional	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Interest rate risk hedge
Designated items
Senior Notes 2023 (Cosan Luxembourg)	—	—	—	—	(188,083)
5th issue - single series (Comgás)	(684,501)	(907,366)	(873,474)	(33,892)	17,184
BNDES Project VIII (Comgás)	(1,000,000)	(851,689)	(921,949)	70,260	(921,949)
Debentures (Rumo)	(5,985,275)	(5,755,679)	(5,359,574)	(327, 290)	149,491
Finish (Rumo)	(29,641)	(28,115)	—	(1,644)	—
CCB (Rumo)	(796,338)	(785,366)	—	(4,418)	—
Total debt	(8,495,755)	(8,328,215)	(7,154,997)	(296, 984)	(943,357)
Derivative financial instruments
Swaps Senior Notes 2023 (Cosan Luxembourg)	—	—	—	—	10,057
Swaps 5th issue - single series (Comgás)	684,501	221,000	(189,928)	1,248	(401,669)
BNDES Project VIII (Comgás)	1,000,000	(90,193)	51,220	(61,242)	51,220
Swaps Debentures (Rumo)	5,985,276	(148,661)	(75,806)	72, 856	(196,959)
Finish (Rumo)	29,641	(558)	—	558	—
CCB (Rumo)	796,338	(6,976)	—	6,976	—
Total derivatives	8,495,756	(25,388)	(214,514)	20, 396	(537,351)
Total	—	(8,353,604)	(7,369,511)	(276, 588)	(1,480,708)

52

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)     Fair value options

Certain derivative instruments have not been linked to documented hedging structures.

The Company chose to designate protected liabilities (hedge items) to be recorded at fair value through financial result. Considering that derivative instruments are always accounted for at fair value through financial result, the accounting effects are the same as those obtained by means of the documentation of a hedge:

			Registered Value		Accumulated Fair Value
		Notional	12/31/2022	12/31/2021	12/31/2022	12/31/2021
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(3,391,505)	(3,587,265)	(4,305,928)	967,778	313,052
Export Credit Agreement (Rumo)	EUR + 0.58%	(100,198)	(68,455)	(95,460)	377	15,827
Resolution 4,131 (Direction)	USD + 2.20%	—	—	(148,932)	247	9,185
Resolution 4,131 (Comgás - 2018)	USD + 3.67%	(268,125)	(395,285)	(438,823)	(2,680)	(18,230)
Resolution 4,131 (Comgás - 2021)	USD + 1.36%	(407,250)	(377,705)	(414,378)	15,545	5,526
Resolution 4,131 (Comgás - 2022)	USD + 2.13%	(1,097,400)	(1,000,957)	—	51,798	—
Total		(5,264,478)	(5,429,667)	(5,403,521)	1,033,065	325,360
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% of the CDI	3,391,505	1,285,454	2,047,237	(736,466)	45,181
FX and interest rate swap (Rumo)	108% of CDI	100,198	15,468	30,535	15,067	(10,658)
FX and interest rate swap (Rumo)	118% of CDI	—	—	47,527	47,527	(15,874)
EIB 3rd Tranche (Comgás)	88.5% of the CDI	—	—	—	—	844
EIB 4th Tranche (Comgás)	81.1% of the CDI	—	—	—	—	2,583
Resolution 4,131 (Comgás - 2018)	107.9% of the CDI	268,125	123,760	168,358	(61,685)	20,794
Resolution 4,131 (Comgás - 2020)	CDI + 2.75%	—	—	—	—	15,711
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(50,245)	(514)	(88,612)	(6,628)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(160,369)	—	(217,215)	—
Total derivatives		5,264,478	1,214,068	2,293,143	(1,041,384)	51,953
Total		—	(4,215,599)	(3,110,378)	(8,319)	377,313

53

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

			Registered value		Accumulated fair value
		Notional	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Interest rate risk
Items
4th issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(114,014)	—	(114,014)	—
6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(523,837)	—	(523,837)	—
9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(491,153)	(484,974)	(6,179)	(484,974)
9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(467,841)	(477,578)	9,737	(477,578)
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(131,885)	—	(131,885)	—
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(801,812)	—	(801,812)	—
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(544,925)	—	(544,925)	—
Debentures (Rumo)	IPCA + 4.68%	(420,000)	(518,680)	(543,752)	(6,070)	(59,494)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(704,954)	(676,798)	(34,745)	(9,264)
Total		(4,254,668)	(4,299,101)	(2,183,102)	(2,153,730)	(1,031,310)
Derivative instruments
Swaps 4th issue - 2nd series (Comgás)	94.64% CDI	—	—	—	(3,900)	—
Swaps 4th issue - 3rd series (Comgás)	112.49% CDI	114,818	(778)	—	(5,096)	—
6th issue - single series (Comgás)	89.9% CDI	523,993	(10,419)	—	(26,161)	—
Swaps 9th issue - 1st series (Comgás)	109.20% CDI	500,000	(17,705)	5,776	(37,517)	5,776
Swaps 9th issue - 2nd series (Comgás)	110.50% CDI	500,000	(40,441)	12,939	(53,304)	12,939
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(2,046)	—	(6,923)	—
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(21,039)	—	(48,613)	—
BNDES Project VIII (Comgás)	82.94% CDI	565,582	(6,632)	—	(6,632)	—
Debentures (Rumo)	107% CDI	420,000	76,194	71,375	(4,819)	11,772
Debentures (Rumo)	103% CDI	600,000	74,092	82,344	8,252	(1,789)
Total derivatives		4,254,668	51,226	172,434	(184,713)	28,698
Total		—	(4,247,875)	(2,010,668)	(2,338,443)	(1,002,612)

54

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.7. TRADE RECEIVABLES

Trade receivables are initially recognized at the unconditional consideration amount unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measuring them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. A loss allowance for anticipated credit losses is recognized as a component of selling expenses.

The expected loss rates are derived from historical credit losses incurred during the period. Historical loss rates may be modified to reflect current and forecasted information regarding macroeconomic factors that influence the ability of customers to settle receivables. The Company has determined that the implied interest rate in the agreement is the most significant factor, and as a result, it adjusts historical loss rates based on the anticipated changes to this factor.

	Consolidated
	12/31/2022	12/31/2021
Domestic market	3,085,227	1,810,867
Unbilled revenue (i)	968,147	975,588
Foreign market - foreign currency	28,786	74,450
	4,082,160	2,860,905
Allowance for anticipated credit losses	(154,618)	(115,052)
	3,927,542	2,745,853
Current	3,769,908	2,580,776
Non-current	157,634	165,077
	3,927,542	2,745,853

(i)                  Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

55

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The aging of trade receivables is as follows:

	Consolidated
	12/31/2022	12/31/2021
Not overdue	3,514,756	2,484,633
Overdue
Up to 30 days	376,868	206,244
From 31 to 60 days	40,389	21,130
From 61 to 90 days	20,254	22,351
More than 90 days	129,893	126,547
Expected credit losses	(154,618)	(115,052)
	3,927,542	2,745,853

The changes in expected credit losses are as follows:

Consolidated
Balance as of January 1, 2021	(130,346)
Corporate reorganization	(5,446)
Additions/reversals	(10,994)
Reversals	(340)
Write-offs	32,074
Balance as of December 31, 2021	(115,052)
Business combination (Note 8.2)	(31,923)
Additions/reversals	(28,463)
Foreign exchange variation	(4,905)
Write-offs	25,725
December 31, 2022	(154,618)

5.8. RELATED PARTIES

Accounting policy:

The transactions between related parties are conducted at standard market prices. Unpaid balances at the end of the year are not guaranteed, do not accrue interest, and are settled in cash. There were no given or received guarantees on any accounts receivable or payable involving related parties. At the end of each period, a recovery of amounts and receivables analysis is performed, but no provision was recognized in this year.

56

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Accounts receivable and payable with related parties

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Current assets
Commercial operations
Raízen S.A. (i)	7,555	10,381	79,297	54,199
Rumo S.A.	3,045	3,930	—	—
Termag - Maritime Terminal of Guarujá S.A.	—	—	14,286	14,286
Aguassanta Participacoes S.A.	2,184	2,956	2,184	2,956
Cosan Lubrificantes e Especialidades S.A. (ii)	3,418	12,007	—	—
Compass Gas and Energy S.A.	996	2,164	—	—
Payly Payment Solutions S.A.	—	1,078	—	—
Others	7,269	2,492	11,936	361
	24,467	35,008	107,703	71,802
Financial and corporate operations
Raízen S.A. (i)	20,585	8,978	20,586	8,978
Cosan Oito S.A.	6,742	—	—	—
Cosan Nove Participações S.A.(iii)	121,621	—	—	—
Cosan Dez Participações S.A.(iii)	111,659	—	—	—
Ligga S.A.(iv)	—	—	107,252	17,500
Cosan Lubrificantes e Especialidades S.A.(ii)	96,473	91,938	—	—
	357,080	100,916	127,838	26,478
Total current assets	381,547	135,924	235,541	98,280
Non-current assets
Commercial operations
Raízen S.A. (i)	—	—	47,731	47,732
Termag - Maritime Terminal of Guarujá S.A.	—	—	43,810	64,286
	—	—	91,541	112,018
Financial and corporate operations
Raízen S.A. (i)	149,347	205,957	149,347	205,958
Cosan Lubrificantes e Especialidades S.A. (ii)	206,446	187,483	—	—
Others	—	—	113	235
	355,793	393,440	149,460	206,193
Total non-current assets	355,793	393,440	241,001	318,211
Related parties receivables	737,340	529,364	476,542	416,491
Current liabilities
Commercial operations
Raízen S.A. (i)	6,208	21,173	296,051	221,373
Rumo S.A.	—	295	—	—
Aguassanta Participações S.A.	—	—	6,419	—
Cosan Lubrificantes e Especialidades S.A. (ii)	1,855	—	—	—
Payly Payment Solutions S.A.	—	509	—	—
Others	3,038	1,475	20,569	6,365
	11,101	23,452	323,039	227,738

57

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Financial and corporate operations
Raízen S.A. (i)	60,866	58,178	64,697	59,871
Cosan Lubrificantes e Especialidades S.A. (ii)	—	13,146	—	—
Cosan Overseas Limited	33,715	36,059	—	—
Cosan Luxembourg S.A. (v)	1,085,617	131,797	—	—
Others	46,191	39,975	—	—
	1,226,389	279,155	64,697	59,871
Total current liabilities	1,237,490	302,607	387,736	287,609
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A. (ii)	765,148	709,275	—	—
Cosan Luxembourg S.A. (v)	5,829,147	3,870,077	—	—
Cosan Overseas Limited (v)	2,627,112	2,809,782	—	—
Others	—	8,688	—	—
Total non-current liabilities	9,221,407	7,397,822	—	—
Payable to related parties	10,458,897	7,700,429	387,736	287,609

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	On December 31, 2018, an agreement for the assumption of rights and obligations was entered into between the Company and the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) and assets and liabilities related to the fuel business were transferred from the acquisition of Esso Brasileira de Petroleum Ltd. (“Esso”) in 2008, which were not contributed to the formation of Raízen, a fact that generated an increase in the Company’s related parties’ assets and liabilities accounts in that year and which has been changing as transactions are settled. This transfer of assets and liabilities does not impact the Company's consolidated position, nor the segment information
(iii)	The highlighted amounts refer to expenses incurred by Cosan S.A. in the process of issuing preferred shares of Cosan Nove and Cosan Dez while they were in the process of incorporation, and which will be reimbursed by these entities. See Note 1.2.6.
(iv)	Advance for future capital increase.
(v)	These operations serve as a vehicle for transferring funds from the Company to the subsidiaries, which are the holders of Senior Notes and are responsible for honoring their obligations. The increases observed in these liability balances refer to the creation of a loan arising from the transfer of the Senior Notes due 2029 debt and foreign exchange rate variation, which was levied on the Export Prepayment (“PPE”) operations that we have today between the Companies and the subsidiaries Cosan Lux and Cosan Overseas Limited (“Cosan Overseas”).

58

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

   b)     Transactions with related parties

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Operating income
Rumo S.A.	—	—	—	10,636
Raízen S.A. and its subsidiaries	—	—	908,588	519,748
Shell Energy do Brasil Ltda.	—	—	—	23,605
Others	—	—	6,910	—
	—	—	915,498	553,989
Purchase of products / inputs / services
Raízen S.A. (i)	—	—	(2,528,022)	(1,264,511)
	—	—	(2,528,022)	(1,264,511)
Shared income (expenses)
Rumo S.A.	4,365	3,593	—	842
Cosan Lubrificantes e Especialidades S.A.	3,816	3,374	—	—
Payly Soluções de Pagamentos S.A.	280	191	—	—
Compass Gás e Energia S.A.	6,001	1,581	—	—
Companhia de Gás de São Paulo - COMGÁS	(1,425)	689	—	—
Sinlog Tecnologia em Logística S.A.	138	175	—	175
Raízen S.A.	(1,701)	(4,839)	(68,120)	(67,738)
Others	—	—	96	—
	11,474	4,764	(68,024)	(66,721)
Financial result
Cosan Limited	—	82	—	168
Cosan Luxembourg S.A.	102,283	(439,705)	—	—
Cosan Overseas Limited	(28,818)	(420,016)	—	—
Raízen S.A.	(106)	4,803	(106)	4,798
Aldwych Temple Venture Capital Limited	2,472	(893)	—	—
Others	12	4	(92)	41
	75,843	(855,725)	(198)	5,007
Total	87,317	(850,961)	(1,680,746)	(772,236)

(i)      The amount is related to the sale of fuel to Rumo.

59

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)      Managers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to post-employment defined benefit plan and share-based compensation. We present below the Parent Company's balance as of December 31, 2022, as follows:

	12/31/2022	12/31/2021
Short-term benefits to employees and managers	38,227	38,034
Share-based compensation	59,015	36,777
Post-employment benefits	464	—
	97,706	74,811

5.9. SUPPLIERS

Accounting policy: Due to the short-term nature of suppliers, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Materials and services suppliers	115,146	4,506	2,923,486	1,891,023
Gas (i) / transport and logistics suppliers	—	—	1,456,365	1,362,481
	115,146	4,506	4,379,851	3,253,504
Current	115,146	4,506	4,318,362	3,253,504
Non-current	—	—	61,489	—
Total	115,146	4,506	4,379,851	3,253,504

(i)      The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

60

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.10.                  SECTORIAL FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

The sectorial financial assets and liabilities are intended to neutralize the economic impacts on the results of the subsidiaries Comgás and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”), due to the difference between the cost of gas and tax rates contained in the ordinances issued by the Regulatory Agency for Public Services of the State of São Paulo (“ARSESP”), and those actually contemplated in the tariff, at each tariff readjustment/revision.

These differences between the realized cost and the cost considered in the tariff adjustments generate a right when the realized cost is higher than the cost considered in the tariff, and an obligation when the costs are lower than the cost considered in the tariff. ARSESP takes into account differences in the subsequent tariff adjustment and includes them in the distributors' tariff adjustment index.

In accordance with ARSESP’s Deliberation No. 1010, any remaining balances in existing graphic accounts at the conclusion of the concession will be indemnified to distributors or returned to users 12 months prior to the conclusion of the concession period. The balance consists of (i) the previous cycle (under amortization), which represents the balance already ratified by ARSESP and included in the tariff, and (ii) the cycle being formed, which represents the differences that will be ratified by ARSESP in the next tariff readjustment.

In addition, this Deliberation addressed the balance in the current tax account, which accumulated amounts related to tax credits used by distributors, but which are essentially part of the tariff composition and must be passed on via tariff.

The subsidiaries Comgás and Gas Brasiliano recognize, as a result of the aforementioned deliberation, that there is no longer any material uncertainty that would prevent the recognition of sectorial financial assets and liabilities as amounts effectively receivable or payable. Thus, sectorial financial assets and liabilities are reflected in their financial statements.

However, for the other distribution companies, the recognition of sectorial financial assets and liabilities will only be registered after the decision of the regulatory body.

61

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following demonstrates the change in net sectorial financial assets (liabilities) for the year ending on December 31, 2022:

	Sectorial asset	Sectorial liabilities	Total
Balance as of January 1, 2021	241,749	(565,911)	(324,162)
Cost of gas (i)	228,153	—	228,153
Tax credits (ii)	—	(167,397)	(167,397)
Monetary update (iii)	19,699	(263,409)	(243,710)
Extemporaneous credit (iv)	—	(375,566)	(375,566)
Deferral of IGP-M (v)	68,709	—	68,709
Balance as of December 31, 2021	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(466,743)	—	(466,743)
Tax credits (ii)	—	16,876	16,876
Monetary update (iii)	80,996	(120,804)	(39,808)
Deferral of IGP-M (v)	110,013	—	110,013
Business combination (Note 8.2) (ii)	59,757	(140,405)	(80,648)
Balance as of December 31, 2022	342,333	(1,616,616)	(1,274,283)
Current	148,955	(67,419)	81,536
Non-current	193,378	(1,549,197)	(1,355,819)
	342,333	(1,616,616)	(1,274,283)

(i)	Refers to the difference between the cost of gas purchased and that contained in tariffs, which is fully classified as current assets since the regulator's deliberation calls for annual tariff recovery for the residential and commercial segments and quarterly tariff recovery for the other segments.
(ii)	Refers to the net amount of tax credits on tax benefits in the year.
(iii)	Recalculation of the gas current account and extemporaneous credit using the SELIC rate.
(iv)	Credit for the exclusion of ICMS from the PIS and COFINS base, see details in Note 6.
(v)	Appropriation of the deferral of the General Price Index – Market (Índice Geral de Preços – Mercado) (“IGP-M”) for the residential and commercial segments.

62

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.11.                  RECOGNIZED FAIR VALUE MEASUREMENTS

Accounting policy:

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined by means of valuation techniques, such as the discounted cash flow model. When possible, inputs to these models are obtained from observable markets; however, when this is not possible, some judgment is required to determine fair values. In determining data such as liquidity risk, credit risk, and volatility, judgment is required. Variations in these variables may impact the reported fair value of financial instruments.

Specific valuation techniques used to value financial instruments include:

  the use of quoted market prices;
  for swaps we use the present value of estimated future cash flows based on observable market curves; and
  for other financial instruments we analyze the discounted cash flow.

Level 2 includes all resulting estimates of fair value when fair values are determined based on present values and discount rates are adjusted for counterparty or own credit risk.

The Company has an established control structure regarding the measurement of fair values.

Significant unobservable inputs and valuation adjustments are reviewed by Management on a regular basis. If third-party information, such as brokerage quotes or pricing services, is used to measure fair values, Treasury evaluates evidence obtained from third parties to support the conclusion that these valuations comply with the Company's policy, including the market level.

The Board of Directors is informed of significant valuation issues. When determining the fair value of an asset or liability, the Company makes extensive use of observable market data. A fair value hierarchy categorizes fair values into different levels based on the inputs used in valuation techniques, as follows:

  Level 1: inputs represent unadjusted quoted prices for identical instruments traded in active markets.
  Level 2: inputs consist of directly or indirectly observable data (excluding Level 1 data), including quoted prices for similar financial instruments traded in active markets, quoted prices for identical or similar financial instruments traded in inactive markets, and other observable market data. The fair value of the Company's majority of investments in securities, derivative contracts, and bonds.
  Level 3: inputs for the asset or liability that are not based on market data that are observable (unobservable inputs). Due to the lack of market activity on these instruments or related observable data that can be corroborated at the measurement date, Management is required to make its own assumptions about unobservable inputs.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the entire fair value measurement is classified at the same level as the lowest-level entry that is significant to the entire measurement. Among the specific techniques used to value financial instruments are:

  use of quoted market prices;
  fair value is determined by discounting estimated future cash flows to the present. Future cash flow estimates with a variable interest rate are based on quoted swap rates, futures prices, and interbank lending rates. When pricing interest rate swaps, estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant benchmark interbank rate used by market participants for this purpose. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this adjustment is computed using the credit spreads derived from the current credit default swap; and
  analysis of the discounted cash flow for other financial instruments.

63

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The market value of the debts below are quoted on the Luxembourg Stock Exchange (Note 5.4) and are based on the quoted market price as follows:

		12/31/2022	12/31/2021
Senior Notes 2023	Cosan Luxembourg S.A.	—	100.26%
Senior Notes 2025	Rumo Luxembourg S.à rl.	—	103.04%
Senior Notes 2027	Cosan Luxembourg S.A.	100.92%	103.79%
Senior Notes 2028	Rumo Luxembourg S.à rl.	95.04%	103.42%
Senior Notes 2029	Cosan Luxembourg S.A.	94.30%	104.39%
Senior Notes 2032	Rumo Luxembourg S.à rl.	80.36%	94.34%
Perpetual Notes	Cosan Luxembourg S.A.	98.92%	102.17%

All resulting fair value estimates are included in level 2, with the exception of contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

				Assets and Liabilities Measured at Fair Value
		Book value		12/31/2022			12/31/2021
	Note	12/31/2022	12/31/2021	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	1,304,332	1,680,328	—	1,304,332	—	—	1,680,328	—
Marketable securities	5.3	22,099,766	4,388,007	19,586,193	2,513,573	—	—	4,388,007	—
Other financial assets		89,238	320,193	89,238	—	—	320,193	—	—
Investment properties (i)	10.5	14,103,060	3,886,696	—	—	14,103,060	—	—	3,886,696
Derivative financial instruments	5.6	4,151,752	4,732,926	—	4,151,752	—	—	4,732,926	—
Total		41,748,148	15,008,150	19,675,431	7,969,657	14,103,060	320,193	10,801,261	3,886,696

Liabilities
Loans, financing and debentures	5.4	(52,987,216)	(45,659,037)	—	(45,038,188)	—	(30,157,655)	(20,214,600)	—
Derivative financial instruments	5.6	(5,290,932)	(1,076,161)	—	(5,290,932)	—	—	(1,076,161)	—
Total		(58,278,148)	(46,735,198)	—	(50,329,120)	—	(30,157,655)	(21,290,761)	—

(i)          The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). On December 31, 2022, the discount rates used ranged from 11.20 to 13.75% p.a. (6.5 to 9% p.a. on December 31, 2021).

64

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.12.                  FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable.

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk - price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

65

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing return.

The Company manages market risks with derivatives. All of these transactions are conducted in accordance with the Risk Management Committee's guidelines. Typically, the Company employs hedge accounting to mitigate profit or loss volatility.

  Foreign exchange risk

As of December 31, 2022 and 2021, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	12/31/2022	12/31/2021
Cash and cash equivalents	1,138,948	3,811,598
Trade receivables	—	93,326
Suppliers	(97,259)	(4,721)
Loans, financing and debentures	(13,698,102)	(19,640,300)
Leases	(94,716)	(108,365)
Consideration payable	(223,960)	(234,960)
Derivative financial instruments (notional)	7,728,609	21,105,358
FX exposure, net	(5,246,480)	5,021,936

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk Factor	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	Low FX rate	7,051	286,509	573,009	(286,490)	(572,990)
Suppliers	High FX rate	3,160	(18,941)	(41,042)	25,261	47,362
Derivative financial instruments	Low FX rate	1,001,928	(732,481)	(1,451,245)	802,517	1,628,860
Loans, financing and debentures	High FX rate	(398,592)	(5,730,777)	(11,461,553)	5,730,777	11,461,553
Leases	High FX rate	3,477	(20,839)	(45,155)	27,793	52,109
Impacts on the result		617,024	(6,216,529)	(12,425,986)	6,299,858	12,616,894
  Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates associated with its loans and use derivative instruments to mitigate the risk associated with such fluctuations.

Below is a sensitivity analysis of interest rates on loans and financing in compensation for CDI investments with 25% and 50% pre-tax increases and decreases:

66

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Scenarios
Interest rate exposure	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	1,699,515	1,931,748	2,355,898	1,088,365	665,854
Marketable securities	306,846	287,588	364,300	134,165	57,453
Restricted cash	18,420	18,380	22,985	9,171	4,565
Lease and concession in installments	(146,467)	(183,084)	(219,700)	(109,850)	(73,233)
Lease liabilities	(447,011)	(447,729)	(448,451)	(446,296)	(445,585)
Derivative financial instruments	(993,288)	(2,534,024)	(2,268,366)	(2,771,263)	(2,884,394)
Loans, financing and debentures	(2,319,734)	(2,643,462)	(3,053,829)	(1,610,620)	(2,274,093)
Other financial liabilities	(119,769)	(146,869)	(173,969)	(92,668)	(65,568)
Impacts on the result	(2,001,488)	(3,717,452)	(3,421,132)	(3,798,996)	(5,015,001)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (“BACEN”), as follows:

		Scenarios
	Probable	25%	50%	(25)%	(50)%
SELIC	13.35%	16.69%	20.03%	10.02%	6.68%
CDI	13.25%	16.57%	19.88%	9.94%	6.63%
TJLP462 (TJLP + 1% p.a.)	8.00%	9.75%	11.50%	6.25%	4.50%
TJLP	7.00%	8.75%	10.50%	5.25%	3.50%
IPCA	4.98%	6.23%	7.47%	3.74%	2.49%
IGP-M	4.45%	5.56%	6.67%	3.34%	2.22%
Libor	4.43%	5.54%	6.64%	3.32%	2.21%
Fed Funds	5.25%	6.56%	7.88%	3.94%	2.63%
  Price risk
  Electricity

Electricity operations were traded on an active market and recorded at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

The following are the equity balances pertaining to our open electricity transactions:

	12/31/2022			12/31/2021
	Assets	Liabilities	Net Income	Assets	Liabilities	Net Income
Electricity trading	—	—	—	69,576	(317,699)	(248,123)

In July 2022, the subsidiary Compass Comercialização S.A. entered into an instrument for the Assignment of Electricity Purchase and Sale Agreements with WX Energy Comercializadora de Energia Ltda., an indirect subsidiary of Raízen S.A. Through this market-based transaction, the Company assigned in full all contracts with maturities after 2022.

67

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

These are our open positions in natural gas derivatives:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25)%	(50)%
Brent derivatives – options	Price variation US$/bbl	21,744	21,878	64,345	127,602	3,508
  Shares and options

We are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale's common shares purchased on the spot market, which, as of October 31, 2022, represent 1.55% (1.57% on December 31, 2022) of the outstanding shares.

Additionally, we enter into equity derivative contracts consisting of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing Cosan Oito to participate in the appreciation of the shares - equal to 3.31% of Vale's outstanding shares as of October 31, 2022 (3.35% on December 31, 2022). On maturity, these contracts are expected to offset declines in the fair value of these securities below the per-share hedge price, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to the occurrence of a contract-specified event, we will be required to repay the fair value of the guaranteed debt minus the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination. Finally, exposures resulting from derivatives are reflected in the Call Spread structure, representing an additional potential of 1.6% of Vale's outstanding shares as of December 31, 2022. In this structure, the Company does not own the shares, but it does possess an instrument that enables it to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure's sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value, while secured debt is recorded at principal amount, net of funding costs. These funding expenses are amortized over the respective debt's term.

In addition, we face risks associated with the share prices of CSAN3 and RAIL3. A derivative with a total return swap of 77,236,212 CSAN3 and 15,781,000 RAIL3 shares was contracted.

The sensitivity analysis considers the closing price of the shares, as shown below:

68

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Scenarios
Instrument	Probable	25%	50%	(25)%	(50)%
CSAN3	1,378,141	274,714	605,285	(386,428)	(716,999)
RAIL3	293,684	73,421	146,842	(73,421)	(146,842)
VALE3	6,254,192	1,563,548	3,127,096	(1,563,548)	(3,127,096)
VALE3 (Collar)	13,332,000	2,744,775	2,744,775	(520,500)	(520,500)
VALE3 (Call Spread)	716,586	1,541,654	1,541,654	(69,748)	(69,748)

			Scenarios
Share	12/31/2022	Probable	25%	50%	(25)%	(50)%
CSAN3	17.12	17.12	21.40	25.68	12.84	8.56
RAIL3	18.61	18.61	23.26	27.92	13.96	9.31
VALE3	88.88	88.88	111.10	133.32	66.66	44.44

Concerning item (i).c of Note 1.2.6, the combination of derivative instruments is configured as a call spread, a structure that limits the Company's exposure to share price fluctuations. On December 31, 2022, the total value of the position was R$6,391,961. Assuming a share price increase of up to 50%, the Company would experience a limited positive impact of R$1,541,654 and a limited negative impact of R$69,748 if the share price decreased by up to 50%.

b)     Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

69

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2022	12/31/2021
Cash and cash equivalents	13,301,716	16,174,130
Trade receivables	3,927,542	2,745,853
Marketable securities	2,513,574	4,388,007
Restricted cash	139,933	58,990
Derivative financial instruments	4,151,752	4,732,926
Receivables from related parties	476,542	416,491
Receivable dividends and interest on equity	161,147	519,965
Other financial assets	89,238	320,193
	24,761,444	29,356,555

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	12/31/2022	12/31/2021
AAA	16,769,858	23,080,390
AA	3,133,455	2,239,266
A	138,478	—
BBB	—	34,397
Not rated	65,184	—
	20,106,975	25,354,053

c)      Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

70

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	12/31/2022					12/31/2021
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, financing and debentures	(4,844,717)	(5,822,518)	(12,609,628)	(39,923,264)	(63,200,127)	(57,375,287)
Suppliers	(4,379,851)	—	—	—	(4,379,851)	(3,253,504)
Other financial liabilities	(924,562)	—	—	—	(924,562)	(726,423)
Installment of tax debts	(53,520)	(2,077)	(89)	(153,074)	(208,760)	(200,664)
Lease liabilities	(434,903)	(420,692)	(929,060)	(14,652,184)	(16,436,839)	(15,631,812)
Lease and concession in installments	(196,384)	(192,639)	(188,331)	(559,819)	(1,137,173)	(1,185,076)
Payable to related parties	(387,736)	—	—	—	(387,736)	(287,609)
Dividends payable	(892,006)	—	—	—	(892,006)	(799,634)
Derivative financial instruments	(1,590,774)	(2,498,419)	1,232,960	2,772,107	(84,126)	6,313,208
	(13,704,453)	(8,936,345)	(12,494,148)	(52,516,234)	(87,651,180)	(73,146,801)

d)     Capital management risk

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

6. OTHER RECEIVABLE TAXES

Accounting Policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	Parent Company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
COFINS (i)	3,699	28,696	975,878	1,333,868
ICMS	—	10	845,450	873,203
ICMS CIAP	—	—	118,809	106,250
PIS (i)	—	1968	350,867	299,610
Tax credits	31,774	42,932	31,774	42,932
Others	4,667	2,942	76,348	145,304
	40,140	76,548	2,399,126	2,801,167

Current	8,366	33,616	1,324,203	921,472
Non-current	31,774	42,932	1,074,923	1,879,695

71

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	On May 13, 2021, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 574,706 and, under the system of general repercussion, established the thesis that the Tax on the Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços) ("ICMS") does not comprise the calculation basis of PIS and COFINS, since this amount does not constitute revenue or turnover for the Company, i.e, the taxpayers have the option to exclude the ICMS-related portion of the PIS and COFINS calculation bases from the invoice.
Since the Federal Income Office (Secretaria da Receita Federal) ("SRF") granted the request on March 30, 2022 regarding the credit claim of PIS and COFINS since July 2008, the subsidiary Comgás began using the credits for the monthly PIS and COFINS payments (R$470,943 of PIS and COFINS compensated in the year), as well as for the quarterly IRPJ and CSLL payments.

Federal tax credits were used to pay the 2021 annual adjustment as well as the monthly payment of the Corporate Income Tax (Imposto de Renda Pessoa Jurídica) ("IRPJ"), the Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) ("CSLL"), the Social Integration Program (Programa de Integração Social) ("PIS"), and the Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) ("COFINS"), all totaling R$928,465 (R$262,843 for December 31, 2021, referring to the annual adjustment payment for 2020). Customer-assigned ICMS tax credits were also used totaling R$123,518 (R$86,555 as of December 31, 2021) for the reduction of gas invoices.

7. INVENTORIES

Accounting policy:

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	Consolidated
	12/31/2022	12/31/2021
Finished goods	1,504,134	814,320
Parts and accessories	168,777	180,286
Construction material	152,789	126,889
Warehouse and others	43,359	27,809
	1,869,059	1,149,304

The balances are presented net of a provision of R$38,747 for obsolete inventories on December 31, 2022 (R$26,841 on December 31, 2021).

72

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

8.     INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

8.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Accounting policy:

  Subsidiaries

Subsidiaries are all entities over which the Company has control, are fully consolidated from the date of acquisition of control and deconsolidated when control ceases to exist.

Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee.

Specifically, the Company controls an investee if, and only if, it has:

• Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

• Exposure or right to variable returns arising from its involvement with the investee; and

• The ability to use its power over the investee to affect the value of its returns.

There is usually a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting rights of an investee, we consider all relevant facts and circumstances when assessing whether it has power over an investee, including:

• The contractual agreement between the investor and other holders of voting rights;

• Rights arising from other contractual agreements; and

• The Company's voting rights and potential voting rights.

Using consistent accounting policies, subsidiaries' financial statements are prepared for the same reporting period as the parent company. Adjustments are made to the financial statements of the subsidiaries in order to conform their accounting policies to those of the Company.

On consolidation, all transactions between related parties are eliminated. Unrealized gains resulting from transactions with investees recorded using the equity method are written off against the investment in proportion to the Company's ownership interest in the investee. Unrealized losses are eliminated in the same manner, but only if no evidence of impairment exists.

  Associates

Associates are entities over whose financial and operating policies the Company has significant influence, but neither control nor joint control.

In preparing the consolidated financial statements, intragroup balances and transactions, as well as any unrealized income or expenses arising from intragroup transactions, are written off.

In accordance with the equity method, the equity interest of associates attributable to the Company in the profit or loss for the exercise of such investments is recorded in the income statement, under “Equity in earnings”. Unrealized gains and losses arising from transactions between the Company and its investees are written off in proportion to the Company's ownership stake in these investees. Other comprehensive income of subsidiaries, associates, and joint ventures is recorded directly under "Other comprehensive income" in the Company's shareholders' equity.

Unrealized gains resulting from transactions with investments recorded using the equity method are written off in proportion to the Company's ownership interest in the investee. Unrealized losses are written off in the same manner, but only if there is no evidence of an impairment loss.

73

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company's subsidiaries and associates are listed below:

Direct stake in subsidiary	12/31/2022	12/31/2021
Compass Gás e Energia(i)	—	88.00%
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Corretora de Seguros Ltda.(ii)	100.00%	—
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A.(iii)	100.00%	100.00%
Cosan Oito S.A.(iv)	100.00%	—
Cosan Nove Participações S.A.(iv)	73.09%	—
Cosan Dez Participações S.A.(iv)	76.80%	—
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.(v)	—	75.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Sinlog Tecnologia em Logística S.A.	57.48%	72.25%
Rumo S.A.	30.35%	30.35%
Radar Propriedades Agrícolas S.A.	41.45%	—
Radar II Propriedades Agrícolas S.A.	50.00%	—
Nova Agrícola Ponte Alta S.A.	41.45%	—
Nova Amaralina S.A Propriedades Agrícolas	41.45%	—
Nova Santa Bárbara Agrícola S.A.	41.45%	—
Terras da Ponta Alta S.A.	41.45%	—
Castanheira Propriedades Agrícolas S.A.	41.45%	—
Manacá Propriedades Agrícolas S.A.	41.45%	—
Paineira Propriedades Agrícolas S.A.	41.45%	—
Violeta Fundo de Investimento Multimercado	100.00%	100.00%
Tellus Brasil Participações S.A.(vi)	19.57%	5.00%
Janus Brasil Participações S.A.(vi)	19.57%	5.00%
Duguetiapar Empreendimentos e Participações S.A.(vi)	19.57%	—
Gamiovapar Empreendimentos e Participações S.A.(vi)	19.57%	—

(i)	On December 23, 2022, the Company contributed its direct investment in Compass Gás e Energia to Cosan Dez. As a result, Cosan now holds an indirect stake in Compass Gás e Energia of 67.58%.
(ii)	Subsidiary created to manage the company's insurance contracts.
(iii)	On December 31, 2022, Cosan Lux had an unsecured liability of R$146,473. As shown in the table below, no events or conditions have been identified that, individually or collectively, raise substantial doubt about the entity's operational capacity to continue operating. The Company provides financial support to its subsidiaries.
(iv)	Entities created as part of the financial investment structure used to acquire Vale S.A. shares. See Note 1.2.6. With Raízen's contribution to Cosan Nove, the Company now directly and indirectly holds 33.63% of Raízen's shares.
(v)	Entity sold to Raízen as presented in Note 20.
(vi)	For the highlighted entities, the Company has an indirect interest of 0.43%, which grants a total interest of 20% of the share capital.

74

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are the Company's investments in its subsidiaries and associates as of December 31, 2022:

a)      Parent company

	Number of shares in the investee	Investor's shares	Equity interest	Economic benefit (%)
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Oito S.A.	7,860,005,000	7,860,005,000	100.00%	100.00%
Cosan Nove Participações S.A.	5,601,178,094	5,601,178,094	73.09%	73.09%
Cosan Dez Participações S.A.	4,667,494,858	4,667,494,858	76.80%	76.80%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxembourg S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	50.00%	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	387,698	41.45%	41.45%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	41.45%	41.45%
Nova Amaralina S.A.	30,603,159	9,364,568	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	41.45%	41.45%
Cosan Lubes Investments Limited	34,963,764	24,474,635	70.00%	70.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	100.00%	100.00%
Sinlog Tecnologia em Logística S.A.	108,567	62,403	57.48%	57.48%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.34%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%
Tellus Brasil Participações S.A.	133,064,584	80,104,192	60.20%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,977	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%

75

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2022	Equity income	Change of equity interest in subsidiary	Asset valuation adjustment	Declared dividends	Capital increase	Investment reclassification	Contributed capital (Note 1.2.6)	Bargain purchase (Note 8.2)	Business combination (Note 8.2)	Others	Balance as of December 31, 2022
Rumo S.A.	4,490,787	156,420	1,344	1837	(37,140)	—	—	—	—	—	—	4,613,248
Cosan Global	137,527	(8,659)	—	—	—	—	—	—	—	—	—	128,868
Compass Gás e Energia	5,583,215	1,523,381	(891)	(11,688)	(1,437,213)	—	—	(5,656,804)	—	—	—	—
Cosan Corretora de Seguros Ltda	—	239	—	—	—	5	—	—	—	—	—	244
Atlântico Participações Ltda	433,615	(1,497)	—	—	—	479,224	—	—	—	—	—	911,342
Cosan Limited Partners Brasil Consultoria Ltda	555	(209)	—	—	—	—	—	—	—	—	—	346
Sinlog Tecnologia em Logística S.A.	17,052	(12,318)	9,339	—	—	6,082	—	—	—	—	—	20,155
Cosan Lubes Investments Limited	1,600,170	340,621	—	11,801	(308,422)	—	—	—	—	—	—	1,644,170
Payly Soluções de Pagamentos S.A.	9,607	(3,748)	—	—	—	—	—	—	—	—	(5,859)	—
Radar II Propriedades Agrícolas S.A.	—	246,698	—	108	(60,482)	—	756,931	—	—	—	—	943,255
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	(9,614)	—	198,579	—	—	—	—	222,967
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	(25,459)	—	319,039	—	—	—	—	390,615
Nova Santa Bárbara Agrícola S.A.	—	8,000	—	—	(1981)	—	25,485	—	—	—	—	31,504
Nova Amaralina S.A. Propriedades Agrícolas	—	53,686	—	—	(14,098)	—	152,744	—	—	—	—	192,332
Terras da Ponte Alta S.A.	—	39,890	—	—	(8,907)	—	50,309	—	—	—	—	81,292
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	(15,790)	—	126,402	—	—	—	—	169,216
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	(13,259)	—	137,079	—	—	—	—	170,613
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	(25,776)	—	199,327	—	—	—	—	251,370
Tellus Brasil Participações S.A.	142,795	99,855	—	—	(26,410)	—	58,806	—	37,578	363,211	(41,767)	634,068
Pasadena Empreendimentos e Participações S.A.	879	(93)	—	—	—	700	—	—	—	—	—	1,486
Janus Brasil Participações S.A.	183,356	126,508	—	—	(122,661)	—	79,725	—	49,224	567,901	—	884,053
Violeta Fundo de Investimento Multimercado	2,119,143	107,133	—	11,035	(132,885)	—	(2,104,426)	—	—	—	—	—
Cosan Oito S.A.	—	522,783	—	—	(124,161)	7,860,000	—	—	—	—	—	8,258,622
Cosan Nove Participações S.A.	—	142,169	1,416,657	27,530	(33,765)	—	—	5,601,173	—	—	—	7,153,764
Cosan Dez Participações S.A.	—	49,334	2,558,635	16,882	(11,717)	138,933	—	1,559,146	—	—	—	4,311,213
Duguetiapar Empreendimentos e Participações S.A.	—	1,453	—	—	—	—	—	—	1,798	10,022	5,467	18,740
Gamiovapar Empreendimentos e Participações S.A.	—	9,020	—	—	—	—	—	—	10,741	66,500	36,300	122,561
Others	68,768	1871	—	1959	—	—	—	—	—	—	1,729	74,327
Total investment in associates	14,787,469	3,716,790	3,985,084	59,464	(2,409,740)	8,484,944	—	1,503,515	99,341	1,007,634	(4,130)	31,230,371
Cosan Luxembourg S.A.	(356,442)	209,969	—	—	—	—	—	—	—	—	—	(146,473)
Total provision for uncovered investment liability	(356,442)	209,969	—	—	—	—	—	—	—	—	—	(146,473)
Total	14,431,027	3,926,759	3,985,084	59,464	(2,409,740)	8,484,944	—	1,503,515	99,341	1,007,634	(4,130)	31,083,898

76

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2022	Equity income	Change of equity interest in subsidiary	Asset valuation adjustment	Declared dividends	Capital increase	Merged assets	Business combination	Others	Balance as of December 31, 2021
Rumo S.A.	—	10,567	(92,686)	5,621	(10,852)	—	4,585,932	—	(7,795)	4,490,787
Cosan Global	132,896	4,631	—	—	—	—	—	—	—	137,527
Compass Gás e Energia	3,288,317	1,650,628	1,410,507	34,261	(895,420)	95,000	—	—	(78)	5,583,215
Cosan Investimentos e Participações S.A.(i)	5,836,793	4,648,043	—	(429,696)	(1,026,072)	—	—	—	(9,029,068)	—
Atlântico Participações Ltda	—	801	—	—	(191)	433,005	—	—	—	433,615
Cosan Limited Partners Brasil Consultoria Ltda	—	(196)	171	—	—	150	430	—	—	555
Sinlog Tecnologia em Logística S.A.	—	(10,041)	4,964	—	—	12,757	9,372	—	—	17,052
Cosan Lubes Investments Limited	1,364,608	205,141	—	30,421	—	—	—	—	—	1,600,170
Payly Soluções de Pagamentos S.A.	9,071	(4,714)	—	—	—	5,250	—	—	—	9,607
Radar II Propriedades Agrícolas S.A.	33,209	12,751	—	1,553	(1854)	—	—	(45,659)	—	—
Radar Propriedades Agrícolas S.A.	62,391	(1,688)	—	1,060	(879)	—	—	(19,565)	(41,319)	—
Tellus Brasil Participações S.A.	105,662	39,938	—	—	(2,805)	—	—	—	—	142,795
Pasadena Empreendimentos e Participações S.A.	473	(94)	—	—	—	500	—	—	—	879
Janus Brasil Participações S.A.	130,900	49,235	—	—	(1,738)	4,959	—	—	—	183,356
Violeta Fundo de Investimento Multimercado(ii)	—	17,032	—	(1,253)	(10,388)	—	—	—	2,113,752	2,119,143
Others	62,260	24,014	—	3,935	(2,854)	5	—	(59,906)	41,314	68,768
Total investment in associates	11,026,580	6,646,048	1,322,956	(354,098)	(1,953,053)	551,626	4,595,734	(125,130)	(6,923,194)	14,787,469
Cosan Luxembourg S.A.	(458,852)	102,410	—	—	—	—	—	—	—	(356,442)
Total provision for uncovered investment liability	(458,852)	102,410	—	—	—	—	—	—	—	(356,442)
Total	10,567,728	6,748,458	1,322,956	(354,098)	(1,953,053)	551,626	4,595,734	(125,130)	(6,923,194)	14,431,027

(i)	The balance presented in "Others" is attributable to the Company's merger of Cosan Investimentos e Participações S.A. on December 1, 2021.
(ii)	The balance presented in “Others” is attributable to the contribution of investments held by the Company in the Terras companies for the structure of exclusive investment funds that we held on December 31, 2021.

77

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Financial information of subsidiaries and associates:

	Balance as of December 31, 2022				Balance as of December 31, 2021
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Cosan Lubes Investments Limited	3,981,982	(2,549,710)	1,432,272	497,394	3,273,652	(985,797)	2,287,855	294,758
Violeta Fundo de Investimento Multimercado	—	—	—	—	4,484,805	(246,600)	4,238,205	45,003
Rumo S.A.	22,318,864	(8,159,269)	14,159,595	514,941	22,729,115	(7,933,694)	14,795,421	150,538
Cosan Luxembourg S.A.	7,394,386	(7,540,859)	(146,473)	209,969	4,635,332	(4,991,774)	(356,442)	102,410
Cosan Global	128,868	—	128,868	(8,659)	137,527	—	137,527	4,631
Tellus Brasil Participações Ltda	3,384,488	(137,029)	3,247,459	1,424,072	3,296,499	(502,734)	2,793,765	782,220
Janus Brasil Participações S.A.	4,737,901	(33,605)	4,704,296	1,910,077	4,261,432	(666,361)	3,595,071	1,048,514
Compass Gás e Energia	—	—	—	—	6,383,318	(38,671)	6,344,647	1,725,111
Cosan Oito S.A.	21,105,355	(12,846,728)	8,258,627	522,783	—	—	—	—
Cosan Nove Participações S.A.	9,957,152	(169,079)	9,788,073	194,522	—	—	—	—
Cosan Dez Participações S.A.	5,740,730	(126,916)	5,613,814	64,240	—	—	—	—
Duguetiapar Empreendimentos e Participações S.A.	98,862	(3,124)	95,739	19,403	—	—	—	—
Gamiovapar Empreendimentos e Participações S.A.	644,621	(21,462)	623,159	119,273	—	—	—	—
Radar II Propriedades Agrícolas S.A.	2,041,861	(176,802)	1,865,059	509,131	1,578,497	(120,994)	1,457,503	766,672
Radar Propriedades Agrícolas S.A.	590,386	(52,469)	537,917	97,663	853,359	(133,194)	720,166	337,966
Nova Agrícola Ponte Alta S.A.	1,039,678	(97,302)	942,377	245,687	827,399	(69,288)	758,111	351,578
Nova Santa Bárbara Agrícola S.A.	86,364	(10,360)	76,005	20,127	66,498	(5,840)	60,658	25,173
Nova Amaralina S.A. Propriedades Agrícolas	534,096	(70,085)	464,012	136,048	400,952	(38,977)	361,976	171,559
Terras da Ponte Alta S.A.	224,952	(28,830)	196,122	96,754	128,406	(4,849)	123,557	57,545
Paineira Propriedades Agrícolas S.A.	453,093	(44,851)	408,242	152,373	311,028	(17,066)	293,962	26,266
Manacá Propriedades Agrícolas S.A.	451,728	(40,117)	411,611	127,955	340,382	(24,738)	315,644	69,893
Castanheira Propriedades Agrícolas S.A.	729,294	(122,854)	606,440	248,744	494,558	(74,675)	419,883	247,668

b)     Consolidated

	Number of shares in the investee	Investor's shares	Equity interest	Economic benefit (%)
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%
Gás de Alagoas S.A. - ALGÁS	810,896,963	238,728,878	29.44%	29.44%
Companhia de Gás do Ceará - Cegás	39,400,000	11,599,428	29.44%	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%	24.50%
Companhia Potiguar de Gás - Potigas	4,245,000	3,523,350	83.00%	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%	41.00%
Sergipe Gás S.A. - SERGÁS	1,593,656	661,363	41.50%	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%	41.50%

78

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2022	Equity Income	Change of equity interest in subsidiary	Asset valuation adjustment	Declared dividends	Disposal of investment (i)	Contributed capital	Business combination (Note 8.2)	Others	Balance as of December 31, 2022
Tellus Brasil Participações S.A.	142,798	128,860	—	—	(30,756)	—	58,806	(299,708)	—	—
Janus Brasil Participações S.A.	183,357	150,687	—	—	(35,559)	—	79,725	(378,210)	—	—
Rhall Terminais Ltda	4,907	1,647	—	—	(900)	—	—	—	—	5,654
Termag - Terminal Marítimo de Guarujá S.A.	4,725	4,445	—	—	—	—	—	—	(706)	8,464
TGG - Terminal de Granéis do Guarujá S.A.	17,563	5,689	—	—	(5,784)	—	—	—	—	17,468
Terminal XXXIX S.A.	30,649	22,487	—	—	—	—	—	—	—	53,136
Elevações Portuarias S.A.	—	6,190	135,159	—	—	155,397	—	—	—	296,746
TUP Porto São Luis S.A.	394,380	49	—	—	—	—	—	(393,579)	(850)	—
Companhia Paranaense de Gás - Compagás	—	19,931	—	—	(6,831)	—	—	411,737	—	424,837
Companhia Pernambucana de Gás - Copergás	—	19,094	—	—	(9,493)	—	—	405,700	—	415,301
Companhia de Gás de Santa Catarina - Scgás	—	34,885	—	—	(15,524)	—	—	608,468	—	627,829
Sergipe Gás S.A. - SERGÁS	—	9,015	—	—	(3,441)	—	—	63,856	—	69,430
Companhia de Gás do Ceará - Cegás	—	6,717	—	—	(4,189)	—	—	182,009	—	184,537
CEG Rio S.A.	—	29,686	—	—	(16,542)	—	—	261,336	—	274,480
Companhia de Gás de Mato Grosso do Sul - Msgás	—	13,530	—	—	(6,160)	—	—	284,173	—	291,543
Companhia Potiguar de Gás - Potigas	—	9,066	—	—	(8,390)	—	—	168,211	—	168,887
Others	1,688	6,765	—	5,536	(2,985)	—	—	66,001	(1,374)	75,631
	780,067	468,743	135,159	5,536	(146,554)	155,397	138,531	1,379,994	(2,930)	2,913,943

(i)              Effect of the sale of control as described in Note 20.

79

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2021	Equity Income	Asset valuation adjustment	Dividends	Capital increase	Merged assets	Business combination (Note 8.2)	Others	Balance as of December 31, 2021
Tellus Brasil Participações S.A.	105,665	39,938	—	(2,805)	—	—	—	—	142,798
Janus Brasil Participações S.A.	130,901	49,235	—	(1,738)	4,959	—	—	—	183,357
Radar Propriedades Agrícolas S.A.	62,372	(1,688)	1,060	(879)	—	—	(19,565)	(41,300)	—
Radar II Propriedades Agrícolas S.A.	33,205	12,751	1,553	(1854)	—	—	(45,659)	4	—
Rhall Terminais Ltda	—	1,311	—	(1)	—	3,597	—	—	4,907
Termag - Terminal Marítimo de Guarujá S.A.	—	1,850	—	—	—	3,632	—	(757)	4,725
TGG - Terminal de Granéis do Guarujá S.A.	—	3,967	—	(3,143)	—	16,739	—	—	17,563
Terminal XXXIX S.A.	—	4,664	—	—	—	25,985	—	—	30,649
TUP Porto São Luis S.A.	—	801	—	—	393,579	—	—	—	394,380
Others	1,562	16,330	5,243	(2,854)	—	—	(59,906)	41,313	1,688
	333,705	129,159	7,856	(13,274)	398,538	49,953	(125,130)	(740)	780,067

Financial information of subsidiaries and associates:

	Balance as of December 31, 2022				Balance as of December 31, 2021
	Assets	Liabilities	Shareholders’ equity	Profit for the year	Assets	Liabilities	Shareholders’ equity	Profit (loss) for the year
Tellus Brasil Participações Ltda	—	—	—	—	3,290,526	(496,761)	2,793,765	782,220
Janus Brasil Participações S.A.	—	—	—	—	4,232,459	(637,388)	3,595,071	1,048,514
Rhall Terminais Ltda.	33,382	(14,534)	18,848	5,811	31,068	(14,708)	16,360	4,073
Elevações Portuárias S.A.	950,538	(243,797)	706,741	127,554	—	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	273,760	(231,119)	42,641	19,881	276,284	(252,483)	23,801	11,726
TGG - Terminal de Granéis do Guarujá S.A.	254,748	(78,657)	176,091	58,139	253,310	(76,257)	177,053	37,150
Terminal XXXIX S.A.	433,412	(388,882)	44,530	44,530	335,511	(273,747)	61,764	10,075
TUP Porto São Luis S.A.	—	—	—	—	455,437	(67,523)	387,914	(7,410)

80

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

8.2. ACQUISITION OF SUBSIDIARIES

Accounting policy:

Combinations of businesses are recorded using the acquisition method. In general, the consideration transferred in an acquisition, as well as the identifiable net assets acquired and liabilities assumed, are measured at fair value. Any goodwill that develops is annually evaluated for impairment. Unless related to the issuance of debt or equity, transaction expenses are recorded as incurred in the income statement.

For each business combination, the Company measures non-controlling interests in the acquisition using one of the following methods:

  fair value; or
  proportional share of the acquirer's identifiable net assets, which are typically valued at fair market price.

The transferred consideration excludes amounts related to the liquidation of preexisting relationships. Typically, these amounts are recognized in profit or loss.

Contingent consideration depends on an acquired business meeting targets within a fixed period. In order to calculate obligations at the time of acquisition and at each subsequent reporting date, projections of future performance are required. In addition, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are frequently a crucial component of an acquired business because they enable us to derive greater value than would be possible otherwise.

Measurement of fair values

In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

Since this is a fair value measurement, the accounting for the acquisition will be revisited if new information obtained within one year of the acquisition date regarding the facts and circumstances that existed at the acquisition date indicates adjustments to the amounts mentioned above or any additional provision that existed at the acquisition date. Management's expectation is that only the measurements of intangible assets could have some kind of impact on this evaluation.

Acquisitions in 2022

During the year ended December 31, 2022, the Company and its subsidiaries (Compass, Atlântico and Moove) completed the acquisition of investments (Commit, Sulgás, TUP, Tirreno and PetroChoice), in addition to the acquisition of control of the investees referred to as the segment “Terras” (Tellus, Janus, Gamiovapar and Duguetiapar), shown below on an individual and consolidated basis. The paid and payable consideration, as well as the fair value of the assets acquired and liabilities assumed as of the date of acquisition, are detailed below:

81

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Sulgás	Commit	TUP	Tirreno	PetroChoice	Terras	Consolidation effects	Consolidated
Transferred consideration - 1st/single installment	945,979	2,097,758	393,579	70,188	2,342,820	202,861	—	6,053,185
Transferred consideration - 2nd installment	—	—	411,224	15,000	—	—	—	426,224
Consideration to be transferred (term)	—	—	—	—	—	804,773	—	804,773
Total consideration transferred	945,979	2,097,758	804,803	85,188	2,342,820	1,007,634	—	7,284,182

Recognized amounts of identifiable assets
acquired and liabilities assumed
Cash, cash equivalents and restricted cash	73,298	124,174	81,800	1,476	18,883	351,688	—	651,319
Trade receivables	90,828	142,528	—	35,882	305,588	110,569	—	685,395
Inventories	7,274	3,859	—	19,121	417,365	—	—	447,619
Sectorial assets	—	59,757	—	—	—	—	—	59,757
Right-of-use assets	3,786	4,785	—	16,664	93,811	609	—	119,655
Dividends receivable	—	254,493	—	—	—	—	(51,525)	202,968
Current assets for sale	—	726,243	—	—	—	—	—	726,243
Investment property and property held for sale	—	—	—	—	—	9,478,011	—	9,478,011
Contract asset	25,958	61,777	—	—	—	—	—	87,735
Tax credits	—	—	1841	2,134	—	9,556	—	13,531
Fixed assets	—	257	351,041	5,015	478,563	12	—	834,888
Intangible assets	2,749,893	988,847	437,587	59,089	1,503,575	—	(1,230,182)	4,508,809
Investments	—	2,528,220	—	—	—	—	(76,729)	2,451,491
Other credits	142,180	87,248	155	5,026	46,525	21,578	—	302,712
Suppliers	(107,833)	(90,689)	(202)	(22,048)	(187,767)	(61,942)	—	(470,481)
Loans and financing	—	—	—	(12,825)	—	—	—	(12,825)
Deferred income tax and social contribution	(871,183)	(649,324)	(66,606)	—	(96,272)	(308,971)	418,262	(1,574,094)
Taxes to pay	(14,647)	(31,217)	—	(1,825)	—	(28,793)	—	(76,482)
Provision for contingencies	(10,551)	(11,508)	(143)	(2,714)	—	—	—	(24,916)
Sectorial liabilities	(117,881)	(22,524)	—	—	—	—	—	(140,405)
Dividends payable	(104,048)	—	—	—	—	(633,967)	51,525	(686,490)
Lease liability	(3,940)	(8,543)	—	(16,664)	(144,454)	(628)	—	(174,916)
Other obligations	(8,272)	(55,132)	(670)	(3,143)	(92,997)	(14,702)	—	(175,516)
Non-controlling shareholders' equity interest	(908,883)	(2,015,493)	—	—	—	(7,138,127)	—	(10,062,503)
Net assets acquired at fair value	945,979	2,097,758	804,803	85,188	2,342,820	1,784,893	(888,649)	7,172,792
Transferred consideration for acquisition of non-controlling interests	—	(468,070)	—	—	—	—	—	(468,070)
Non-controlling shareholders' equity interest	—	—	—	—	—	—	888,649	888,649
Previously held equity interest	—	—	(393,579)	—	—	(677,918)	—	(1,071,497)
Bargain purchase gain	—	—	—	—	—	(99,341)	—	(99,341)
Transferred consideration, net of non-controlling interests	945,979	1,629,688	411,224	85,188	2,342,820	1,007,634	—	6,422,533
Cash received	(73,298)	(124,174)	(81,800)	(1,476)	(18,883)	(351,688)	—	(651,319)
Cash to be transferred, referring to the acquisition made in installments	—	—	—	—	—	(804,773)	—	(804,773)
Settled cash referring to installments of previous acquisitions	—	—	—	—	—	322,255	—	322,255
Transferred consideration, net
of acquired cash and non-controlling interests	872,681	1,505,514	329,424	83,712	2,323,937	173,428	—	5,288,696

If the acquisitions had been consolidated since January 1, 2022, the Company's consolidated income statement for the period ending December 31, 2022 would reflect net revenue of R$41,634,966 and net income of R$6,536,891, as shown below:

82

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Commit	TUP	Tirreno	PetroChoice	Terras	Total	Consolidated	Consolidated with 12 months
Net operating revenue	554,364	—	87,467	907,848	347,919	1,897,598	39,737,368	41,634,966
Net profit (loss) for the year	342,967	(116)	2,370	(83,569)	3,454,364	3,716,016	2,820,875	6,536,891

Sulgás

On January 3, 2022, Compass Gás e Energia S.A., through its subsidiary Compass Um Participações S.A. ("Compass Um") concluded the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás") owned by the Government of the State of Rio Grande do Sul for the amount of R$945,979, net of an anticipated dividend of R$9,264. As of this date, Sulgás has been consolidated into the Company's financial statements.

Sulgás is headquartered in the city of Porto Alegre, and its primary activity is the distribution of piped natural gas from the state of Rio Grande do Sul. This service is provided exclusively under a concession model that is in effect until August 2044. Its network of distribution totals approximately 1,400 km, serving more than 78,000 customers in 41 municipalities, with a distributed volume of 1.5 million m3/day.

The acquisition price was allocated as a concession right for gas distribution in the Company's evaluation.

The fair value of intangible assets is R$2,749,893, which includes the allocation of concession rights of R$2,582,077, as determined by the existing concession agreement between Sulgás and the granting authority. The concession period is 50 years from the contracted date (April 19, 1994 to April 18, 2044). Non-controlling interest in Sulgás was measured according to the proportional share of interest in identifiable net assets.

Since the date of acquisition, Sulgás has generated revenues and net income totaling R$1,860,342 and R$152,389, respectively, according to the consolidated income statement.

Management, for the purposes of annual procedures, reassessed the business combination factors and did not identify material changes.

TUP Porto São Luís

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of Porto São Luís, a company that owns a private terminal in São Luis/MA and whose primary objective is to increase international trade by connecting port, highways, and railroads. This transaction aims to establish a future joint venture in the mining sector, in which Cosan will contribute expertise in port logistics and management.

Atlântico completed the acquisition of 100% of Porto's shares on February 11, 2022 (“Acquisition Date”), with 49% acquired on November 3, 2021 and the remainder on the Acquisition Date. With a 100% shareholding, Atlântico becomes the sole shareholder of Porto São Luís and assumes control.

The transaction resulted in an allocation of R$436,594 in intangible assets in Licenses and Authorizations and a goodwill of R$621, representing the anticipated future economic benefit of synergies resulting from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

Since the acquisition date, Porto has not contributed to the consolidated information with revenues and has contributed with a loss of R$1,440.

PetroChoice

On May 23, 2022, the subsidiary Millennium Moove Corp acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries ("PetroChoice"), a Delaware, U.S.A.-based limited liability company and owner of all outstanding shares of the acquired capital stock.

The entities specialize in comprehensive solutions for lubrication and contamination control, serving a wide range of needs and industries. The acquisition is part of Moove's strategic expansion plan, which aims to foster synergies in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities with other regions already active, replicating the group's management, strategy and sales model.

83

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

PetroChoice's consolidated financial statements were prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) issued by the Financial Accounting Standards Board (“FASB”). In these financial statements, differences in the opening balance between these policies and accounting standards adopted in Brazil and in the IFRSs have been adjusted for equity accounting and consolidation. The Company identified adjustments to the goodwill and lease accounts during the evaluation.

The Company recorded inventory, fixed assets and intangible assets at fair value of US$404,941 thousand (R$1,942,624). A goodwill value of US$83,421 thousand (R$400,196) was determined, which represents the future economic benefit anticipated from the acquisition's synergies.

The consolidated income statement includes, since the acquisition date, net income and loss of R$1,639,657 and R$7,087, respectively, generated by PetroChoice.

Tirreno

On May 31, 2022, the subsidiary CLE acquired 100% of the shares of Tirreno, a privately held company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition is intended to enhance synergies in automotive and industrial products through technology and manufacturing, distribution, and cross-selling and branding opportunities.

The Company recorded a fair value of R$83,950, consisting of brand assets, customer base, relationship with distributors, inventory and fixed assets. On the closing date, goodwill of R$1,238 was determined, which represents the future economic benefit anticipated from the acquisition's synergies.

The consolidated income statement includes, since the acquisition date, revenues and net income of R$132,623 and R$9,536, respectively generated by Tirreno.

Commit

On July 11, 2022, Compass Gás e Energia S.A. concluded the acquisition of a 51% stake in Petrobras Gás S.A. (“Gaspetro”), for R$2,097,758, paid in a single installment. Of this amount, R$468,070 refers to the acquisition of 49% of Sulgás, which is not considered a staged business combination because the Company already controlled this entity.

With the acquisition's completion, the subsidiary assumed control of the acquiree. With the acquisition, the subsidiary strengthens its commitment to act and invest in the natural gas distribution segment, thereby helping to ensure energy security, which is essential for economic growth and increased competitiveness in the regions in which it operates. Mitsui Gás e Energia do Brasil Ltda. ("Mitsui") owns the non-controlling interest of 49% of the common shares, which is measured by the proportional share of interest in identifiable net assets and recorded in the subsidiary's equity.

For each of Commit's invested and controlled distribution companies, the fair value estimate of concessions rights was computed using a regulatory weighted average cost of capital, concession term, regulatory margin, and estimated volumes.

84

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

On July 12, 2022, the change of Gaspetro's corporate name to Commit Gás e Energia S.A. ("Commit") was announced. Commit holds stakes in 18 piped natural gas distributors in several regions of the country and seeks to promote best practices for the sustainable development of the sector. Below we present the investees and their respective percentages of equity interest:

Distributors	Equity interest (%)
Subsidiary
Gas Brasiliano	100.00%

Investments in associates
Companhia de Gás do Estado do Mato Grosso do Sul (“MSGás”)	49.00%
Companhia Potiguar de Gás (“Potigás”)(i)	83.00%
Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)(ii)	49.00%
CEG Rio S.A. (“CEG Rio”)	37.41%
Gás de Alagoas S.A. (“Algás”)	41.50%
Companhia de Gás da Bahia (“Bahiagás”)	41.50%
Companhia de Gás do Ceará (“Cegás”)	41.50%
Companhia Paranaense de Gás (“Compagás”)	24.50%
Companhia Pernambucana de Gás (“Copergás”)	41.50%
Companhia de Gás do Amapá (“Gasap”)	37.25%
Companhia de Gás do Piauí (“Gaspisa”)	37.25%
Companhia Paraibana de Gás (“PBGás”)	41.50%
Cia Rondoniense de Gás (“Rongás”)	41.50%
Sergipe Gás S.A. (“Sergás”)	41.50%
Companhia de Gás de Santa Catarina (“SCGás”)	41.00%
Companhia Brasiliense de Gás (“CEBGás”)	32.00%
Agência Goiana de Gás Canalizado S.A. (“GoiasGás”)	30.46%
(i)	The interest of 83% refers to the total shares (ordinary and preferred) even though the subsidiary does not control investee Potigás, as the State of Rio Grande do Norte owns 51% of the common shares with voting rights, while Commit holds 49%.
(ii)	The subsidiary Compass Um Participações S.A. owns the remaining 51% of this entity.

The fair value of the assets acquired and liabilities assumed was R$2,627,213, comprised mainly by investment and intangible assets. The concession right of the subsidiary Gás Brasiliano was determined based on the existing concession agreement including the deadline extension. The fair value related to the concession rights of non-controlled investees was allocated as part of the investment and will be amortized in accordance with each investee’s concession agreement including potential extensions.

Since the date of acquisition, Commit has generated revenues and net income totaling R$644,442 and R$219,577, respectively, according to the consolidated income statement.

Terras

The Purchase and Sale Agreement for the acquisition of agricultural property management companies (“Janus”, “Tellus”, “Duguetiapar” e “Gamiovapar” or "Acquired") was executed by Cosan on September 30, 2022. The conditions precedent stipulated in the purchase and sale agreements were met on October 20, 2022.

85

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The corporate reorganization was the only condition precedent applicable only to Tellus. As part of this restructuring, part of the agricultural properties belonging to Tellus were contributed to the companies Duguetiapar Empreendimentos e Participações S.A. (or “Duguetiapar”) and Gamiovapar Empreendimentos e Participações S.A. (or “Gamiovapar”).

Cosan increased its stake by 12.40%, from 7.60% to 20% (considering a direct stake of 19.57%; and an indirect stake of 0.43%).

Cosan holds a 20% economic interest and rights through shareholders' agreement, as follows: (i) majority of seats on the Board of Directors; (ii) decision-making power over the relevant activities of the acquired companies. As a result of the acquisition of additional interest and amendments to the shareholders' agreements, the Company obtained control over these entities.

The net acquisition price of the acquired companies was R$1,007,634, in five annual installments of R$201,526 adjusted by the SELIC. The first installment, totaling R$202,861, was paid on October 20, 2022, of which R$1,334 was adjusted by the SELIC.

The Company, through independent consultants, assessed the fair value of all assets acquired and liabilities assumed in the opening balance sheet. Based on this assessment, no differences were identified between the fair value and the book value.

On the acquisition date, the shareholders' equity interest of the acquired companies was R$7,542,815, and their share capital was composed by: (i) Cosan, Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for Tellus, Gamiovapar and Duguetiapar; and (ii) Cosan, Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for Janus.

a)      Bargain purchase gain

This business combination resulted in gain on a bargain purchase because the fair value of the assets acquired and the liabilities assumed exceeded the total fair value of the consideration paid. The fair values of the acquired assets were mainly impacted by the appreciation of agricultural properties between the base date of negotiation and the closing of the acquisition.

The Company also recognized the amount as a gain and recorded it under “other operating income, net” in the income statement for the year and was included in the Cosan Investiments segment. The effects of this gain are shown as follows:

	Janus	Tellus	Gamiovapar	Duguetiapar	Total
Shareholders’ equity	4,976,443	3,229,044	622,306	95,228	8,923,021
Acquired interest (%)	12.40%	12.40%	12.40%	12.40%	12.40%
Acquired interest	617,125	400,789	77,241	11,820	1,106,974
Transferred consideration	567,901	363,211	66,500	10,022	1,007,634
Bargain purchase gain	49,224	37,578	10,741	1,798	99,341
Income tax and social contribution	(16,736)	(12,777)	(3,652)	(611)	(33,776)

86

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company added the amount to its income tax and social contribution tax base. However, it did not generate a balance of tax payable since there was an accumulated balance of tax losses and a negative basis for CSLL in the current year that absorbed this gain.

Since the date of acquisition, the acquired companies have contributed R$576,851 in revenue and R$18,462 in net income to the Company.

8.3. NON-CONTROLING SHAREHOLDERS’ EQUITY INTEREST

Accounting policy:

Transactions with non-controlling equity interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with owners in their capacity as owners.

The summarized financial information for each subsidiary with relevant non-controlling equity interests is provided below. The amounts disclosed for each subsidiary are prior to intercompany eliminations.

	Number of shares in the investee	Non-controlling shareholders’ shares	Non-controlling shareholders’ equity interest

Tellus Brasil Participações S.A.	133,064,584	52,960,392	80.43%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.43%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	1,409,865	80.43%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	5,093,776	80.43%
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	58.55%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	58.55%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	58.55%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	58.55%
Nova Amaralina S.A.	30,603,159	15,301,580	58.55%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	58.55%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	58.55%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	58.55%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Commit Gás S.A.	110,993	54,387	49.00%
Sinlog Tecnologia em Logística S.A.	108,567	46,164	42.52%
Cosan Lubes Investments S.A.	34,963,764	10,489,129	30.00%
Cosan Nove Participações S.A.	7,663,761,734	2,062,583,640	26.91%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Comgás	132,520,587	1,139,210	0.86%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%

The following table provides a summary of information pertaining to each of the Company's subsidiaries that hold non-controlling equity interests, prior to any intra-group elimination:

87

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Balance as of January 1, 2022	Equity income	Change of equity interest in subsidiary	Asset valuation adjustment	Dividends	Capital increase(i)	Acquisition of non-controlling interests	Business combination (Note 8.2)	Others	Balance as of December 31, 2022

Comgás	28,466	14,881	—	—	(16,926)	—	—	—	730	27,151
Sulgás	—	6,466	—	—	(26,701)	—	(888,450)	908,883	(198)	—
Commit Gás S.A.	—	107,593	—	—	(64,435)	—	—	2,015,493	—	2,058,651
Compass Gás e Energia	761,432	221,871	(78)	3,197	(201,024)	—	—	—	(2,815)	782,583
Rumo S.A.	10,527,777	357,642	(21,358)	2061	(89,194)	—	—	—	20,218	10,797,146
Sinlog Tecnologia em Logística S.A.	6,549	(7,677)	16,039	—	—	—	—	—	—	14,911
Cosan Limited Partners Brasil	14	(5)	—	—	—	—	—	—	—	9
Cosan Lubes	683,143	145,981	—	(127,123)	—	—	—	—	—	702,001
Payly	2,602	(1,626)	—	—	—	—	—	—	(976)	—
Cosan Nove Participações S.A.	—	53,353	(1,416,657)	10,070	(12,434)	4,115,000	—	—	(115,022)	2,634,310
Cosan Dez Participações S.A.	—	14,965	(2,592,096)	5,073	(3,540)	4,000,000	—	—	(121,741)	1,302,661
Janus Brasil Participações S.A.	—	(10,971)	—	—	—	—	(196,857)	3,981,107	—	3,773,279
Tellus Brasil Participações S.A.	—	8,531	—	—	—	—	(7,508)	2,583,035	—	2,584,058
Gamiovapar Empreendimentos e Participações S.A.	—	2,900	—	—	—	—	4,975	497,806	—	505,681
Duguetiapar Empreendimentos e Participações S.A.	—	(788)	—	—	—	—	(4,534)	76,179	—	70,857
Radar II Propriedades Agrícolas S.A.	—	246,698	—	108	(124,858)	—	—	—	756,931	878,879
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	(20,516)	—	—	—	198,579	212,065
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	(50,267)	—	—	—	319,039	365,807
Nova Amaralina Propriedades Agrícolas S.A.	—	8,000	—	—	(31,444)	—	—	—	25,485	2041
Nova Santa Bárbara Agrícola S.A.	—	53,686	—	—	(5,041)	—	—	—	152,744	201,389
Terras da Ponte Alta S.A.	—	39,890	—	—	(16,778)	—	—	—	50,309	73,421
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	(27,222)	—	—	—	126,402	157,784
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	(23,319)	—	—	—	137,079	160,553
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	(66,151)	—	—	—	199,327	210,995
Violeta Fundo de Investimento Multimercado	2,119,102	69,200	(107,359)	11,143	(132,885)	—	—	—	(1,959,201)	—
	14,129,085	1,644,843	(4,121,509)	(95,471)	(912,735)	8,115,000	(1,092,374)	10,062,503	(213,110)	27,516,232

(i)	The Board of Directors approved, on December 23 and 28, 2022, the execution of an investment agreement and other covenants signed with Banco Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A (“Itaú”) regulating the general terms and conditions for the entry of financial institutions as minority shareholders in the shareholding structure of the subsidiaries Cosan Dez and Cosan Nove respectively. With the completion of the transaction, the financial institutions became holders of all preferred shares issued by Cosan Dez and Cosan Nove and Cosan remained the holder of 100% of the common shares issued by the subsidiaries. With the result of the operation, Cosan now holds, directly and indirectly, 67.58% of the total share capital of Compass and 33.63% of the share capital of Raízen. It should be noted that the rights and obligations of Cosan and the financial institutions, as shareholders of Cosan Dez and Cosan Nove, were disciplined by means of a shareholders and investment agreement entered between the parties.
88

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company has a call option for all preferred shares acquired by minority shareholders, which may be exercised under the following conditions:

i. Bradesco: in the period of the 3rd year and the 10th year counted from the signing of both transactions or at any time, in the event of (a) a material adverse effect; or (b) non-compliance with the lock-up or the preemptive right.

ii. Itaú: in the period of the 3rd year and the 10th year counted from the signature or up to the 10th year counted from the signature in case of (a) alteration of the current legislation that imposes taxation on the dividends distributed to the preferred shares; (b) any materially false statement or guarantee provided by Itaú; or (c) noncompliance with foreseen material obligations, provided that it is not remedied within a period of 30 days.

The measurement of the fair value of these instruments is based on unobservable data, since the purchase price, if incurred by the Company, is calculated on the updated value of the shareholder's investment minus the updated net income received. Minority shareholders do not hold the put option, and the equity risk of the minority shareholders' investment depends on whether or not the parent company exercises its call option.

	Balance as of January 1, 2021	Equity income	Change of equity interest in subsidiary	Asset valuation adjustment	Dividends	Capital increase	Business combination	Others	Balance as of December 31, 2021

Comgás	24,729	17,524	—	625	(14,184)	—	—	(228)	28,466
Compass Gás e Energia	32,880	74,390	(1,505,311)	7,698	(97,187)	2,250,015	—	(1,053)	761,432
Rumo S.A.	—	28,534	(318,323)	905	(31,231)	—	10,831,204	16,688	10,527,777
Sinlog Tecnologia em Logística S.A.	—	(3,539)	4,904	—	—	541	4,643	—	6,549
Cosan Limited Partners Brasil	—	(104)	(169)	—	—	—	287	—	14
Cosan Lubes	582,283	87,823	—	13,037	—	—	—	—	683,143
TTA	15,834	2001	(16,822)	(1,013)	—	—	—	—	—
Payly	2,423	(1,571)	—	—	—	1,750	—	—	2,602
Violeta Fundo de Investimento Multimercado	—	22,502	—	900	(19,854)	—	—	2,115,554	2,119,102
	658,149	227,560	(1,835,721)	22,152	(162,456)	2,252,306	10,836,134	2,130,961	14,129,085

89

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Summarized balance sheet:

	Compass(i)		Cosan Dez(i)		Cosan Nove		Comgás		Moove		Rumo		Cosan Investimentos
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Current
Assets	—	1,929,639	2015	—	2,721	—	4,810,931	4,148,735	1,777,104	1,327,472	2,474,218	1,161,027	784,813	147,662
Liabilities	—	(28,374)	(126,916)	—	(169,079)	—	(3,844,998)	(4,538,385)	(1,341,106)	(755,995)	(852,071)	(760,522)	(638,804)	(50,038)
Current net assets	—	1,901,265	(124,901)	—	(166,358)	—	965,933	(389,650)	435,998	571,477	1,622,147	400,505	146,009	97,624

Non-current
Assets	—	4,453,679	5,738,715	—	9,954,431	—	7,853,180	8,122,763	2,204,878	1,946,181	20,971,764	21,568,088	14,251,017	4,337,142
Liabilities	—	(10,296)	—	—	—	—	(7,798,360)	(6,627,895)	(1,208,604)	(229,802)	(7,402,742)	(7,173,172)	(208,987)	(196,562)
Non-current net assets	—	4,443,383	5,738,715	—	9,954,431	—	54,820	1,494,868	996,274	1,716,379	13,569,022	14,394,916	14,042,030	4,140,580
Shareholders’ equity	—	6,344,648	5,613,814	—	9,788,073	—	1,020,753	1,105,218	1,432,272	2,287,856	15,191,169	14,795,421	14,188,039	4,238,204

(i)                  On December 23, 2022, Cosan contributed the investment it held in Compass Gas and Energy to Cosan Dez.

Summarized income statements and other comprehensive income:

	Compass		Cosan Dez		Cosan Nove		Comgás		Moove		Rumo		Cosan Investimentos
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Net revenue	—	—	—	—	—	—	17,414,153	11,709,713	3,842,981	2,608,680	984,597	772,714	222,328	31,502
Income before taxes	—	1,710,947	64,496	—	194,522	—	2,113,698	2,274,269	485,729	310,500	633,164	198,239	4,059,326	49,218
Income tax and social contribution	—	14,164	—	—	—	—	(302,219)	(155,148)	11,665	(15,742)	(118,224)	(47,701)	1,027,986	(4,215)
Result for the year	—	1,725,111	64,496	—	194,522	—	1,811,479	2,119,121	497,394	294,758	514,940	150,538	5,087,312	45,003
Other comprehensive results	—	—	—	—	—	—	25,058	—	—	—	2,961	—	—	—
Total comprehensive results	—	1,725,111	64,496	—	194,522	—	1,836,537	2,119,121	497,394	294,758	517,901	150,538	5,087,312	45,003

Attributable comprehensive income to non-controlling shareholders	—	207,012	14,965	—	52,353	—	15,788	18,217	149,218	88,427	360,776	104,850	681,889	22,502
Dividends paid	—	982,752	—	—	—	—	1,872,731	1,649,653	150,000	—	35,733	—	1,255,881	—

Summarized cash flow statement:

	Compass		Cosan Dez		Cosan Nove		Comgás		Moove		Rumo		Cosan Investimentos
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Cash (generated (used in) in operating activities	—	(44,974)	3	—	two	—	3,439,489	2,539,222	292,204	95,461	145,654	(15,679)	193,099	21,690
Cash (generated (used in) in investing activities	—	(26,764)	—	—	(19,217)	—	(646,720)	(1,025,104)	(41,004)	77,742	2,467,567	(1,469,750)	(6,617)	49,227
Cash generated (used in) in financing activities	—	1,265,679	2011	—	21,936	—	(2,443,161)	(2,202,275)	(197,994)	(13,766)	(1,235,688)	714,115	(189,917)	(15,650)
Reduction of cash and cash equivalents	—	1,193,941	2014	—	2,721	—	349,608	(688,157)	53,206	159,437	1,377,533	(771,314)	(3,435)	55,267
Cash and cash equivalents at the beginning of the year	—	232,819	—	—	—	—	891,650	1,610,548	761,698	492,619	791,802	1,568,667	55,267	—
Effect of FX variation on the cash balance and cash equivalents	—	(13,898)	—	—	—	—	—	(30,741)	—	109,642	—	(5,551)	—	—
Cash and cash equivalents at the end of the year	—	1,412,862	2014	—	2,721	—	1,241,258	891,650	814,904	761,698	2,169,335	791,802	51,832	55,267

90

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

9. INVESTMENT IN JOINT VENTURE

Accounting policy:

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company, through its subsidiary Cosan Nove, has an investment in a joint venture shown in the balance sheet as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the income statement, comprehensive income statement and shareholder’s equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the entire book value of the investment (including goodwill) is tested for impairment in accordance with CPC 01/IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its book value.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with CPC 31/IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Changes in investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by investor	4,557,597,117
Ownership percentage (directly and indirectly)	33.63%

Balance as of January 1, 2021	7,988,208
Equity income	4,590,631
Asset valuation adjustment	(349,177)
Interest on equity	(222,798)
Dividends	(1,070,201)
Balance as of December 31, 2021	10,936,663
Equity income	(92,179)
Asset valuation adjustment	1,053,226
Dividends(i)	(676,354)
Balance as of December 31, 2021	11,221,356
(i)	Amount proposed and allocated within this period. During the year ended December 31, 2022, previously allocated dividends and interest on equity were paid, totaling R$517,233 and R$657,538 were constituted and paid within the year, totaling R$1,174,771.
91

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

On May 1, 2022, Raízen concluded the acquisition of all the shares representing the share capital of Neolubes Indústria de Lubrificantes Ltda. (“Neolubes”). The contract provided for certain price adjustments after the transaction, which were signed and concluded between Raízen and the sellers on September 13, 2022. The transaction resulted in the recognition of gain on advantageous purchase, preliminarily, of R$263,051, which impacted the Company's equity income in the amount of R$116,190.

Pursuant to the terms of the joint venture agreement - Raízen, the Company is liable for certain lawsuits and escrow deposits that existed prior to its incorporation, as well as tax installments under the terms of the tax amnesty and refinancing programs reported under “Other taxes payable”. In addition, Cosan granted Raízen access to a line of credit (stand-by) of US$350,000 thousand, unused as of December 31, 2022.

The joint venture’s statement of financial position and income statement are disclosed in Note 4 – Information by segment.

As of December 31, 2022, the Company was in compliance with the covenants of the agreement that governs the joint venture.

10. FIXED ASSETS, INTANGIBLE ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

  Accounting policy:

  Reduction to recoverable value

  The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without taking into account an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

  The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

  The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the balance sheet. No plausible change to a central premise would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

92

  10.1.                FIXED ASSETS

  Accounting policy:

  Identification and evaluation

  Cost, less accumulated depreciation and any accumulated impairment losses, is used to value fixed assets.

  Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

  Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

  Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the book value of fixed assets less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

  Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

  Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	4% - 5%
Machines, equipment and installations	8% - 11%
Furniture and utensils	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent railways	3% - 4%
IT equipment	20%
Others	10% - 20%

93

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  a)      Reconciliation of book value

	Consolidated							Parent company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2021	262,442	289,852	—	—	53,423	135,851	741,568	81,529
Corporate reorganization	1,357,217	1,152,944	6,720,454	7,530,328	3,146,532	374,622	20,282,097	4,073
Additions	265	7,678	743	6,501	3,253,054	797	3,269,038	3,175
Business combination	—	—	—	—	—	41	41	—
Write-offs	(81)	(36,189)	(111,092)	(758)	—	(86,027)	(234,147)	(1,721)
Transfers	375,660	552,617	1,128,784	1,218,930	(3,208,495)	12,812	80,308	(5,650)
Balance conversion effect	5,662	7,712	—	—	139	3,646	17,159	—
Balance as of December 31, 2021	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406
Business combination (Note 8.2)	310,730	227,257	—	—	133,474	163,427	834,888	—
Additions	5,442	12,208	772	11,120	3,387,758	(2,253)	3,415,047	1,636
Write-offs	(3,368)	(15,368)	(61,536)	(52)	(9,024)	(52,056)	(141,404)	(608)
Transfers (ii)	182,504	141,379	316,211	1,650,431	(2,419,014)	32,921	(95,568)	(340)
Balance conversion effect	35,544	131,160	—	—	684	142,215	309,603	—
Write-off due to sale of investment	(396,614)	(528,452)	—	—	(23,444)	(5,043)	(953,553)	—
Balance as of December 31, 2022	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094

Depreciation amount
Balance as of January 1, 2021	(101,956)	(162,437)	—	—	—	(60,179)	(324,572)	(20,070)
Corporate reorganization	(415,398)	(579,129)	(2,561,600)	(2,647,648)	(13,379)	(27,699)	(6,244,853)	(1,349)
Additions	(78,080)	(181,359)	(444,431)	(465,586)	—	(27,852)	(1,197,308)	(7,988)
Write-offs	3,922	35,165	103,360	196	—	82,574	225,217	1,008
Transfers	(24,461)	9,549	60,621	(2,603)	—	(176)	42,930	—
Balance conversion effect	(2,645)	(4,331)	—	—	—	(1949)	(8,925)	—
Balance as of December 31, 2021	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
Additions	(73,712)	(187,599)	(566,999)	(670,921)	—	(66,064)	(1,565,295)	(8,058)
Write-offs	—	8,170	51,591	8	—	53,031	112,800	407
Transfers (ii)	(16,135)	26,732	139	23,931	—	(514)	34,153	—
Balance conversion effect	(22,244)	(120,943)	—	—	—	(127,215)	(270,402)	—
Write-off due to sale of investment	208,661	406,945	—	—	—	4,008	619,614	—
Balance as of December 31, 2022	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)

Balance as of December 31, 2021	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553	53,007
Balance as of December 31, 2022	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436	46,044

  (i)       As of December 31, 2022, wagons and locomotives worth R$745,203 (R$745,203 as of December 31, 2021) were pledged as collateral for bank loans.

  (ii)      Transfers of fixed assets resulting from capitalization and other reclassifications of those assets.

94

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  b)    Capitalization of borrowing costs

  The subsidiary Rumo’s capitalized borrowing costs were R$86,614 on December 31, 2022 (R$70,609 on December 31, 2021), using an average rate of 13.25% (11.81% on December 31, 2021), while Compass capitalized R$62,365 at an average rate of 6.27% p.a. (R$7,512 and 2.78% pa in the year ended December 31, 2021).

  10.2.                INTANGIBLE ASSETS AND GOODWILL

  Accounting policy:

  a)     Goodwill

  Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 8.2). Its value is determined by deducting accumulated impairment losses from its cost.

  Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

  b)     Other intangible assets

  Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

  c)      Customer relationships

  Costs incurred in developing gas systems for new customers (including pipelines, valves, and other equipment) are considered intangible assets and amortized over the contract's term.

  The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

95

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  d)     Concession rights

  Some of the Cosan Group's subsidiaries hold public concession contracts for the gas distribution service, in which the Granting Authority controls the services provided and the price, in addition to retaining a significant stake in the infrastructure at the conclusion of the concession. During the term of these concession contracts, the right to charge users for gas delivery is granted. Consequently, the subsidiaries acknowledge this right as an intangible asset.

  Acquired or built assets underlying the necessary concession for gas distribution are amortized over the period during which the future economic benefits of the asset are anticipated to revert to the subsidiaries, or the final term of the concession, whichever comes first. This period reflects the economic useful life of each of the concession's underlying assets. This economic useful life is also used by regulatory bodies to establish the basis for calculating the tariff applicable to the provision of concession-eligible services.

  In accordance with the requirements of the regulatory body, the straight-line method is used to recognize amortization, which reflects the expected pattern for the use of future economic benefits over the useful life of the assets comprising the infrastructure.

  The amortization of assets ceases when the respective asset is fully utilized or written off, whichever occurs first, at which point it is removed from the tariff calculation basis for the provision of concession services.

  e)      Rumo’s concession rights

  Rumo's concession rights resulting from the business combination with Rumo Malha Norte were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

  f)       Port authorization and license

  The subsidiary TUP possesses a license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose. Given this entity's core activity, the Company allocated a significant portion of the purchase price to this authorization, which is classified as an intangible asset with an indefinite useful life.

  g)     Subsequent expenses

  Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

  h)     Amortization

  Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

  At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

96

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

	Consolidated							Parent Company
	Goodwill	Concession Right	Licenses	Brands and patents	Customer Relationships	Others	Total	Total
Cost
Balance as of January 1, 2021	977,307	10,758,762	—	63,408	1,029,212	311,562	13,140,251	15,462
Corporate reorganization	111,413	8,017,957	343,348	—	—	235,724	8,708,442	—
Additions	24,696	765	35,834	—	155,469	2,286	219,050	292
Write-offs	(224)	(169,815)	—	—	(44)	(3,828)	(173,911)	(38)
Transfers	—	1,008,855	—	—	394,949	(40,052)	1,363,752	15
Balance conversion effect	19,625	—	—	3,232	24,481	3,361	50,699	—
Balance as of December 31, 2021	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283	15,731
Additions	10,031	—	2,605	—	113,497	16,622	142,755	835
Business combination (Note 8.2)	402,055	2,508,558	436,594	98,382	1,062,832	388	4,508,809	—
Write-offs	—	(57,723)	—	—	(19)	579	(57,163)	—
Transfers (i)	—	837,788	(1,911)	—	(6)	61,295	897,166	340
Balance conversion effect	(21,909)	—	771	(1,099)	47,613	(2,110)	23,266	—
Write-off due to sale of investment	(62,922)	(5,403)	(317,148)	—	—	(26,169)	(411,642)	—
Balance as of December 31, 2022	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	28,411,474	16,906

Amortization amount
Balance as of January 1, 2021	—	(2,333,680)	—	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)
Corporate reorganization	—	(1,144,572)	(157,411)	—	—	(164,684)	(1,466,667)	—
Additions	—	(568,150)	(9,876)	—	(116,860)	(35,017)	(729,903)	(694)
Write-offs	—	152,236	—	—	114	3,828	156,178	38
Transfers	—	(16,093)	—	—	(395,202)	30,208	(381,087)	—
Balance conversion effect	—	—	—	—	(7,363)	(2,988)	(10,351)	—
Balance as of December 31, 2021	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)	(13,927)
Additions	—	(773,765)	(8,879)	—	(164,843)	(35,667)	(983,154)	(732)
Write-offs	—	25,658	—	—	1	(155)	25,504	—
Transfers (i)	—	—	—	—	—	(60)	(60)	—
Balance conversion effect	—	—	(771)	—	22,956	(2,838)	19,347	—
Write-off due to sale of investment	—	5,403	157,743	—	—	12,470	175,616	—
Balance as of December 31, 2022	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	(6,289,532)	(14,659)

Balance as of December 31, 2021	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498	1,804
Balance as of December 31, 2022	1,460,072	18,246,781	480,899	154,722	1,657,490	121,978	22,121,942	2,247

  (i)              The total of transfers also includes R$35,057 in intangible assets reclassified to financial assets.

97

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  a)      Amortization methods and useful lives

Intangible assets (except goodwill)	Annual amortization rate	12/31/2022	12/31/2021
Concession rights
Compass (i)	During the concession period and extension	11,614,163	8,953,495
Rumo (ii)	1.59%	6,632,618	6,752,770
		18,246,781	15,706,265
Licenses
Port operation license	3.70%	44,305	211,895
Licenses and authorizations(iii)	Indefinite	436,594	—
		480,899	211,895
Brands and patents:
Comma	Indefinite	47,929	57,439
PetroChoice (iii)	Indefinite	104,354	—
Tirreno (iii)	Indefinite	2,439	—
		154,722	57,439
Customer relationships:
Compass	20.00%	285,423	276,811
Moove (iii)	5% to 30%	1,367,493	297,286
Others	20.00%	4,574	1,362
		1,657,490	575,459
Others
Software license	20.00%	65,108	46,770
Others	20.00%	56,870	50,853
		121,978	97,623

Total		20,661,870	16,648,681

(i)	Intangible assets of the public gas distribution service concession, representing the right to charge users for the supply of gas, consisting of: (i) concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the railway concession contract held by Rumo. The amount will be amortized until 2079, when the concession will expire.
(iii)	Authorization for: (i) installation of port terminal activities; and operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids. See Note 8.2.

98

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  b)   Goodwill paid for expected future profitability and intangibles with an indefinite useful life

  Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	12/31/2022			12/31/2021
	Goodwill	Brands and patents	Licenses and authorizations	Goodwill	Brands and patents

UGC Moove	1,296,266	154,722	—	916,742	57,439
UGC Compass	100,192	—	—	94,891	—
UGC Rumo	37,529	—	—	100,451	—
UGC Cosan Investimentos	26,058	—	436,594	20,733	—
	1,460,072	154,722	436,594	1,132,817	57,439

  In general, future cash flow projections for the Company assume growth rates of 2.7% (3% in 2021), which are neither higher nor greater than the long-term average growth rates for the sector and country in particular.

  To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 10.1% and 24.8% (between 8.3% and 12.2% in 2022).

  The main assumptions for the first part of the financial model consider inflation and GDP by region where the UGC is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are: risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

  Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

  The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.50%
Inflation (BR)	3.87%
Inflation (US)	2.30%
Inflation (UK)	2.56%
Country risk premium (BR)	5.19%
Country risk premium (UK)	1.03%
Country risk premium (ARG)	20.71%
Market risk premium	5.11%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%

99

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

  During the year ended December 31, 2022, the Company did not identify any additional indicators of impairment, so no impairment test was required for tangible and intangible assets with defined useful lives. Consequently, no impairment expense was recorded for goodwill and assets with indefinite and definite useful lives on December 31, 2022 and 2021.

  10.3.               CONTRACT ASSET

  Accounting policy

  Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The indirect affiliate Comgás reassesses the useful life, and whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12 - Concession Agreements.

	Compass	Moove	Total
Cost value:
Balance as of December 31, 2020	686,690	9,248	695,938
Additions	1,020,176	37,203	1,057,379
Write-offs	—	(25,439)	(25,439)
Transfer to intangible assets (i)	(1,021,896)	—	(1,021,896)
Balance as of December 31, 2021	684,970	21.012	705,982
Additions	1,217,818	10,823	1,228,641
Write-offs	—	(25,156)	(25,156)
Business combination (Note 8.2)	87,735	—	87,735
Transfer to intangible assets (i)	(880,188)	1,701	(878,487)
Balance as of December 31, 2022	1,110,335	8,380	1,118,715

  (i)                  Included in the amount of transfers is a portion of the intangible asset that was reclassified as a financial asset.

  During the year ended December 31, 2022, R$109,265 were added to internally generated intangible assets (R$83,046 in the year ended December 31, 2021).

100

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  a)    Investment commitments (unaudited)

  The indirect subsidiary Comgás assumed commitments in its concession contract for investments (expansion, improvements, and maintenance) to be carried out during the estimated concession period until 2049. In addition to investments in administrative support, the investment values for expansion projects and operational support exceed R$2,000,000, with an expected disbursement of approximately R$3,000,000.

  Considering that the concession contract provides for incentive regulation, defining an efficient business plan at each five-year cycle in light of a capital return rate defined at the time to ensure that the concessionaire is able to obtain adequate remuneration for its investments, Comgás will propose a binding regulatory plan for each tariff revision, taking into account the reality at the time and the rate of return on capital defined by the regulator.

  The other distributors do not have investment commitments to be made during the concession period.

  b)    Capitalization of borrowing costs

  During the year ended December 31, 2022, the indirect subsidiary Comgás capitalized R$70,884 at a weighted average annual rate of 12.06%p.a. (compared to R$33,829 and 8.45% in the year ended December 31, 2021).

  During the year ending December 31, 2022, the indirect subsidiary Sulgás capitalized R$217 at a weighted average rate of 4.10%p.a.

  10.4.               RIGHT-OF-USE

  Accounting policy:

  The right-of-use asset is initially measured at cost, which includes the initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date, any initial direct costs incurred by the lessee, and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease.

  The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

  The subsidiary Rumo evaluated its railway concessions within the scope of interpretation IFRIC 12 / CPC 01 Concession Contracts and, since it did not meet the terms of this interpretation, recorded its concession contracts as a right-of-use.

101

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

	Consolidated							Parent Company
	Land, buildings and improvements (i)	Machines, equipment and installations	Wagons and locomotives	Software	Vehicles	Railway and port infrastructure	Total	Total
Cost:
Balance as of January 1, 2021	94,971	15,810	—	—	—	—	110,781	31,654
Corporate reorganization	282,565	31,857	937,268	87,028	13,925	7,440,652	8,793,295	11,561
business combination	3,240	—	—	—	—	—	3,240	—
Additions	73,039	47,097	43	—	15,219	15,108	150,506	6,314
Contractual readjustments	41,663	47,960	1,299	—	41	304,213	395,176	—
Write-offs	(12,121)	(2,836)	—	—	—	—	(14,957)	—
Transfers	(230,004)	—	—	—	—	40,340	(189,664)	—
Balance conversion effect	1,530	2,561	—	—	(86)	—	4,005	—
Balance as of December 31, 2021	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382	49,529
Business combination (Note 8.2)	116,919	2,693	—	—	43	—	119,655	—
Additions	91,799	73,317	1,006	—	4,561	111,457	282,140	541
Contractual readjustments	9,008	52,972	3,480	(1,079)	1,540	155,734	221,655	3,092
Write-offs	(24,005)	(724)	—	—	(218)	(106,363)	(131,310)	(15,261)
Balance conversion effect	5,114	(2,237)	—	—	(282)	—	2,595	—
Balance as of December 31, 2022	453,718	268,470	943,096	85,949	34,743	7,961,141	9,747,117	37,901

Amortization amount:
Balance as of January 1, 2021	(19.106)	(7,451)	—	—	—	—	(26,557)	(6,845)
Corporate reorganization	(100,177)	(6,759)	(362,498)	(13,252)	(13,618)	(478,741)	(975,045)	(3,131)
Additions	(29,561)	(15,771)	(36,720)	(3,707)	(1,542)	(276,965)	(364,266)	(5,382)
Transfers	77,310	—	—	—	—	(20,930)	56,380	—
Write-offs	3,880	2,229	—	—	—	—	6,109	—
Balance conversion effect	(265)	(1,506)	—	—	35	—	(1,736)	—
Balance as of December 31, 2021	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)	(15,358)
Additions	(65,254)	(81,349)	(34,990)	(4,015)	(7,713)	(267,094)	(460,415)	(5,146)
Write-offs	6,099	710	—	—	943	20,535	28,287	5,635
Balance conversion effect	1,577	1,246	—	—	172	—	2,995	—
Balance as of December 31, 2022	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	(1,023,195)	(1,734,248)	(14,869)

Balance as of December 31, 2021	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267	34,171
Balance as of December 31, 2022	328,221	159,819	508,888	64,975	13,020	6,937,946	8,012,869	23,032

102

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  10.5.            INVESTMENT PROPERTY AND HELD FOR SALE

  Accounting policy:

  Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the date of the balance sheet, with changes recorded in the income statement. Revenue from the sale of agricultural properties is not recognized in income until I the sale is complete, (ii) the Company determines that payment by the buyer is probable, (iii) the revenue can be reliably measured, and (iv) the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property. The gains from the sale of agricultural properties are reported as net income on the income statement, while the costs are reported as cost of properties sold.

  The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3). In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – “ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data. On December 31, 2022, discount rates range between 11.20%p.a. and 13.75%p.a. (6.5%p.a. and 9%p.a. on December 31, 2021).

  The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

  The Company classifies noncurrent assets (primarily agricultural investment properties from the Cosan Investimentos segment) and divestment groups as held for sale if their carrying amounts are recovered primarily through a sale transaction as opposed to continued use. Noncurrent assets and divestment groups classified as held for sale (with the exception of investment properties measured at fair value) are recorded at the lower of carrying amount and fair value less selling costs. Costs to sell are the incremental costs directly attributable to the sale of an asset (divestment group), excluding financial and income tax expenses.

  The criteria for classification as held for sale are satisfied only when the sale is highly probable and the asset or group to be disposed of is immediately available for sale in its current state. The actions required to close the sale must indicate that it is unlikely that significant changes will be made or that the decision to sell will be reversed. The management must be committed to the asset sale plan, and the sale must be completed within one year of the classification date.

  Investment properties held for sale continue to be measured at fair value. In the balance sheet, assets and liabilities classified as held for sale are presented separately.

103

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  Below are the balances of investment properties:

	Investment Properties	Properties held for sale	Total
Balance as of January 1, 2021	—	—	—
Business combination	3,875,752	—	3,875,752
Changes to the fair value of investment properties	17,116	—	17,116
Others	(6,172)	—	(6,172)
Balance as of December 31, 2021	3,886,696	—	3,886,696
Changes to the fair value of investment properties	1,311,691	—	1,311,691
Business combination (Note 8.2)	9,209,626	268,385	9,478,011
Additions	17,477	—	17,477
Transfers	(322,430)	322,430	—
Sale of agricultural properties intended for sale	—	(550,432)	(550,432)
Balance as of December 31, 2022	14,103,060	40,383	14,143,443

Current	—	40,383	40,383
Non-current	14,103,060	—	14,103,060
	14,103,060	40,383	14,143,443

  11. COMMITMENTS

  Commitments with supply contracts

  Taking into account the current gas supply contracts, the subsidiaries have total financial commitments with a present value of R$ 12,964,677, which includes the minimum established in the contract for both commodities and transport and expires in December 2027.

  12. CONCESSIONS PAYABLE AND COMMITMENTS

  Accounting policy:

  This account contains the balance of lease payments at issue in disputes with the granting authority. Upon transfer from the "lease liabilities" account, the initial registration is completed at the value of the installment at maturity. These values are then adjusted using the SELIC rate.

  In this account, balances are maintained in installments with the Granting Authority. The initial registration is for the balance owed following the resolution of the dispute. These values are then adjusted using the SELIC rate.

  Balances payable for granted concession rights ("Concessions and Grants"), initially recorded as a counterpart to intangible assets, are also recorded in this account (Note 10.2). The following measurement is performed at the effective rate.

104

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

	12/31/2022	12/31/2021
Disputed lease and concession:
Rumo Malha Paulista S.A.	37,842	55,170
Rumo Malha Oeste S.A.	1,957,149	1,747,233
	1,994,991	1,802,403
Lease installment:
Rumo Malha Paulista S.A.	1,138,076	1,145,450
	1,138,076	1,145,450
Concessions and grants:
Rumo Malha Sul S.A.	81,112	85,713
Rumo Malha Paulista S.A.	118,655	20,682
Rumo Malha Central S.A.	18,576	-
	218,343	106,395
Total	3,351,410	3,054,248
Current	256,759	160,771
Non-current	3,094,651	2,893,477
	3,351,410	3,054,248

105

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  a)   Disputed lease and concession:

  On July 21, 2020, Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party re-bidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017 and Decree No. 9,957 of August 8, 2019. An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Union, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

  The total amount of judicial deposits related to the aforementioned cases is R$24,125 (R$21,119 on December 31, 2021).

  b)   Leases and grants within the scope of CPC 04/IFRS 16

	12/31/2022	12/31/2021
Leases:
Rumo Malha Sul	542,996	623,155
Rumo Malha Paulista	539,900	508,169
Rumo Malha Oeste	185,324	216,101
Elevações Portuárias	-	97,046
Portofer Transporte Ferroviário Ltda.	11,658	13,921
	1,279,878	1,458,392

Grants:
Rumo Malha Paulista (renewal)	732,727	590,594
Malha Central	792,374	614,410
	1,525,101	1,205,004

Total	2,804,979	2,663,396

Current	350,719	274,774
Non-current	2,454,260	2,388,622
	2,804,979	2,663,396

  c)   Investment commitments

  Typically, the sub-concession contracts to which the subsidiary Rumo, through its subsidiaries, is a party include commitments to make investments with particular characteristics during the duration of the contract. We can highlight:

(i)	The addendum for the renewal of the Malha Paulista concession, which stipulates the execution of a series of investment projects to increase capacity and reduce urban conflicts over the duration of the concession, is estimated by the agency to cost R$6,100,000 (updated until December 2017). Of this amount, approximately R$3,000,000 represents obligations, of which 22% had been physically executed as of the date of the balance sheet.
(ii)	The Malha Central sub-concession agreement stipulates fixed-term investments (one to three years from the date of the agreement's signing), estimated by ANTT to be worth R$645,573. The physical execution of the contract's projects reached 76% on December 31, 2022 (65% on December 31, 2021).

  Due to the sale of the stake in EPSA (Note 1.2.8), the concession agreement for which it is responsible is no longer included in the Company's consolidated financial statements for the year ended December 31, 2022.

106

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  13. OTHER TAXES PAYABLE

  Accounting policy:

  The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes on its activities that do not generally represent an expense.

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax debts installments	202,140	194,228	208,760	200,664
ICMS	43	—	271,688	278,351
COFINS	48,982	48,229	246,501	88,214
PIS	2,579	8,530	43,524	15,082
Social Security charges	29,416	22,293	42,186	34,215
IRRF	—	—	14,553	11,024
Others	6,676	3,099	86,517	55,559
	289,836	276,379	913,729	683,109

Current	141,216	134,956	760,041	536,220
Non-current	148,620	141,423	153,688	146,889
	289,836	276,379	913,729	683,109

  The following is the maturity schedule for amounts due under non-current liabilities:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
from 13 to 24 months	1,599	3,654	2,255	4,370
from 25 to 36 months	—	798	656	1514
from 37 to 48 months	—	—	656	716
49 to 60 months	—	—	656	716
over 60 months	147,021	136,971	149,465	139,573
	148,620	141,423	153,688	146,889

107

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  14. INCOME TAX AND SOCIAL CONTRIBUTION

  Accounting policy

  The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

  a)    Current tax

  It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the balance sheet, as well as any adjustments to tax payable in respect of prior years.

  b)    Deferred tax

  Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

  The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the balance sheet.

  If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

  c)    Tax exposure

  In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

  d)    Recoverability of deferred income tax and social contribution

  When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company does not depend on taxable income projections. When it is unlikely that a portion or all of the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

  The Company and its subsidiaries adhere to both the letter and spirit of the tax laws and regulations of the countries in which they conduct business, being committed to good tax practices. They are also committed to the practice of transfer pricing that respects the principles of full competition and the rules defined by the tax legislation of the jurisdictions in which they operate, with transparency of operations, business ethics, and no use of practices that result in an artificial reduction in taxation.

108

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  a)   Income tax and social contribution expenses reconciliation

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Income before income tax and social contribution	87,829	5,495,300	2,702,471	5,900,023
Income tax and social contribution at nominal rate (34%)	(29,862)	(1,868,402)	(918,840)	(2,006,008)

Adjustments for calculating the effective rate
Equity income (i)	1,232,820	2,364,014	139,185	1,734,521
Result of companies abroad	(28,539)	(7,880)	(16,973)	(40,172)
Operating profit	—	—	197,307	134,245
Share-based payment transactions	(73)	450	(73)	450
Interest on equity	(66,544)	(55,052)	(26,058)	(72,804)
Permanent differences (donations, gifts, etc.)	—	—	(13,788)	(28,083)
Unrecognized tax losses and temporary differences	—	—	(228,579)	(160,126)
ICMS benefit - extemporaneous (ii)	—	—	345,067	290,745
ICMS benefit - current year (iii)	—	—	242,694	118,107
Difference of tax rate	—	—	446,293	5,577
Goodwill amortization effect	—	—	1,271	1,059
Amortization of effects on the formation of the JV (iv)	32	402,571	—	402,571
Others (v) (vi)	(30,837)	(207,785)	(71,205)	70,671
Selic on indebtedness	11,206	—	22,103	—
Income tax and social contribution (current and deferred)	1,088,203	627,916	118,404	450,753

Effective rate - %	(1,239.00)%	(11.43)%	(4.38)%	(7.64)%

(i)	Equity income of R$129,792 represents the amortization of Raízen's capital gain, which is considered a temporary difference.
(ii)

  During the year ended December 31, 2022, the indirect subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 272,593 (R$240,251 principal and R$32,342 interest), used to offset against IRPJ, CSLL, PIS and COFINS payable overdue in the year, related to overpayments of IRPJ and CSLL, due to the non-taxation of the benefit of reducing the ICMS tax base in the State of São Paulo from 12% to 15% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62,399/2016, in the years 2017, 2018 and 2019, when this benefit was not computed in the calculation of the IRPJ and CSLL owed by the Company. The Company recognized these credits based on its best understanding of the subject, which was supported by the opinion of its external legal counsel, which considered all applicable case law. In addition, the Company considered all current accounting rules, which, when analyzed collectively, did not indicate any other accounting effect to be recognized.

(iii)	Beginning January 1, 2021, the subsidiary Comgás changed its tax procedure by excluding the benefit of reduction in the ICMS calculation base, granted by the State of São Paulo, directly from the calculation of IRPJ and CSLL for the current year.
(iv)	Reversal of deferred income tax and social contribution obligations on the amortization of capital gains due to the gain recorded in the formation of Raízen.
(v)

  During the year ended December 31, 2021, the Company reversed deferred IRPJ and CSLL totaling R$284,738 on put interest option in the investment operation involving Cosan Investimentos e Participações S.A. and the banks which are preferred shareholders, due to the liquidation of the put option.

(vi)

  Considering the effects of STF’s judgement on case RE No. 1,063,187, dated September 24, 2021, it was determined that certain financial effects related to a recovery in the event of a refund claim for excessive taxes should not form the basis of the Company's taxable income and the taxable income of its subsidiaries The total amount of credits appropriated in 2022 was of R$22,103.

109

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  b)      Deferred income tax assets and liabilities

  Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Deferred tax assets from:
IRPJ tax losses	697,179	529,834	2,244,654	1,739,847
Negative calculation base of social contribution	251,519	191,275	809,556	627,860
Temporary differences
Foreign exchange variation - Loans and financing	1,299,577	1,482,132	1,701,529	1,667,500
Provision for lawsuits	78,190	82,440	204,303	222,454
Impairment provision (Rumo Malha Oeste)	—	—	34,469	34,704
Post-employment benefit obligation	—	—	152,373	160,082
Provisions for uncertain tax credits and tax losses	—	—	31,880	21,747
Provision for non-occurrence of taxes	6,985	6,985	70,815	67,760
Share-based payment transactions	26,846	17,479	82,480	50,114
Lease	2,493	1998	167,962	189,890
Unrealized income with derivatives	—	—	674,554	—
Provisions for profit sharing	18,322	17,507	124,833	98,224
Business combination – fixed assets	—	—	36,535	24,318
Business combination – intangible assets	—	—	119,060	111,590
Selic on indebtedness	77,645	77,645	100,264	100,369
Temporary differences	196,671	179,449	581,059	342,307
Other (i)	1,607	—	507,151	232,647
Total	2,657,034	2,586,744	7,643,477	5,691,413

Deferred tax liabilities from:
Temporary differences
Useful life review	—	—	(401,926)	(350,110)
Business combination – fixed assets	—	—	(76,263)	(40,294)
Tax goodwill	—	—	(359,100)	(397,239)
Unrealized income with derivatives	(249,206)	(748,873)	(226,243)	(1,028,058)
Fair value adjustment on debts	—	—	(548,726)	(126,174)
Marketable securities	—	—	(1,150,916)	(62,593)
Investment properties	—	—	(391,382)	(100,197)
Capitalized interest	—	—	(108,616)	(44,563)
Effects on the formation of joint ventures	(106,254)	(602,673)	(106,254)	(602,673)
Business combination - fixed/intangible assets	—	—	(4,486,211)	(3,492,345)
Post-employment obligations	—	—	(4,594)	—
Lease	—	—	(11,797)	(3,219)
Provisions	—	—	(79,092)	(11,427)
Other (ii)	(443,954)	(457,512)	(687,601)	(198,949)
Total	(799,414)	(1,809,058)	(8,638,721)	(6,457,841)
Total deferred taxes recorded	1,857,620	777,686	(995,244)	(766,428)

Deferred tax assets	1,857,620	777,686	4,474,124	3,051,628
Deferred tax liabilities	—	—	(5,469,368)	(3,818,056)
Total deferred, net	1,857,620	777,686	(995,244)	(766,428)

(i)	Refers primarily to the deferred expenses from subsidiaries in the logistics segment.
(ii)	Refers primarily to the tax loss recognized in a controlled company's capital contribution.

110

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

  The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected on December 31, 2022:

	Parent company	Consolidated
within 1 year	74,406	273,887
1 to 2 years	73,342	216,750
2 to 3 years	468,680	644,339
3 to 4 years	409,914	623,869
4 to 5 years	708,740	982,785
5 to 8 years	122,538	1,119,631
8 to 10 years	—	612,863
Total	1,857,620	4,474,124

  Rumo Malha Sul and Rumo Malha Oeste have tax losses and temporary differences in the amount of R$1,463,526 and R$825,770 respectively that, under current conditions, do not meet the requirements for recognition of the deferred income tax and social contribution due to the lack of predictability of future generation of taxable income.

  c)      Changes in deferred tax assets and liabilities

Assets:	Parent company
	Tax loss and negative base	Post-employment obligations	Employee benefits	Provisions	Lease	Others	Total
Balance as of January 1, 2021	692,029	—	2,773	273,512	—	1,479,651	2,447,965
Credited / charged from income for the year	23,202	(9,620)	32,213	(4,706)	1998	(89,767)	(46,680)
Recognized in shareholders' equity	5,878	9,620	—	68	—	—	15,566
Foreign exchange differences	—	—	—	—	—	169,893	169,893
Balance as of December 31, 2021	721,109	—	34,986	268,874	1998	1,559,777	2,586,744
Credited / charged from income for the year	227,589	—	10,182	12,972	495	9,876	261,114
Recognized in shareholders' equity	—	—	—	—	—	(8,269)	(8,269)
Foreign exchange differences	—	—	—	—	—	(182,555)	(182,555)
Balance as of December 31, 2022	948,698	—	45,168	281,846	2,493	1,378,829	2,657,034

Liabilities:	Parent company
	Effects on the formation of jointly-owned subsidiaries	Unrealized income with derivatives	Others	Total
Balance as of January 1, 2021	(1,135,036)	(790,888)	(468,009)	(2,393,933)
Credited / charged from income for the year	532,363	42,015	(69,987)	504,391
Recognized in shareholders' equity	—	—	80,484	80,484
Balance as of December 31, 2021	(602,673)	(748,873)	(457,512)	(1,809,058)
Credited / charged from income for the year	496,419	499,667	13,558	1,009,644
Balance as of December 31, 2022	(106,254)	(249,206)	(443,954)	(799,414)

111

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

Assets:	Consolidated
	Tax loss and negative basis	Post-employment benefit obligations	employee benefits	provisions	Unrealized income with derivatives	leases	Intangible	Others	Total
Balance as of January 1, 2021	951,228	200,461	36,879	418,124	—	—	123,500	1,920,512	3,650,704
Corporate reorganization	1,058,552	—	24,507	199,653	—	—	—	999,048	2,281,760
Credited / charged from income for the year	352,005	(12,737)	86,952	81,256	—	189,890	(11,910)	(1,958,975)	(1,273,519)
Other comprehensive results	—	(27,642)	—	—	—	—	—	20,107	(7,535)
Recognized in shareholders' equity	5,878	—	—	68	—	—	—	(10,221)	(4,275)
Business combination	44	—	—	(10,129)	—	—	—	—	(10,085)
Foreign exchange differences	—	—	—	—	—	—	—	1,054,363	1,054,363
Balance as of December 31, 2021	2,367,707	160,082	148,338	688,972	—	189,890	111,590	2,024,834	5,691,413
Credited / charged from income for the year	686,503	(7,709)	58,975	233,554	674,554	(21,928)	7,470	299,687	1,931,106
Recognized in shareholders' equity	—	—	—	—	—	—	—	(13,071)	(13,071)
Foreign exchange differences	—	—	—	—	—	—	—	34,029	34,029
Balance as of December 31, 2022	3,054,210	152,373	207,313	922,526	674,554	167,962	119,060	2,345,479	7,643,477

Liabilities:	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible	Unrealized income with derivatives	Fixed	Lease	Debt fair value adjustment	Provisions	Others	Total
Balance as of January 1, 2021	(1,135,036)	—	(1,177,917)	(836,629)	(230,098)	(3,245)	—	(1,915)	(907,482)	(4,292,322)
Corporate reorganization	—	—	(2,393,278)	(796,952)	313,114	(193,560)	215,627	—	(64,850)	(2,919,899)
Credited / charged from income for the year	532,363	—	78,850	401,972	(413,613)	193,586	(178,560)	(9,512)	255,834	860,920
Other comprehensive results	—	—	—	203,551	—	—	—	—	(127,337)	76,214
Business combination	—	—	—	—	(19,513)	—	(163,241)	—	—	(182,754)
Balance as of December 31, 2021	(602,673)	—	(3,492,345)	(1,028,058)	(350,110)	(3,219)	(126,174)	(11,427)	(843,835)	(6,457,841)
Corporate reorganization	—	—	—	—	—	—	—	—	—	—
Credited / charged from income for the year	496,419	(4,594)	369,455	807,391	(51,816)	(8,578)	(355,946)	(67,665)	(1,784,407)	(599,741)
Other comprehensive results	—	—	—	(5,576)	—	—	—	—	(1,469)	(7,045)
Business combination (Note 8.2)	—	—	(1,363,321)	—	—	—	(66,606)	—	(144,167)	(1,574,094)
Balance as of December 31, 2022	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(11,797)	(548,726)	(79,092)	(2,773,878)	(8,638,721)
Total deferred taxes recognized										(995,244)
112

  Explanatory Notes to the Financial Statement

  (In thousands of Reais, except when otherwise indicated)

15.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

Accounting policy:

They are recognized as other expenses when the Company has a present or constructive obligation as a result of previous events, it is expected that an outflow of resources will be required to settle the obligation, and the amount can be estimated with reasonable certainty.

The chance of loss evaluation is comprised of existing facts, the hierarchy of laws, case law, the most recent court decisions, the legal system's relevance, and the opinion of outside counsel. Provisions are examined and altered for conditions, such as the expiration of the statute of limitations, the conclusion of tax audits, or the identification of additional exposures based on new matters or judicial decisions.

Provisions for lawsuits stemming from business combinations are valued at fair market value.

As of December 31, 2022 and December 31, 2021, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax	227,481	164,652	747,647	647,610
Civil, environmental and regulatory	53,835	123,420	662,052	585,034
Labor	68,041	73,787	391,487	411,417
	349,357	361,859	1,801,186	1,644,061

	Judicial deposits
	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax	327,354	312,031	585,988	500,484
Civil, environmental and regulatory	15,644	86,192	92,411	169,857
Labor	17,565	33,368	136,045	252,720
	360,563	431,591	814,444	923,061

113

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Changes in provisions for lawsuits:

	Parent company
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2021	155,610	75,001	78,208	308,819
Provisioned in the year	13,174	47,580	9,815	70,569
Write-offs by reversal / payment	(3,298)	(23,047)	(17,240)	(43,585)
Monetary restatement (i)	(834)	23,886	3,004	26,056
Balance as of December 31, 2021	164,652	123,420	73,787	361,859
Provisioned in the year	42,295	20,386	4,332	67,013
Write-offs by reversal / payment	(31,243)	(86,308)	(15,821)	(133,372)
Monetary restatement (i)	51,777	(3,663)	5,743	53,857
Balance as of December 31, 2022	227,481	53,835	68,041	349,357

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2021	555,958	200,597	131,239	887,794
Corporate reorganization	79,494	170,122	247,958	497,574
Provisioned in the year	24,511	100,000	103,115	227,626
Write-offs by reversal / payment	(15,271)	(57,981)	(108,410)	(181,662)
Monetary restatement (i)	2,918	172,296	37,515	212,729
Balance as of December 31, 2021	647,610	585,034	411,417	1,644,061
Provisioned in the year	71,063	159,758	153,789	384,610
Write-offs by reversal / payment	(56,447)	(238,912)	(225,044)	(520,403)
Conversion effect	3,994	15,786	52	19,832
Monetary restatement (i)	81,427	140,386	51,273	273,086
Balance as of December 31, 2022	747,647	662,052	391,487	1,801,186

(i) Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

114

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Offset with FINSOCIAL (i)	—	—	312,721	300,470
INSS (ii)	72,389	61,439	98,657	97,847
ICMS credit (iii)	63,093	23,166	125,723	85,965
PIS and COFINS	27,954	26,343	30,446	28,427
IPI	54,430	43,461	60,852	43,461
IRPJ and CSLL	1,065	1,103	11,676	8,553
Others	8,550	9,140	107,572	82,887
	227,481	164,652	747,647	647,610

(i)Offset of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.

(ii)Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court.

(iii)ICMS required by the State of São Paulo as a result of disallowances of diesel oil credits utilized in agro-industrial production. The stay of execution was overturned, as were the subsequent appeals.

Labor claims: Additionally, the Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming, among other things, the payment of: overtime and reflexes; night shift premium, unhealthy work premium, hazardous work premium; possible non-compliance with regulatory norms of the Ministry of Labor; alleging inadequate working conditions; reintegration into employment; compensation for moral and material damages resulting from an accident at work and other grounds; return of payroll deductions, such as confederative contribution, union contribution and others; uninterrupted shift journey; on call; collective moral damages; wage differences; subsidiary liability in relation to service providers; and others. In addition, the Ministry of Labor has filed public civil actions against the Company for alleged violations of labor standards, including work and safety rules, working conditions, and work environment. Conduct Adjustment Terms have been signed with Brazilian authorities.

Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

115

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)       Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Tax	5,034,867	4,652,106	16,079,589	14,647,917
Civil, environmental and regulatory	1,015,125	900,472	6,597,105	6,939,743
Labor	23,972	22,748	782,080	859,830
	6,073,964	5,575,326	23,458,774	22,447,490

 Civil, environmental and regulatory:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Civil (i) (ii) (vi) (vii) (ix) (x)	972,966	860,971	3,336,284	4,221,797
Environmental (iv)	42,159	39,459	1,764,671	1,472,542
Regulatory (iii) (v) (viii)	—	42	1,496,150	1,245,404
	1,015,125	900,472	6,597,105	6,939,743

Several civil, environmental, and regulatory judicial and administrative proceedings involving the Company and its subsidiaries present a potential for loss. The majority of civil litigation consists of contractual and extracontractual claims for damages. In the environmental realm, the processes involve commitment terms, civil investigations, and public civil actions. Regarding cases involving substantial sums, the following are the most pertinent:

116

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Upon assuming the business activities of another company that does not belong to the Cosan Group, the indirect subsidiary Rumo Intermodal S.A. assumed responsibility for the R$192,470 payment related to a trademark dispute lawsuit. Both parties have appealed the equitable reduction of the amount to R$15,000. If this third party loses the claim and is obligated to pay, it may sue Rumo for reimbursement based on this obligation. A provision of R$18,422 has been established for the claim as the lawsuit is in the process of liquidating the judgment.
(ii)	Rumo Malha Sul is a party to the execution of a conduct adjustment term signed with the Federal Public Ministry, in which the latter alleges that Rumo was not transporting cargo in the Presidente Prudente region and, as a result, required the execution of a daily fine and an increase in the fine amount. The total amount of the case's contingency account is R$118,068; 50% of the amount is provisioned and the remainder is categorized as possible.
(iii)	Rumo Malha Paulista is a defendant in a lawsuit filed by the former Rede Ferroviária Federal S.A., which has since been succeeded by the Federal Government, in which the latter seeks the conviction of the indirect subsidiary for alleged damages resulting from the deactivation of the electrical transmission network. A verdict is awaited. A verdict is awaited. The demand is categorized as probable, with a current value of R$328,626.
(iv)	Rumo Malha Paulista, along with the Municipality of Jales and others, is a defendant in a public civil action in which the MPF alleges a lack of structure for level crossings along the municipalities of the Jales subsection, as well as indiscriminate horn use. Risk estimated at R$130,349.
(v)	The subsidiary Moove was served in the Public Civil Action that seeks compensation for the environmental contamination that occurred in the former area of the Companhia Usina de Passivos last year. Several PCAs have been filed against various businesses, and the initial amount assigned by the Public Ministry is R$288,000. We have filed an answer demonstrating that the subsidiary did not utilize the landfill in question, and we are currently awaiting a ruling on the merits.
(vi)	The Company is a defendant in a claim for the collection of legal fees filed by Alexandre Saddy Chade and others, in which they seek that the Company and other defendants be sentenced to the payment of alleged legal fees that would be owed to the plaintiffs and total close to R$280,000. The lawsuit is awaiting the verdict of the Plaintiffs' Appeal and the Company's Adhesive Appeal (Recurso Adesivo) in order to increase the conviction in fees borne by the losing party.
(vii)	The subsidiary Moove is a defendant in a lawsuit filed by Petroleum Comércio e Representações Ltda, which seeks to hold the company liable for material damages, loss of profits, and fines for contract breach. The total amount involved in this lawsuit is R$134,000. A first instance verdict on the merits is awaited.
(viii)	The Brazilian Institute of Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais - IBAMA) fined Rumo Malha Paulista in 2013 for alleged damage to water resources. A defense was presented. The indirect subsidiary requested recognition of concurrent prescription in September 2021. A consideration of the issue's merits is awaited. The involved amount is R$199,981.
(ix)	IBAMA fined Rumo Malha Sul in 2014 for alleged oil spills in violation of regulations. An administrative appeal has been filed and a decision on such appeal is awaited since 2015. The amount involved is R$158,967.
(x)	In November 2021, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), in the administrative proceeding brought on behalf of a former client, among other things, sentenced Rumo to pay a fine in the updated amount of R$291,767, a decision which was upheld in the judgment of the motion for clarification. Such amount is inconsistent with CADE's own precedents. Rumo considers the risk of loss of R$26,842 to be probable, based on the technical analysis of its external legal team, and classifies the difference as a possible contingency. Currently, a decision is pending on the indirect subsidiary's appeal in the lawsuit to annul the notice of infraction.
(xi)	Rumo Malha Sul filed a lawsuit against ANTT to prevent enrollment in CADIN on the basis of alleged unpaid quarterly installments of the concession contract due to compensation made with labor debts owed by the defunct Rede Ferroviária Federal S.A. A favorable decision was rendered in favor of Rumo, prohibiting enrollment in CADIN and stating that the compensation of amounts could be carried out. For administrative compensation, a survey of credits and debits is pending at this time. The total amount is R$127,820.

117

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Tax:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Isolated fine - Federal taxes (i)	—	—	762,613	461,747
IRPJ/CSLL (ii)	1,296,481	822,039	6,297,550	5,404,264
ICMS - Tax on circulation of goods (iii)	1,264,685	1,386,895	2,987,853	2,877,144
IRRF (iv)	1,389	1,344	1,366,268	1,251,394
PIS and COFINS (v)	1,322,277	1,242,960	2,556,050	2,368,123
MP 470 installment of debts (vi)	246,000	243,115	388,166	398,184
Stock Option Plan (ix)	—	—	68,846	65,260
IOF on loans (vii)	—	—	149,323	136,286
Reward Credit Compensation (viii)	138,753	139,387	138,753	186,048
IPI - Tax on industrialized products (ix)	227,184	347,953	374,274	492,025
INSS	90,049	110,213	161,037	180,533
Others	448,049	358,200	828,856	826,909
	5,034,867	4,652,106	16,079,589	14,647,917

(i)	Disregard of the REPORTO tax benefits, resulting in the application of a fine equal to 50% of the value of the acquired goods.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil (Secretaria Especial da Receita Federal do Brasil) regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) still, there are infraction notices issued by the Federal Revenue Service in 2011, 2013 and 2019.
(iii)	The ICMS lawsuits primarily concern (a) the disallowance of ICMS credits related to the acquisition of diesel oil, goods supposedly classified as use and consumption, and suppliers whose state registrations were revoked, among others; (b) proof of delivery of goods sold with FOB clause; (c) ICMS on transport services for export; and (c) divergence in the application of legislation governing operations with tax substitution.
(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.
(v)	Disallowances of PIS and COFINS credits calculated in the non-cumulative system as a result of divergence in the definition of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Collection of IPI credits disallowed for the purchase of raw materials used in the production of immune products.

118

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

We did not identify any effects of IFRIC 23 / ICPC 22 - Uncertainty about Treatment of Income Taxes that could have an impact on the accounting policies of the Company and its subsidiaries or these financial statements. No provision was recorded in accordance with CPC 25/IAS 37 because the Company and its subsidiaries' legal counsel determined the probability of loss to be possible, with a remote loss bias.

Labor:

The indirect subsidiary Rumo Malha Paulista is currently a party to a pending Labor Court Public Civil Action. This lawsuit originated from an inspection conducted on the company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. ("Prumo Engenharia"), which, in turn, was subcontracted by Rumo. According to the inspection, MS Teixeira employees worked under degrading and slave-like conditions. Prumo Engenharia assumed full liability for the condition of these employees, including labor and contractual liabilities, as well as all damages resulting from the alleged subcontractors' working conditions. With the sanction by the then-Ministry of Labor and Employment, Prumo Engenharia rescinded the employment contracts of these workers, with the caveat that Rumo did not participate in these acts. In addition, a criminal investigation against Rumo was initiated and closed. Notwithstanding the above, the Public Ministry of Labor filed a public civil action (Ação Civil Pública - ACP) against Malha Paulista, without involving Prumo in the dispute, requesting the payment of compensation for collective pain and suffering in the order of R$100,000 (among other commitments), which was held partially valid, condemning the subsidiary in obligations to act and to refrain, as well as collective moral damages in the amount of R$15,000. Rumo entered into an agreement with the Public Ministry of Labor in which it agreed to comply with several obligations pertaining to working conditions and pay a total of R$20,000 in compensation to various social entities. Superior Labor Court upheld the validity of the agreement. After approval, the Attorney General's Office filed an appeal challenging only the allocation of the indemnity, arguing that the indemnity should have been allocated to the Worker Support Fund (Fundo de Amparo ao Trabalhador – FAT). The appeal awaits a decision. The outcome of the appeal will have no effect on Rumo. We consider the risk of provision as remote.

119

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.     SHAREHOLDER’S EQUITY

a)                  Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 14 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 14 - Income tax and social contribution.

On December 31, 2022, the subscribed capital is R$8,402,544 (R$6,365,853 on December 31, 2021), fully paid-up, and represented by 1,874,070,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On April 29, 2022, the Extraordinary General Meeting approved an increase in the capital stock of the company of R$2,036,691, the distribution of dividends of R$1,423,757, the allocation of the legal reserve of R$348,753 and the statutory reserve of R$264,181.

As of December 31, 2022, the share capital of the Company consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	26,115,335	1.39%
Free float	1,168,209,823	62.34%
Outstanding shares	1,866,638,100	99.60%
Treasury stock	7,432,832	0.40%
Total	1,874,070,932	100.00%

b)                  Treasury shares

Accounting policy

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program with a term of up to November 9, 2023, covering up to 110,000,000 common shares, or 9.39% of the total marketable shares. In accordance with applicable law, repurchased shares may be used to satisfy obligations arising from potential exercise of share-based compensation plans, holding in treasury, sale, or cancellation.

120

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

On December 31, 2022, the Company held 7,432,832 shares with a market price of R$17.12 (5,440,772 shares on December 31, 2021). This increase is attributable to: (i) the delivery of 1,487,709 shares, valued at R$19,678, to members of share-based compensation plans; (ii) the buyback of 3,683,500 shares, valued at R$59,506; and (iii) the sale of 203,731 shares, valued at R$1,752, to members of share-based compensation plans. The amount of cash received from the executives, R$2,370, generated a capital reserve gain of R$618.

a)    Statutory reserve - special reserve

Accounting policy: Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the company's core activities.

c)    Legal reserve

Accounting policy: In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of capital.

d)    Dividends

Accounting policy:

In accordance with corporate law, a mandatory minimum dividend equal to 25% of the company's annual net profit is allocated, adjusted for changes in the reserves.

The next Ordinary General Meeting will discuss dividends, allocation of net income for the year, and excess of profit reserves, as determined by article 199 of the Corporate Law.

  Payable

12/31/2022
Net income for the year	1,176,032
Constitution of the legal reserve – 5%	(58,802)
Calculation basis for distribution of dividends	1,117,230
Mandatory minimum dividends – 25%	(279,308)
Statutory reserve	837,922

Movement of dividends payable
Balance as of January 1, 2021	216,929
Interim dividends	412,131
Dividends for the current year	1,454,263
Dividends eliminated on the merger of Cosan Limited	(148,030)
Dividends paid	(1,181,011)
Balance as of December 31, 2021	754,282
Dividends for the current year	279,308
Supplementary dividends from the previous year	45,736
Dividends paid	(799,347)
Balance as of December 31, 2022	279,979

121

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Receivable

Parent company

	Investments in associates	Investments in joint venture	Total
Balance as of December 31, 2020	83,200	77,494	160,694
Proposed dividends	782,209	30,745	812,954
Embedded CIP collection	—	808,289	808,289
Proposed interest on own capital	52,360	189,378	241,738
Dividends received	(895,022)	(588,562)	(1,483,584)
Balance as of December 31, 2021	22,747	517,344	540,091
Proposed dividends	2,340,514	549,883	2,890,397
Proposed interest on own capital	95,846	107,544	203,390
Dividends received	(1,849,651)	(1,174,771)	(3,024,422)
Balance as of December 31, 2022	609,456	—	609,456

Consolidated

	Investments in associates	Investments in joint venture	Total
Balance as of December 31, 2020	67	77,494	77,561
Proposed dividends	18,980	1,070,201	1,089,181
Proposed interest on own capital	—	189,378	189,378
Dividends received	(16,426)	(819,729)	(836,155)
Balance as of December 31, 2021	2,621	517,344	519,965
Proposed dividends	278,654	549,883	828,537
Interest on proposed equity	—	107,544	107,544
Business combination (Note 8.2)	202,968	—	202,968
Dividends received	(323,096)	(1,174,771)	(1,497,867)
Balance as of December 31, 2022	161,147	—	161,147

e)                  Other comprehensive income

	12/31/2021	Comprehensive income	12/31/2022
Cash flow hedge result	(1,362,618)	723	(1,361,895)
Exchange rate differences on conversion of operations abroad	1,093,366	917,548	2,010,914
Actuarial losses of defined benefit plan	(299,993)	80,330	(219,663)
Deferred tax on actuarial losses of defined benefit plan	101,997	(27,312)	74,685
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	43,220	33,932	77,152
Deferred tax on change in the fair value of a financial asset	(14,695)	(11,537)	(26,232)
Total	(484,354)	993,684	509,330
Attributable to:
Controlling shareholders	(521,609)	1,089,155	567,546
Non-controlling shareholders	37,255	(95,471)	(58,216)

122

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2020	Comprehensive income	12/31/2021
Cash flow hedge result	(761,203)	(601,415)	(1,362,618)
Exchange rate differences on conversion of operations abroad	782,899	310,467	1,093,366
Actuarial losses of defined benefit plan	(363,375)	63,382	(299,993)
Deferred tax on actuarial losses of defined benefit plan	123,547	(21,550)	101,997
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	39,782	3,438	43,220
Deferred tax on change in the fair value of a financial asset	(13,526)	(1,169)	(14,695)
Total	(237,507)	(246,847)	(484,354)
Attributable to:
Controlling shareholders	(252,610)	(268,999)	(521,609)
Non-controlling shareholders	15,103	22,152	37,255

17. EARNINGS PER SHARE

Accounting policy:

a)              Basic earnings per share

Basic earnings per share is calculated by dividing:

  the profit attributable to the company's owners, excluding equity servicing costs other than common stock; and
  the weighted average number of outstanding common shares during the year, adjusted for bonuses paid with common shares issued during the year and, if applicable, excluding treasury shares.

b)              Diluted earnings per share

Diluted earnings per share adjusts the values used in determining basic earnings per share to account for:

  the after-tax effect on interest income and other financing costs related to potentially dilutive common stock;
  the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted; and
  the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted.

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Earnings per share after potentially dilutive instruments are computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

123

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The calculation of earnings per share is shown in the table below (in thousands of Reais, except for amounts per share):

	12/31/2022	12/31/2021
Income attributable to holders of common shares of
Company used in calculating basic earnings per share	1,176,032	6,123,216
Diluting effect of the share-based plan of subsidiaries	(1,739)	(5,249)
Income attributable to holders of common shares of
Company used in the calculation of diluted earnings per share	1,174,293	6,117,967

Weighted average number of common shares
outstanding - basic (in thousands of shares)
Basic	1,869,077	1,834,533
Diluted stock option plan	5,503	4,687
Diluted	1,874,580	1,839,220

Earnings per share
Basic	R$0.6292	R$3.3378
Diluted	R$0.6264	R$3.3264

Diluting instruments

There are two categories of potential dilutive effects for the Company and its subsidiaries: stock options and put options. For stock options, a calculation is performed to determine the impact of dilution on the profit attributable to the parent company's shareholders as a result of the exercise of stock options in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the parent's shareholders is adjusted accordingly.

Anti dilution instruments

During the period ending December 31, 2022, 61,540,876 shares related to the Company's share repurchase program were considered on the calculation of earnings per share but do not caused impact on the calculation because they increased earnings per share.

18.               NET OPERATING INCOME

Accounting policy:

The Company recognizes revenue primarily from the following sources:

  Sale of products

The Company records sales revenue upon customer delivery. Delivery is regarded as occurring when the customer accepts the goods and ownership risks and benefits are transferred. This is the point at which revenue is recognized if revenue and costs can be reliably measured, receipt of consideration is probable, and there is no ongoing management involvement with the products.

The subsidiary Moove is responsible for the production and distribution of lubricants, including Mobil and Comma brands. Products are sold under identified contracts with individual or multiple customers, as a bundle of goods or services.

124

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Some lubricant sales contracts are not available for purchase outside of a service package. However, contracts clearly distinguish between goods and services. This type of sale represents two separate performance obligations; consequently, revenue will be recognized for each performance obligation upon transfer of control of the respective goods and services to the customer. On the basis of the standalone sale price, the transaction price is allocated to various performance obligations in which revenues are separately identified, measured, and recorded. Trade incentives, such as cash incentives, volume discounts and rebates, and free or discounted goods and services, are recorded as a revenue reduction.

  Billed revenue

Through distributors controlled directly and indirectly by Compass Gás e Energia, the Company provides natural gas distribution services in areas where it has concession rights. In general, the fair value and selling price of individual services are comparable.

Gas distribution revenue is recognized when its amount can be reliably measured, with income recognized in the same period that volumes are delivered to customers on the basis of monthly measurements.

  Unbilled revenue

Unbilled gas revenue refers to the amount of gas delivered that has not yet been metered and billed to customers. This estimate is based on the period between the last measurement date and the last day of the month.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

  Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

  Provided services

As services are performed, revenue is recorded over time. The stage of completion for determining the amount of revenue to be recognized is determined based on work-in-progress evaluations.

If the performance of services under a single contract spans multiple time periods, consideration is allocated based on their individual selling prices. Individual sales prices are based on the list prices at which the Cosan Group sells its services in separate transactions.

  Energy trading

Through the delivery of electricity in a given period, the Company recognizes revenue from the sale of electricity at the fair value of the consideration. The measurement of the amount of energy delivered to the purchaser occurs monthly. As soon as they consume electricity, customers gain control over it. Monthly invoices are typically paid within 30 days of issuance.

125

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Energy trading revenue is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica – “CCEE”).

Revenue is recognized on the basis of the energy sold and the prices specified in the terms of the supply and supply agreements. The subsidiary Compass Comercialização will be able to sell the generated energy in two environments: (i) in the Free Contracting Environment (Ambiente de Contratação Livre – ACL), where the commercialization of electric energy takes place through the free negotiation of prices and conditions between the parties, via bilateral contracts; and (ii) in the Regulated Contracting Environment (Ambiente de Contratação Regulada – ACR), where electricity is sold to distribution agents.

a)     Short-term market

When transactions on the short-term market occur, the Company records revenue at the fair value of the consideration to be received. The energy cost for these operations is tied to the Differences Settlement Price (Preço de Liquidação de Diferenças – PLD).

b)    Energy trading operations

Energy trading transactions occur on an active market and, for accounting measurement purposes, satisfy the definition of fair-value financial instruments.

The Company records revenue at the fair value of the consideration upon delivery of energy to the customer. In addition, unrealized net gains resulting from mark-to-market, which is the difference between contracted and market prices, are recognized as income for outstanding contracted net operations as of the date of the financial statements.

  Logistics services provided

Income from services rendered is recognized when the subsidiary transfers to the counterparty the significant risks and benefits inherent in the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the subsidiary, and when the related amount and costs can be reliably measured.

According to service orders or contracts, prices for services are fixed. Revenue consists primarily of rail freight, road freight, container transport, and port lifting services; consequently, the aforementioned criteria are typically met to the extent that the logistics service is offered.

  Lease income

Rental income is recognized on a straight-line basis over the term of each contract since the contracts transfer to customers the right to use the assets for a period of time in exchange for payments that can be reliably measured.

  Sale of investment properties

Income consists of the fair value of the consideration received or receivable for the sale of investment properties in the ordinary course of the subsidiaries' operations. The revenues are presented net of taxes, returns, rebates, and discounts, and in the consolidated financial statements, sales within the subsidiary are eliminated. Revenue is recorded when the subsidiary satisfies all obligations and promises outlined in the contract for the transfer of goods to the customer.

126

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2022	12/31/2021
Gross revenue from the sale of products and services	46,391,989	29,301,594
Construction income	1,217,818	1,020,176
Sales taxes and deductions	(7,872,439)	(5,414,620)
Net operating revenue	39,737,368	24,907,150

In the following table, revenue is broken down by product and service lines and revenue recognition time:

	Consolidated
	12/31/2022	12/31/2021
Specific moment in time
Gas distribution	18,268,994	10,447,312
Lubricants and base oil	8,690,659	5,546,093
Leasing and sale of properties	834,616	31,502
Energy trading	238,544	620,495
Others	418,847	246,715
	28,451,660	16,892,117
Over time
Transport	9,503,965	6,143,066
Construction income	1,217,818	1,020,176
Port elevation	337,543	335,965
Other services	289,418	566,364
	11,348,744	8,065,571

Eliminations	(63,036)	(50,538)

Total net revenue	39,737,368	24,907,150
127

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

19.      COSTS AND EXPENSES BY NATURE

Accounting policy:

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with ICPC 01/IFRIC 12 and CPC 04/IAS 38 and classify the amortization of the concession contract as cost of sales.

Expenses are shown on the income statement by function. The income reconciliation by nature/purpose is as follows:

	Parent company		Consolidated
				12/31/2021
	12/31/2022	12/31/2021	12/31/2022	(Restated) (i)
Raw material and material for use in the provision of services	—	—	(6,588,465)	(4,610,773)
Cost of gas and transportation	—	—	(14,307,087)	(7,211,545)
Electricity purchased for resale	—	—	(260,891)	(968,503)
Expenses with rail transport and port elevation	—	—	(3,074,624)	(1,779,920)
Other transport	—	—	(137,255)	(149,562)
Depreciation and amortization	(13,936)	(13,403)	(3,014,480)	(2,221,536)
Personnel expenses	(180,929)	(168,114)	(2,498,912)	(1,851,688)
Construction cost	—	—	(1,217,818)	(1,020,176)
Expenses with third-party services	(28,260)	(34,601)	(888,195)	(699,808)
Business expenses	—	—	(23,505)	(23,697)
Cost of properties sold (Note 10.5)	—	—	(550,432)	—
Other expenses	(77,137)	(79,358)	(1,444,083)	(800,864)
	(300,262)	(295,476)	(34,005,747)	(21,338,072)

Cost of goods sold and services rendered	—	—	(30,753,137)	(19,123,250)
Selling expenses	—	—	(1,276,279)	(716,210)
General and administrative	(300,262)	(295,476)	(1,976,331)	(1,498,612)
	(300,262)	(295,476)	(34,005,747)	(21,338,072)

(i)                  Restated as presented in Note 3.3.

128

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

20.               OTHER OPERATING INCOME, NET

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Advantageous purchase gain (Note 8.2)	99,341	416,268	99,341	416,268
Income from the sale of investments (i)	54,707	—	988,077	—
Extemporaneous tax credits (ii)	—	14,136	114,812	287,013
Change in the fair value of investment properties (Note 10.5)	—	—	1,311,691	17,116
Income from disposals and write-offs of fixed and intangible assets	(2,323)	(667)	(13,035)	6,774
Net effect of lawsuits, recoverables and tax installments	(41,463)	(93,039)	(370,765)	(250,109)
Settlement of disputes of the renewal process (iii)	—	—	(90,022)	9,242
Outcome of judicial settlement (iv)	—	—	(396,818)	—
Others	27,135	44,682	108,941	(98,864)
	137,397	381,380	1,752,222	387,440
  The disposal of 80% of the subsidiary Rumo’s stake in EPSA (see Note 1.2.8), generated a gain of R$955,584.

Additionally, on December 1, 2022, Cosan acquired 25% of the minority interest in Payly Soluces de Pagamentos S.A. ("Payly") for R$87,200, becoming its sole shareholder, and, on the same day, sold all of its equity interest to Raízen S.A., for a financial result of R$32,493.

  Extemporaneous credit from the exclusion of ICMS from the PIS and COFINS base (See Note 6).
  Additional grant resulting from the annual revisions to the sub-concession contracts of the subsidiary Rumo.
  On November 22, 2022, the subsidiary Rumo signed an agreement to close a confidential arbitration procedure through the acquisition of all the shares of the company Farovia S.A., with whom it was engaged in litigation and which it subsequently merged. The transaction involved a net cash payment of R$51,132 and the assumption of a bank debt totaling R$396,818.

21.     FINANCIAL RESULT

Accounting policy:

Financial income consists of interest income on invested funds, dividends, gains in the fair value of financial assets measured at fair value through profit or loss, gains on remeasurement of any pre-existing interest in an acquisition in a business combination, gains on hedging instruments recognized in the results, and reclassifications of net gains previously recognized in other comprehensive income. Using the effective interest rate method, interest income is recorded as it is recognized in the results. Dividend income is recognized in the results on the date that the Company's right to receive payment is established, which is typically the ex-dividend date for listed securities.

Financial expenses consist of interest expenses on borrowings, settlement of discount provisions and deferrals, losses on the disposal of available-for-sale financial assets, dividends on preferred shares categorized as liabilities, losses on the fair value of financial assets at fair value through profit or loss contingent consideration and loss, impairment losses recognized in financial assets (other than accounts receivable), and losses on hedging instruments that are recognized.

The effective interest rate method is used to account for borrowing costs that are not directly attributable to the acquisition, construction, or production of an eligible asset.

Foreign exchange gains and losses on financial assets and liabilities are reported net as financial income or financial expense, based on whether net foreign currency fluctuations result in a gain or loss.

129

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

The details of financial income and expenses are as follows:

	Parent company		Consolidated
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Gross debt cost
Interest and monetary variation	(954,320)	(417,643)	(4,464,754)	(2,885,582)
Net foreign exchange variation on debts	135,445	(38,646)	549,682	(595,494)
Financial result with derivatives and fair value	(2,000,888)	189,837	(4,203,149)	1,021,548
Amortization of funding expenses	(78,112)	(7,513)	(244,344)	(119,894)
Debt guarantees and guarantees	—	—	(41,505)	(45,988)
	(2,897,875)	(273,965)	(8,404,070)	(2,625,410)
Income from financial investments and cash exchange variation	191,315	79,149	1,788,477	581,548
Financial investment update on listed entities (i)	—	—	3,385,047	—
	191,315	79,149	5,173,524	581,548
Cost of debt, net	(2,706,560)	(194,816)	(3,230,546)	(2,043,862)
Other charges and monetary variations
Interest on other receivables	37,210	46,355	355,634	410,499
Update of other financial assets	(1,405)	(43,081)	(1,405)	(43,081)
Interest on other obligations	—	(251,361)	(454,373)	(408,932)
Lease	(3,858)	(4,086)	(374,177)	(353,852)
Interest on equity	33,134	116,783	33,134	(8,288)
Interest on contingencies and contracts	(138,513)	(25,799)	(593,144)	(299,132)
Banking expenses and others	(151,214)	(27,982)	(145,200)	(63,704)
Currency variation and non-debt derivatives	(411,237)	(777,858)	(747,859)	34,067
	(635,883)	(967,029)	(1,927,390)	(732,423)
Financial result, net	(3,342,443)	(1,161,845)	(5,157,936)	(2,776,285)
Reconciliation
Financial expenses	(1,970,687)	(1,130,433)	(4,706,535)	(3,027,089)
Financial income	277,734	208,103	5,777,521	1,234,950
Exchange variation	649,899	(500,948)	260,746	(608,655)
Net effect of derivatives	(2,299,389)	261,433	(6,489,668)	(375,491)
Financial result, net	(3,342,443)	(1,161,845)	(5,157,936)	(2,776,285)

(i)                  Adjustment at fair value through financial result, based on the market value of Vale's shares, as per Note 1.2.6.

130

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

22.     POST-EMPLOYMENT BENEFIT

Accounting policy

Using actuarial valuations, the cost of defined benefit pension plans and other post-employment benefits, as well as the present value of the retirement obligation, are determined. A valuation based on actuarial principles is based on a number of assumptions that may differ from actual results in the future. These include determining the discount rate, salary increases in the future, death rates, and future pension increases. The sensitivity of a defined benefit obligation to changes in these assumptions is high. Management reviews all assumptions at each balance sheet date.

  Defined contribution

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

All employees are provided with a defined contribution plan. Comgás Pension Plan - PLAC and the Futura plan (Futura II - Complementary Pension Entity) are the plan's assets. The Group has no legal or constructive obligation to make additional contributions if the fund lacks sufficient assets to pay all benefits.

  Defined benefit

According to the regulation, which leads the Company to adopt such a provision in the present value of benefits and that assisted participants receive annuity according to the plan. The main actuarial risks are:

a)    life expectancy longer than specified in the mortality table;

b)   the return on equity under the actuarial discount rate plus the accrued IGP-DI; and

c)    real family structure of different hypotheses of established retirement.

  Health insurance

The Comgás subsidiary provides a post-employment health care benefit to retired employees and their dependents who retired until May 31, 2000. After that date, only employees with 20 years of contribution to the INSS and 15 years of uninterrupted work at the Company as of May 31, 2000 are eligible for this defined benefit plan, provided they are still employed by the Company on the date the retirement is granted.

Independent actuaries calculate annually the liability reported in the balance sheet in relation to the defined benefit post-employment plan.

The amount recognized in the balance sheet in respect of post-employment benefit plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurements of the net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to the defined benefit plan are recognized in the result.

Actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions are recorded as other comprehensive income directly in shareholder’s equity when they occur.

131

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	12/31/2022	12/31/2021
Defined contribution
Future II	332	190

Defined benefit
Future	127,351	198,761
Health insurace	448,157	470,524
	575,508	669,285
	575,840	669,475

a)     Defined contribution

During the year ended December 31, 2022, the amount of employee contributions increased to R$303 (R$217 as of December 31, 2021).

b)     Defined benefit

Futura: The subsidiary CLE sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On 5 May 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$60,827 for the year ending December 31, 2022 (R$5,166 for the year ended on December 31, 2021). The obligation's weighted average duration is 8.7 years (9.6 years as of December 31, 2021).

c)     Health insurance

Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2022, the contributions amounted to R$27,118 (R$25,169 for the year ended December 31, 2021). The weighted average duration of the obligation is 10.6 years (11.7 years in 2021).

132

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	12/31/2022	12/31/2021
Defined benefit obligation at the beginning of the year	1,161,693	1,249,156
Cost of current services	219	487
Cost of past services	319	—
Interest on actuarial obligation	98,343	88,299
Early settlement in the plan	(3,081)	—
Actuarial gains arising from changes in financial assumptions	(88,709)	(183,159)
Actuarial losses arising from adjustments for experience	14,319	77,111
Paid benefits	(85,121)	(70,201)
Defined benefit obligation at the end of the year	1,097,982	1,161,693

Fair value of plan assets at the beginning of the year	(492,408)	(520,608)
Interest income	(42,224)	(35,809)
Yield on assets greater than the discount rate	11,405	24,143
Early settlement in the plan	3,698	—
Employer contributions	(87,945)	(30,336)
Paid benefits	85,000	70,202
Fair value of plan assets at the end of the year	(522,474)	(492,408)

Defined benefit net liability	575,508	669,285

The total expense recognized in the financial results is as follows:

	12/31/2022	12/31/2021
Cost of current services	(219)	(487)
Interest on actuarial obligation	(56,119)	(52,490)
	(56,338)	(52,977)

Total amount recognized as accumulated other comprehensive income:

	12/31/2022	12/31/2021
Accumulated amount at the beginning of the fiscal year	141,803	59,898
Actuarial gains arising from changes in financial assumptions	88,709	183,159
Actuarial losses arising from adjustments for experience	(14,319)	(77,111)
Yield on assets greater than the discount rate	(11,405)	(24,143)
Accumulated amount at the end of the year	204,788	141,803

The plan's assets consist of the following:

	12/31/2022		12/31/2021
	Value	%	Value	%
Fixed income	496,950	95.28%	484,847	99.99%
Others	24,618	4.72%	48	0.01%
	521,568	100.00%	484,895	100.00%

133

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Future		Health insurance
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Discount rate	10.03%	8.64%	10.45%	9.09%
Inflation rate	3.50%	3.25%	4.25%	3.50%
Future salary increases	N/A	N/A	N/A	6.60%
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.25%	3.00%	3.00%
Overall mortality (segregated by sex)	N/A	N/A	AT-2000	AT-2000
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	Modified UP-84	Modified UP-84
Turnover	N/A	N/A	0.60/(service time +1)	0.60/(service time +1)

Sensitivity analysis

Changes in the discount rate to the date of the balance sheet is one of the relevant actuarial assumptions, while other assumptions are maintained, as it impacts the defined benefit obligation as shown below:

	Discount rate
	Increase	Reduction
	0.50%	(0.50)%
Future	(624,936)	674,988
medical plan	(21,878)	24,079

Regarding biometric and demographic assumptions and the methods used to prepare the sensitivity analysis, there was no change from previous years.

134

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.     SHARE-BASED COMPENSATION

Accounting policy:

The fair value of share-based pay benefits at the grant date is recognized as personnel expenses, with a corresponding increase in shareholder’s equity, over the period during which employees acquire the unconditional right to receive the benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is a reasonable expectation that the service conditions and non-market acquisition conditions will be met, so that the final amount recognized as an expense is based on the number of shares that actually meet the service conditions and non-market acquisition conditions on the date the payment rights are acquired (vesting date). For non-vesting share-based payment benefits, the grant date fair value of the share-based payment is determined to reflect these conditions and is not adjusted for variances between expected and actual benefits.

The fair value of the amount payable to employees for cash-settled share appreciation rights is recorded as an expense and a corresponding increase in liabilities in the period in which employees acquire the right to payment. At each balance sheet date and on the settlement date, the liability is remeasured based on the fair value of the share appreciation rights. Any changes in the liability's fair value are recorded as personnel expenses in the result.

The Company and its subsidiaries have share-based compensation plans that are liquidated in both cash and shares. Grupo Cosan's share-based payment agreements as of December 31, 2022 are as follows:

Plans prior to 2021

(i)

Share grant plans (settled in shares), without lock-up, with delivery of shares at the conclusion of the 5-year grace period, subject only to the maintenance of the employment relationship (service condition).

(ii)

Share grant plans (settled in shares), without lock-up, with delivery of shares during or at the end of the grace period of three to five years, conditioned i) in part, on the maintenance of the employment relationship (service condition) and ii) in part, on the achievement of metrics comprising the performance targets (performance condition).

(iii)

Compensation plan based on shares (settled in cash) in which beneficiaries are assigned a certain number of units based on a theoretical share price derived from the Cosan Group's EBITDA for each year. Upon the completion of the three to five-year vesting period, the units will be paid out in cash. Payments are made at the conclusion of each cycle (between 3 and 5 years after the date of grant) based on the referenced converted value of the share at that time.

Grants made in 2022

  Share grant program (settled in shares)
135

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

In fiscal year 2022, the following Granting Programs were established:

Program	Conditions for rights acquisition
Cosan – Regular

3 years of service from the grant and achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered). Performance actions will have a specific base weight, according to the target established by the Board of Directors.

Cosan – Partners	5 years of service from grant.
Rumo – Invest	5 years of service with annual delivery of shares from the grant and achievement of specific metrics.
Rumo – Special	3 years of service from the grant and achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered).

In these programs, executives are entitled to shares with compensation of R$0.01 per share, with the concession contingent on meeting certain conditions for the acquisition of rights. Such holders have the same rights as holders of shares not subject to a vesting condition (e.g. dividends), so the value of the shares granted is equal to the value of the shares acquired.

  Share-based compensation plan (settled in cash and registered in liabilities – “Employee benefits payables”)

The subsidiary Compass carried out a phantom shares plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company's common stock less the grant price.

The subsidiary Moove granted a Long-Term Incentive Plan "Moove Phantom Shares". This is a share plan in which beneficiaries are allotted a certain number of units based on an annual EBITDA-based theoretical share price calculation. The units will be paid out in cash upon completion of the 3 to 5 year vesting period stipulated in the contract. Payments are made at the conclusion of each cycle (three to five years after the date of grant) based on the referenced converted value of the share at that time.

The provision for future payments is accrued on a monthly basis based on quarterly-revised EBITDA projections.

136

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
7/31/2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
07/31/2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
09/10/2021 - Invest II	Cosan S.A.	4	5,283,275	(1,320,820)	3,962,455	22.24
10/11/2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
07/31/2022	Cosan S.A.	3	846,506	—	846,506	18.74
11/22/2022	Cosan S.A.	5	377,173	—	377,173	17.14
			8,882,137	(1,455,180)	7,426,957

7/31/2019	Comgás	4	83,683	(14,794)	68,889	79.00
			83,683	(14,794)	68,889

09/01/2017	Rumo S.A.	5	870,900	(870,900)	—	10.42
08/01/2018	Rumo S.A.	5	1,149,544	(455,931)	693,613	13.94
08/15/2019	Rumo S.A.	5	843,152	(256,757)	586,395	22.17
11/11/2020	Rumo S.A.	5	776,142	(208,694)	567,448	20.01
05/05/2021	Rumo S.A.	5	1,481,000	(421,875)	1,059,125	20.84
09/15/2021	Rumo S.A.	3	1,560,393	(144,611)	1,415,782	18.19
09/01/2022	Rumo S.A.	3	1,781,640	(6,416)	1,775,224	20.36
09/01/2022	Rumo S.A.	-	146,909	—	146,909	20.36
			8,609,680	(2,365,184)	6,244,496
Share-based compensation plan (settled in cash)
07/31/2019 - Invest	Moove	5	132,670	—	132,670	50.79
07/31/2020 - Invest	Moove	5	106,952	—	106,952	61.89
07/31/2021 - Invest	Moove	3	80,729	—	80,729	102.73
07/31/2022 - Invest	Moove	3	77,967	—	77,967	135.05
07/31/2022 - Special Program	Moove	4	615,362	—	615,362	50.05
08/01/2021	TRSP	3	38,158	—	38,158	25.46
08/01/2021	Compass Comercialização	3	35,777	—	35,777	25.46
08/01/2021	Compass Gás e Energia	2	173,316	—	173,316	25.46
08/01/2021	Compass Gás e Energia	3	30,205	—	30,205	25.46
11/01/2021	Compass Gás e Energia	3	1,672,626	—	1,672,626	25.46
11/01/2021	Comgás	3	195,414	—	195,414	25.46
02/01/2022	Compass Gás e Energia	3	88,899	—	88,899	25.59
08/01/2022	Compass Gás e Energia	3	826,392	—	826,392	25.59
08/01/2022	Compass Comercialização	3	30,441	—	30,441	25.59
08/01/2022	TRSP	3	31,258	—	31,258	25.59
			4,136,166	—	4,136,166

Total			21,711,666	(3,835,158)	17,876,508

137

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Reconciliation of outstanding stock options

The change in outstanding premiums and their associated weighted average strike prices are as follows:

	Parent company	Consolidated
Balance as of January 1, 2021	3,597,627	6,004,029
Granted	6,518,058	11,531,359
Exercised	(2,299,438)	(6,200,231)
Cosan Log embedded plans	—	4,532,761
Canceled	(15,007)	(275,407)
Balance as of December 31, 2021	7,801,240	15,592,511
Granted	1,223,679	5,156,829
Exercised / Canceled	(1,597,962)	(2,872,832)
Balance as of December 31, 2022	7,426,957	17,876,508

b)     Fair value measurement

The weighted average fair value of the programs granted between December 31, 2022 and December 31, 2021, as well as the key assumptions used to apply the Black & Scholes model, were calculated as follows:

	Stock grant program
	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Key premises:
Market price on the grant date	17.14	23.20	29.20	27.27	29.20	78.58	29.20	27.27	20.56	20.56
Interest rate	6.82%	6.82%	N/A	N/A	N/A	6.82%	N/A	N/A	11.53%	6.94%
Volatility	36.50%	36.50%	N/A	N/A	N/A	32.81%	N/A	N/A	27.70%	26.51%

c)      Expenses recognized in result

The share-based compensation expenses included in the income statement for the years ended December 31, 2022 and 2021 were R$99,088 and R$81,424, respectively.

138

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

24. RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY

Applicable standard	Main requirements	Impact
Amendments to IFRS 01/ CPC 37 Effective January 1, 2022.

The amendment allows a subsidiary that elects to apply paragraph D16(a) of IFRS 1 (equivalent to CPC 37 (R1) - Initial Adoption of International Accounting Standards) to measure cumulative translation differences using the amounts reported in the consolidated financial statements as of the parent's transition date to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This modification also applies to a subsidiary or joint venture that elects to apply IFRS 1 paragraph D16(a).

These changes had no impact on the consolidated financial statements of the Cosan Group.
Amendments to IFRS 09/ CPC 48 Effective January 1, 2022.

The amendment clarifies the fees that an entity must consider when determining whether the terms of a new or modified financial liability differ materially from those of the original financial liability. These fees only include fees paid or received between the borrower and lender, including fees paid or received by either party on behalf of the other.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 41/ CPC 29 Effective January 1, 2022.	The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.	These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 37/ CPC 25 Effective January 1, 2022.

The Group adopted the IAS 37/CPC 25 amendments for the first time in the current year. The amendments stipulate that the "cost of performing" the contract includes "directly related costs." Costs directly associated with the contract include the incremental costs of fulfilling the contract (such as personnel or materials) and the allocation of other costs directly associated with fulfilling contracts (for example, allocating depreciation expense to an item of PPE used in the performance of the contract).

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 16/ CPC 27 Effective January 1, 2022.

The amendment prohibits entities from deducting from the cost of a fixed asset any sales proceeds of produced items used to bring the asset to the location and to achieve the condition required for it to operate as intended by management. Instead, an entity recognizes the sales proceeds and production costs in the income statement.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IFRS 3/ CPC 15 Effective January 1, 2022.

The amendments add an exception to the recognition principle of IFRS 3 (equivalent to CPC 15 (R1) - Business combinations) to prevent the issuance of potential 'day 2' gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (equivalent to CPC 25 - Provisions, Contingent Liabilities and Contingent Assets) or IFRIC 21 Levies, if incurred separately. The exception requires entities to use IAS 37 or IFRIC 21, rather than the Conceptual Framework, to determine whether a present obligation exists at the date of acquisition. In addition, a new paragraph is added to IFRS 3 to clarify that contingent assets are not eligible for recognition on the date of acquisition.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.

139

Explanatory Notes to the Financial Statement

(In thousands of Reais, except when otherwise indicated)

25. NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The CPC and IASB issued the following new standards, interpretations, and amendments, but they are not applicable for annual periods beginning after January 1, 2022. Premature adoption is prohibited. In addition, the Company believes, based on an initial review, that the adoption of the following standards/amendments will not have a material impact on its consolidated results or financial position.

Applicable standard	Major requirements or changes to accounting policy
Amendments to IAS 1/ CPC 26 and IFRS Practice Statement 2 Making Materiality Judgments Effective January 1, 2023.

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, which correspond to CPC 26, to specify the classification requirements for current or noncurrent liabilities. The modifications are applicable to periods beginning on January 1, 2023, and must be applied retroactively. The Group is currently evaluating the effect of the proposed changes on current practice.

The IASB issued amendments to IAS 1 (the corresponding standard to CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments in February 2021. These amendments provide entities with guidance and examples on how to apply materiality judgments to the disclosure of accounting policies. The amendments to IAS 1 are effective for periods beginning on or after 1 January 2023, with early adoption permitted. As the amendments to Practice Statement 2 provide non-obligatory guidance on the application of the material definition to accounting policy reporting, an adoption date is not required for this amendment. The Cosan Group is currently reviewing the accounting policy disclosures to ensure they are consistent with the required changes.

IFRS 17/ CPC 50 Insurance Contracts Effective January 1, 2023.

The purpose of IFRS 17 is to provide insurers with a more useful and consistent accounting model for insurance contracts. For periods beginning on or after January 1, 2023, IFRS 17 and CPC 50 require the presentation of comparative values. IFRS 17 may be adopted early if IFRS 9 and IFRS 15 are also adopted on the same date or before the initial adoption of IFRS 17. The Cosan Group is not significantly affected by this standard.

Amendments to IAS 8/ CPC 23 Effective January 1, 2023.

The IASB issued amendments to IAS 8 (the corresponding standard to CPC 23) in February 2021, introducing the definition of "accounting estimates." The modifications clarify the distinction between changes in accounting estimates, accounting policy changes, and error correction. In addition, they specify how entities should utilize measurement techniques and inputs to develop accounting estimates.

The amendments will apply to changes in accounting policies and estimates that occur on or after January 1, 2023, for periods beginning on or after that date. Premature adoption is permissible if disclosed. The modifications are not anticipated to have a substantial impact on Cosan Group's financial statements.

Amendments to IAS 12/ CPC 32 Effective January 1, 2023.

In May 2021, the Board issued amendments to IAS 12 that restrict the scope of the initial recognition exception so that it no longer applies to transactions that result in equal taxable and deductible temporary differences. The modifications are applicable to transactions that occur in annual periods beginning on or after the earliest comparable period presented. In addition, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability should be recognized at the beginning of the earliest comparative period presented for all deductible and taxable temporary differences associated with leases and decommissioning obligations. The Cosan Group is currently evaluating the effects of these modifications.

Amendments to IFRS 16/ CPC 06 Effective January 1, 2024.

The Board issued amendments to IFRS 16 regarding sale and leaseback transactions in September 2022.

The amendment to IFRS 16 specifies the requirements that a seller/lessee must adhere to when calculating the lease liability arising from a sale-and-leaseback transaction, so that the seller/lessee does not recognize any gain or loss related to the right-of-use. The Group is currently evaluating the effects of these modifications.

All other standards or amendments to standards issued by the CPC and IASB and which are effective as of January 1, 2022 are not applicable or relevant to the Company.

140

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer